# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of issuer*
Cityfunds I, LLC

*Legal status of issuer*

   *Form*
   LLC

   *Jurisdiction of Incorporation/Organization*
   Delaware

   *Date of organization*
   April 26, 2021

*Physical address of issuer*
335 Madison Avenue, 16th Floor, New York, NY 10017

*Website of issuer*
www.joinnada.com/cityfunds

*Is there a co-issuer? ___ yes _X_ no.*

*Name of intermediary through which the offering will be conducted*
OpenDeal Portal LLC dba "Republic"

*CIK number of intermediary*
0001751525

*SEC file number of intermediary*
007-00167

*CRD number, if applicable, of intermediary*
283874

*Name of qualified third party "Escrow Agent" which the Offering will utilize*

1

Prime Trust, LLC

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***
At the conclusion of the offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the offering to the Intermediary.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
The Intermediary will receive a Security-compensation equal to one percent (1%) of the total number of Securities sold in the Offering.

***Type of security offered***
Membership Interest

***Target number of Securities to be offered***
10,000

***Price (or method for determining price)***
$10.00

***Target offering amount***
$100,000

***Oversubscriptions accepted:***
☑ Yes
☐ No

***Oversubscriptions will be allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

***Maximum offering amount (if different from target offering amount)***
$500,000

***Deadline to reach the target offering amount***
October 15, 2021

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees***
0

| | Most recent fiscal year-end Consolidated (2020) | Prior fiscal year-end Consolidated (2019) |
|---|---|---|
| **Total Assets** | $0 | $0 |
| **Cash & Cash Equivalents** | $0 | $0 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $0 | $0 |
| **Long-term Debt** | $0 | $0 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $0 | $0 |

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

By: Cityfunds Manager LLC, Managing Member

DocuSigned by:

/s/Jesse Stein Jesse Stein

13C95B1C58AD4AB...

(Signature)

Jesse Stein

(Name)

Authorized Person

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: Cityfunds Manager LLC, Managing Member

DocuSigned by:

Jesse Stein

13C95B1C58AD4AB...

(Signature)

Jesse Stein

(Name)

Authorized Person

(Title)

August 3, 2021

(Date)

DocuSigned by:

John Green

23CFDE89E6F249D...

(Signature)

John Green

(Name)

Authorized Person

(Title)

August 3, 2021

(Date)

DocuSigned by:

*Mauricio Delgado*

30E6B4B865B0483...

(Signature)

Mauricio Delgado

(Name)

Authorized Person

(Title)

August 3, 2021

(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: LLC Agreement

# EXHIBIT A
## OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
## (EXHIBIT A TO FORM C)

# August 3, 2021

# Cityfunds I, LLC

## Up to $500,000 of Series #Austin Membership Interests

Cityfunds I, LLC, a Delaware series limited liability company, the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $500,000 worth of Series #Austin membership interests (which we refer to as the Series #Austin Interests) of the Company (the "**Securities**" or "**Interests**"). Purchasers of Securities are sometimes referred to herein as "**Investors**" or "**Purchasers**". The minimum target offering is $100,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering amount and up to $500,000 from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Offering Amount of $100,000 by October 15, 2021 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

As a Delaware series limited liability company, the Company was formed to permit public investment in a portfolio of residential real estate properties in a specific market, each portfolio of which will be held by a separate series of limited liability company interests, or "Series", that we intend to establish. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

We are only offering membership interests in the Series #Austin of the Company, which represent limited liability company interests in the Series #Austin of the Company. The Interests represent an investment solely in the Series #Austin and, thus, indirectly in the properties that will be owned by that Series (the "Series #Austin Properties, or the "Properties"). The Interests do not represent an investment in the Company or the Manager. We do not anticipate that the Series #Austin will own anything other than the Series #Austin Properties. We currently anticipate that the operations of the Company, including the formation of additional Series and the corresponding acquisition of additional properties, will benefit Investors by allowing Investors to build a diversified portfolio of investments.

**The Manager**

The Company is managed by Cityfunds Manager, LLC, a Delaware limited liability company (the "**Manager**" or "**Managing Member**"). Pursuant to the terms of the Company's limited liability operating agreement (the "**Operating Agreement**"), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as a management team and appropriate support personnel. The Manager is a joint venture between Compound Asset Management, LLC, a subsidiary of Republic Compound LLC (such subsidiary, "**Republic Real Estate**") and Nada Asset Management, LLC, a subsidiary of Nada Holdings Inc. (such subsidiary, "**Nada**")**.**

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason. All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved**

**by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.joinnada.com/cityfunds

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

9

(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.republic.co/real-estate/austin-cityfund-cf.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

**The Business**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Cityfunds I, LLC is a Delaware series limited liability company formed on April 26, 2021.

The Company is located at 335 Madison Avenue, 16th Floor, New York, NY 10017.

The Company's website is www.joinnada.com/cityfunds

The Company conducts business in multiple states.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/real-estate/austin-cityfund-cf and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

**The Offering**

| Minimum amount of membership interests being offered | 10,000 |
|---|---|

| | |
|---|---|
| **Total units of membership interests (outstanding after Offering (if minimum amount reached)** | 10,000[1][2] |
| **Maximum amount of membership interests being offered** | 50,000 |
| **Total units of membership interests outstanding after Offering (if maximum amount reached)** | 50,000[1][2] |
| **Purchase price per Security** | $10.00[3] |
| **Minimum investment amount per investor** | $500.00[4] |
| **Maximum Individual Purchase Amount** | $5,000[4] |
| **Offering deadline** | October 15, 2021 |
| **Use of proceeds** | See the description of the use of proceeds on page 32 hereof. |
| **Voting Rights** | See the description of the voting rights on page 38. |

(1) The total number of membership interests outstanding is subject to increase in an amount equal to the Intermediary's fee of 1% of the Securities issued in this Offering.

(2) The Company is concurrently offering the Series #Austin Interests through a Regulation D 506(C) offering and the amount of interests sold through this offering may be unknown prior to the closing of this Offering.

(2) The purchase price per Security was arbitrarily set for simplicity purposes.

(3) Subject to adjustment in the Company's sole discretion.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "**Intermediary**"). The Intermediary will be entitled to receive 1.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

| | **Price to Investors** | **Service Fees and Commissions** [1][2] | **Net Proceeds** |
|---|---|---|---|
| **Minimum Individual Purchase Amount** [3] | $500.00 | $20.00 | $480.00 |
| **Maximum Individual Purchase Amount** [3][4] | $5,000 | $2000 | $4,8000 |
| **Aggregate Target Offering Amount** | $100,000 | $4,000 | $96,000 |
| **Aggregate Maximum Offering Amount** | $500,000 | $20,000 | $480,000 |

(1)     The Intermediary will also receive 1.0% of the Securities being issued in this Offering in connection with the Offering.

(2)     This excludes fees to Company's advisors, such as attorneys and accountants.

(3)     The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)  Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

## RISK FACTORS

*An investment in our Interests involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Interests offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Interests and the market price of our Interests, which could cause you to lose all or some of your investment in our Interests. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements."*

**Risks relating to the structure, operation and performance of our Company**

***Both we and the Manager have limited operating history, which makes our future performance difficult to predict.***

Both we and the Manager have limited operating history. You should consider an investment in our Interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. To be successful in this market, we and the Manager must, among other things:

- identify and acquire real estate assets consistent with our investment strategies;

- increase awareness of our name within the investment products market;

- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; and

- build and expand our operations structure to support our business.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

***An investment in an Offering constitutes only an investment in that Series and not in the Company or directly in any property.***

An Investor in an Offering will acquire an ownership interest in the Series related to that Offering and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series, (iii) the Manager, (iv) directly in the Properties associated with the Series or any properties owned by any other Series. This results in limited voting rights of the Investor, which are solely related to a particular Series, and are further limited by the Operating Agreement, described further herein. Investors as holders of Interests (the "**Interest Holders**") will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of the Interest Holders and removal of the Manager for "cause." The Manager thus retains significant control over the management of the Company, each Series and the Properties. Furthermore, because the Interests in a Series do not constitute an investment in the Company as a whole, holders of the Interests in a Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in the Properties.

***There is currently no trading market for our securities. An active market in which investors can resell their Interests may not develop.***

There is currently no public trading market for any Interests, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Accordingly, you may have no liquidity for your Interests, particularly if the Properties in respect of that Interest is never sold. Even if a public or private market does develop, the market price of the Interests could decline below the amount you paid for your Interests.

***There may be state law restrictions on an Investor's ability to sell the Interests.***

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states.

A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Interests. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

***There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Series or future proposed Series.***

Due to the start-up nature of the Company and the Manager, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Series or future proposed Series. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring properties through the issuance of further Series Interests and monetizing them to generate distributions for Investors.

***We may not be able to control our operating costs or our expenses may remain constant or increase, even if our revenues do not increase, causing our results of operations to be adversely affected.***

Factors that may adversely affect our ability to control operating costs include the need to pay for insurance and other operating costs, including real estate taxes, which could increase over time, the need periodically to repair, renovate and re-lease space, the cost of compliance with governmental regulation, including zoning, environmental and tax laws, the potential for liability under applicable laws, interest rate levels, principal loan amounts and the availability of financing. If our operating costs increase as a result of any of the foregoing factors, our results of operations may be adversely affected.

The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from a property. As a result, if revenues decline, we may not be able to reduce our expenses accordingly. Costs associated with real estate investments, such as real estate taxes, insurance, loan payments and maintenance, generally will not be reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. If we are unable to decrease operating costs when demand for our properties decreases and our revenues decline, our financial condition, results of operations and our ability to make distributions to our Investors may be adversely affected.

***Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities which may adversely affect us, including our profitability, and impede our growth.***

The real estate market is highly competitive. We will compete with other entities engaged in real estate investment activities to locate suitable properties to acquire and purchasers for our properties. These competitors will include REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships and individual investors. Some of these competitors have substantially greater marketing and financial resources than we will have and generally may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of tenants. In addition, these same entities seek financing through similar channels to our Company. This competition could increase prices for properties of the type we may pursue and adversely affect our profitability and impede our growth.

***Competition may impede our ability to attract or retain tenants or re-lease space, which could adversely affect our results of operations and cash flow.***

The leasing of residential real estate is highly competitive. We will compete based on a number of factors that include location, rental rates, security, suitability of a property's design to prospective tenants' needs and the manner in which a property is operated and marketed. The number of competing properties could have a material effect on our occupancy levels, rental rates and on the operating expenses of certain of our properties. If other lessors and developers of similar spaces in our markets offer leases at prices comparable to or less than the prices we offer on the properties we acquire, we may be unable to attract or retain tenants or re-lease space in our properties, which could adversely affect our results of operations and cash flow.

***Disruptions in the financial markets or deteriorating economic conditions could adversely impact the residential real estate market, which could hinder our ability to implement our business strategy and generate returns to you.***

The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, declining real estate values, or the public perception that any of these events may occur, may result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents, which in turn would reduce the value of our Interests.

During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values or rents. Further, as a result of our target leverage, our exposure to adverse general economic conditions will be heightened.

All the conditions described above could adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under secured loans, the lenders will be entitled to proceed against the collateral granted to them to secure the debt owed.

***You may be more likely to sustain a loss on your investment because the Manager does not have as strong an economic incentive to avoid losses as do managers who have made significant equity investments in their companies.***

Because it has not made a significant equity investment in our Company, the Manager will have little exposure to loss in the value of a Series' Interests. Without this exposure, our investors may be at a greater risk of loss because the Manager does not have as much to lose from a decrease in the value of our Interests as do those Managers who make more significant equity investments in their companies.

***Any adverse changes in the Manager's financial health or our relationship with the Manager or its affiliates could hinder our operating performance and the return on your investment.***

The Manager will utilize the Manager's personnel to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay distributions to our Investors is dependent upon the performance of the Manager and its affiliates as well as the Manager's real estate professionals in the identification and acquisition of investments, the management of our assets and operation of our day-to-day activities. Any adverse changes in the Manager's financial condition or our relationship with the Manager could hinder the Manager's ability to successfully manage our operations and our Properties.

***Compliance with governmental laws, regulations and covenants that are applicable to our residential properties may adversely affect our business and growth strategies.***

Residential rental properties are subject to various covenants, local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers, may restrict our use of our residential properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our residential properties, including prior to acquiring any of our residential properties or when undertaking renovations. Among other things, these restrictions may relate to fire and safety, seismic, asbestos-cleanup or hazardous material abatement requirements. We cannot assure you that existing regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional costs. Our business and growth strategies may be materially and adversely affected by our ability to obtain permits, licenses and zoning approvals. Our failure to obtain such permits, licenses and zoning approvals could have a material adverse effect on us and cause the value of our Interests to decline.

***If the Company's series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same Series as them.***

The Company is structured as a Delaware series limited liability company that issues Interests in a separate Series. Each Series will merely be a separate Series and not a separate legal entity. Under the Delaware Limited Liability Company Act (the "LLC Act"), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of Investors holding Interests in one Series is segregated from the liability of Investors holding Interests in another Series and the assets of one Series are not available to satisfy the liabilities of other Series. Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation. If the Company's series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same Series Interests as them. Furthermore, while we intend to maintain separate and distinct records for each Series and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a Series to the liabilities of another Series. The

consequence of this is that Investors may have to bear higher than anticipated expenses which would adversely affect the value of their Interests or the likelihood of any distributions being made by a particular Series to its Investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the Company generally where the assets of such other Series or of the Company generally are insufficient to meet our liabilities.

***The Company's principal place of business is located in New York as of the date of the Offering.***

The Company's principal offices are located in New York, but the Company has not yet filed all appropriate documentation, paid all fees and taxes owed or obtained all licensing necessary or advisable to conduct business in the State.

**Risks Relating to the Offering**

***The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.***

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

***Funds from purchasers accompanying subscriptions for the Interests will not accrue interest while in escrow.***

The funds paid by an Investor for Interests will be held in a non-interest-bearing escrow account until the admission of the subscriber as an Investor in the applicable Series, if such subscription is accepted. Purchasers will not have the use of such funds or receive interest thereon pending the completion of the Offering. No subscriptions will be accepted, and no Interests will be sold unless valid subscriptions for the Offering are received and accepted prior to the termination of the applicable Offering. If we terminate an Offering prior to accepting a subscriber's subscription, escrowed funds will be returned promptly, without interest or deduction, to the proposed Investor.

***The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

***If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager may be forced to liquidate and wind up each Series or rescind the Offerings for any of the Series or the offering for any other.***

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the Manager is not and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act") and the Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company, the Manager has taken the position that the Properties are not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company's assets will consist of less than 40% investment securities under the Investment Company Act and the Manager is not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager may be forced to liquidate and wind up each Series or rescind the Offerings for any of the Series or the offering for any other Series.

***Possible changes in federal tax laws may be retroactive as well as prospective.***

The Code is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any Series of the Company would be limited to prospective effect. For instance, prior to effectiveness of the Tax Cuts and Jobs Act of 2017, an exchange of the Interests of one Series for another might have been a non-taxable 'like-kind exchange' transaction, while transactions now only qualify for that treatment with respect to real property. Accordingly, the ultimate effect on an Investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

***There is no market for the Securities and transfers of the Securities will be subject to material restrictions.***

An investment in the Company will require a long-term commitment. The Securities have not been registered under the Securities Act or any state securities laws and are subject to substantial restrictions on transfer and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. There will be no trading market for any of the Securities and none is expected to develop in the foreseeable future. The Securities may not be sold, pledged or otherwise transferred without registration under the Securities Act and applicable state securities laws or an exemption therefrom. In addition, the Securities are subject to further substantial restrictions on transfer set forth in the Operating Agreement.

**Risks Related to Conflicts of Interest**

***We are dependent on the Manager and its affiliates and their key personnel who provide services to us through the Operating Agreement, and we may not find a suitable replacement if the Operating Agreement is terminated, or if key personnel leave or otherwise become unavailable to us, which could have a material adverse effect on our performance.***

We do not expect to have any employees and we are completely reliant on the Manager to provide us with investment and advisory services. We expect to benefit from the personnel, relationships and experience of the Manager's executive team and other personnel and investors of Republic Real Estate and Nada and expect to benefit from the same highly experienced personnel and resources we need for the implementation and execution of our investment strategy. The Manager will have significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success will depend to a significant extent upon the efforts, experience, diligence, skill and relationships of the executive officers and key personnel of the Manager. The executive officers and key personnel of the Manager will evaluate, negotiate, close and monitor our Properties. Our success will depend on their continued service.

In addition, we offer no assurance that the Manager will remain the Manager or that we will continue to have access to the Manager's principals and professionals. If the Operating Agreement is terminated and no suitable replacement is found to manage us, our ability to execute our business plan will be negatively impacted.

***The ability of the Manager and its officers and other personnel to engage in other business activities, including managing other similar companies, may reduce the time the Manager spends managing the business of our Company and may result in certain conflicts of interest.***

Certain of the Manager's officers also serve or may serve as officers or employees of Republic Real Estate or Nada, each of which intends to be involved in additional business activities outside of the Company. These other business activities may reduce the time these persons spend managing our business. Further, if and when there are turbulent conditions in the real estate markets or distress in the credit markets or other times when we will need focused support and assistance from the Manager, the attention of the Manager's personnel and our executive officers and the resources of Republic Real Estate and Nada may also be required by the additional business activities. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed or if we were not managed by the Manager. In addition, these persons may have obligations to those entities, the fulfillment of which might not be in the best interests of us, or any of our Investors. Our officers and the Manager may face conflicts of interest in allocating sale, financing, leasing and other business opportunities among the real properties owned by the companies.

***The terms of the Operating Agreement make it so that it may adversely affect our inclination to end our relationship with the Manager.***

Under the terms of the Operating Agreement, we may terminate the Manger for "cause" following an affirmative vote of two-thirds of the Interests of the Company's Investors. The term "cause" is limited to those circumstances described under "The Manager and the Operating Agreement-Term and Removal of the Manager" which include certain material breaches, certain acts constituting fraud, misappropriation of funds, embezzlement and gross negligence, certain bankruptcy matters and the dissolution of the Manager. Unsatisfactory financial performance does not constitute "cause" under the Operating Agreement. These provisions make it difficult to end the Company's relationship with the Manager, even if we believe the Manager's performance is not satisfactory.

***The Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.***

The Operating Agreement provides that Cityfunds Manager, LLC, the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our Investors and will not be subject to any different standards imposed by our bylaws, or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

***There are conflicts of interest among us, the Manager and its affiliates.***

Each of our executive officers is an executive officer of the Manager, which is a joint venture between Republic Real Estate and Nada. All the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's-length negotiations. Some of the conflicts inherent in the Company's transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to Investors and the value of our Interests.

The Operating Agreement provides the Manager with broad powers and authority which may exacerbate the existing conflicts of interest among your interests and those of the Manager, its executive officers and its other affiliates. Potential conflicts of interest include, but are not limited to, the following:

- the Manager, its executive officers and its other affiliates may continue to offer other real estate investment opportunities, including other equity offerings similar to this offering, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

- the Manager, its executive officers and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits or fees or other compensation from any other business owned and operated by the Manager, its executive officers and/or its other affiliates for their own benefit;

- we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with third party on an arm's length basis; and

- the Manager, its executive officers and its other affiliates are not required to devote all of their time and efforts to our affairs.

***We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any transaction to which we or any of our subsidiaries has an interest or engaging for their own account in business activities of the types conducted by us.***

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or any of our subsidiaries or in any transaction to which we or any of our subsidiaries are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics contains a conflict of interest policy that prohibits our directors, officers and employees from engaging in any transaction that involves an actual or apparent conflict of interest with us. In addition, our management agreement with the Manager does not prevent the Manager and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us.

***The Manager's liability is limited under the Operating Agreement, and we have agreed to indemnify the Manager against certain liabilities. As a result, we may experience poor performance or losses of which the Manager would not be liable.***

Pursuant to the Company's Operating Agreement, the Manager will not assume any responsibility other than to render the services called for thereunder. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our Investors. Under the terms of the Operating Agreement, the Manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the Manager and any person providing sub-advisory services to the Manager will not be liable to us, any subsidiary of ours, or our Investors, members or partners or any subsidiary's Investors, members or partners for acts or omissions performed in accordance with and pursuant to the Operating Agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under Accordingly, we and our Investors will only have recourse and be able to seek remedies against the Manager to the extent it breaches its obligations pursuant to the Operating Agreement. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities. We have agreed to reimburse, indemnify and hold harmless the Manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the Manager and any person providing sub-advisory services to the Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from, acts or omissions of such indemnified parties not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of the Manager's duties, which has a material adverse effect on us. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the Operating Agreement because of our desire to maintain our ongoing relationship with the Manager.

**Risks Related to Real Estate Investments Generally**

***Our real estate assets will be subject to the risks typically associated with real estate.***

Our real estate assets will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;

- acts of war or terrorism, including the consequences of terrorist attacks;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions affecting properties; and;

- the potential for uninsured or underinsured property losses.

The value of each of our Properties will be affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to a property. Many expenditures associated with a property (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the property.

These factors may have a material adverse effect on the value that we can realize from our assets.

***Many factors impact the residential rental market, and if rents do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline.***

The success of our business model depends, in part, on conditions in the residential rental market. Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced.

***Our investments in Homeshares will be subject to the risks associated with newer real estate products.***

Certain of our investments in real estate will take the form of shared equity interests in single-family residential properties which we refer to as "**Homeshares**." Our investments in Homeshares will be subject to the risks associated with newer real estate products such as the potential for greater federal, state and local regulatory scrutiny and a greater lack of certainty in courts in the event of litigation.

It is possible that Homeshares will be treated as securities and that their offer to homeowners and their sale to us will need to be conducted in accordance with federal and state securities laws. Our Manager will seek to structure the acquisition of Homeshares so as to fall within exemptions from broker-dealer registration under the Exchange Act and the sale of Homeshares to us so as to fall within private sale exemptions under the Securities Act. The uncertainty in this regard may have a material adverse effect on our ability to invest in Homeshares and the value that we can realize from our investments in Homeshares.

***Our investments in Homeshares will not be secured by mortgages like traditional real estate investments.***

Our investments in Homeshares will not be secured by mortgages like traditional real estate investments. Instead, we will record the Memorandum of Covenants and Agreements of each Homeshare on the title of each property in which a Homeshare investment is made to create a non-possessory lien on, and an encumbrance upon, the subject property. The Memorandum of Covenants and Agreements provides the holder of the Option in a Homeshare. with enforcement rights that are similar to those found in traditional mortgages ,and prohibits the homeowner from selling or refinancing the subject property without seeking the consent of the holder of the Option. Without a possessory lien on the underlying property, however, we will need to rely on our remedies under contract law to enforce our rights in a Homeshare. We will not be able to bring an action for foreclosure on the underlying property as we could in a traditional real estate investment. An action for breach of contract typically is more costly and time consuming, with a less certain outcome, than a foreclosure action. As a result, there can be no assurance that we will be able to enforce our rights against the homeowner under a Homeshare.

***We anticipate involvement in a variety of litigation.***

We anticipate involvement in a range of legal actions in the ordinary course of business. These actions may include eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights and issues with local housing officials arising from the condition or maintenance of one or more of our residential properties. These actions can be time consuming and expensive. We cannot assure you that we will not be subject to expenses and losses that may adversely affect our operating results.

***We may be subject to unknown or contingent liabilities related to properties that we acquire for which we may have limited or no recourse against the sellers.***

Assets and entities that we may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of tenants, vendors or other persons dealing with the acquired entities, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. In the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions or that only survive for a limited period, in which event we would have no or limited recourse against the sellers of such properties. While we expect to usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses.

As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties and entities may exceed our expectations, which may adversely affect our business, financial condition, results of operations and cash flow. Finally, we expect that indemnification agreements between us and the sellers will typically provide that the sellers will retain certain specified liabilities relating to the assets and entities acquired by us. While the sellers are generally contractually obligated to pay all losses and other expenses relating to such retained liabilities, there can be no guarantee that such arrangements will not require us to incur losses or other expenses as well.

***We may not be able to sell our Properties at a price equal to, or greater than, the price for which we purchased such Properties, which may lead to a decrease in the value of our assets.***

The value of a property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a property.

***We may be unable to renew leases or re-lease space as leases expire.***

If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated space. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease.  If the rental rates for our properties decrease or we are not able to release a significant portion of our available and soon-to-be-available space, our financial condition, results of operations, cash flow, the market value of our Interests and our ability to satisfy our debt obligations and to make distributions to our Investor could be adversely affected.

***The actual rents we receive for a property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.***

As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of our properties compared to other, we may be unable to realize our estimated market rents for a property. In addition, depending on market rental rates at any given time as compared to expiring leases in our Properties, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for a property, then our ability to generate cash flow growth will be negatively impacted.

***We may be required to make rent or other concessions and/or significant capital expenditures to improve the Properties in order to retain and attract tenants, generate positive cash flow or to make real estate properties suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.***

In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to tents, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and the market value of our Interests.

***Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our Investors.***

Our income will be primarily derived from rental revenue from real property. As a result, our performance will depend on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

- delay lease commencements;

- decline to extend or renew leases upon expiration;

- fail to make rental payments when due; or

- declare bankruptcy.

Any of these actions could result in the termination of such tenants' leases with us and the loss of rental revenue attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our Investors.

***We may engage in development, redevelopment or repositioning activities in the future, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.***

We may engage in development, redevelopment or repositioning activities with respect to properties that we acquire as we believe market conditions dictate. If we engage in these activities, we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- the availability and pricing of financing on favorable terms or at all;

- the availability and timely receipt of zoning and other regulatory approvals;

- the potential for the fluctuation of occupancy rates and rents at development and redeveloped properties, which may result in our investment not being profitable;

- start up, development, repositioning and redevelopment costs may be higher than anticipated;

- cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and

- changes in the pricing and availability of buyers and sellers of such properties.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our Interests and our ability to satisfy our debt obligations and to make distributions to our Investors.

*Our Properties may be subject to impairment charges.*

We will periodically evaluate our real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of a property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent.

*If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could adversely affect our financial condition and ability to pay distributions to our Investors.*

Any of our tenants, or any guarantor of a tenant's lease obligations, could be subject to a bankruptcy proceeding pursuant to Chapter 11 of the United States bankruptcy code. A bankruptcy filing by one of our tenants or any guarantor of a tenant's lease obligations would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. There is no assurance the tenant or its trustee would agree to assume the lease. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available to pay distributions to our Investors.

*Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.*

Each Series generally will be required to pay state and local taxes on its Properties. The real property taxes on our Properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our Interests and our ability to satisfy our principal and interest obligations and to make distributions to our Investors could be adversely affected.

*Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, could reduce our cash flows and the return on our Investors' investments.*

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims.

This risk is particularly relevant with respect to potential acts of terrorism. Changes in the cost or availability of insurance could expose us to uninsured casualty losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our Investors' investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to Investors.

Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance our properties could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

*Climate change may adversely affect our business.*

To the extent that climate change does occur and affects the markets that we invest in, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for a property that we acquire. Should the impact of climate change be material in nature or occur for lengthy periods of time, the financial condition or results of operations for a property and its related Series would be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of a property that we acquire in order to comply with such regulations

***Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.***

From time to time, we may attempt to acquire multiple properties in a single transaction. Multiple property portfolio acquisitions are more complex and expensive than single-property acquisitions, and the risk that a portfolio acquisition does not close may be greater than in a single-property acquisition. A seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. To acquire multiple properties in a single transaction we may be required to accumulate a large amount of cash. We would expect the returns that we earn on such cash to be less than the ultimate returns in real property and therefore, accumulating such cash could reduce the funds available for distributions to our Investors.

***Tenant relief laws may negatively impact our rental income and profitability.***

As landlord of numerous residential properties, we may be involved in evicting residents who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory "cure" policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the home. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing or restrict the landlord's ability to recover certain costs or charge residents for damage that residents cause to the landlord's premises. We and any property managers we hire will need to be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be required to pay our adversaries' litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

***Rent control or rent stabilization laws could prevent us from raising rents to offset increases in operating costs.***

Various states, cities, or municipalities have a system of rent regulations known as rent stabilization and rent control. Tenants of regulated apartments are entitled to receive required services, to have their leases renewed, and may not be evicted except on grounds allowed by law. If we acquire properties that include regulated apartments, these regulations could limit the amount of rent we are able to collect, which could have a material adverse effect on our ability to fully take advantage of the investments that we make in our properties.  In addition, there can be no assurance that changes to rent control or rent stabilization laws will not have a similar or greater negative impact on our ability to collect rents.

***Real estate investments are relatively illiquid and may limit our flexibility.***

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions.  Our ability to dispose of assets in the future will depend on prevailing economic and market conditions.  Our inability to sell our properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.  In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. When we sell any of our assets, we may recognize a loss on such sale.

***The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions to our Investors and make additional investments.***

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank. We expect to have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.

***The occurrence of a cyber incident, or a deficiency in our cyber security, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, or damage to our business relationships, all of which could negatively impact our financial results.***

We collect and retain certain personal information provided by our Investors and tenants in the Properties owned by the Series.  While expect to implement a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, we can provide no assurance that we will be able to prevent unauthorized access to this information. A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As our reliance on technology has increased, so have the risks that could directly result from the occurrence of a cyber incident including operational interruption, damage to our relationship with our tenants, and private data exposure, any of which could negatively impact our reputation and financial results.

***Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.***

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our Properties.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to our Investors.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating such properties. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

***Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors.***

Our Properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If one or more of our properties that we acquire are not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

***Declines in the market values of the assets we invest in may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our Investors.***

Some of the assets we invest in may be classified for accounting purposes as "available-for-sale." These investments will be carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to Investors' equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale asset falls below its amortized value and is not temporary, we will recognize a loss on that asset on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of the assets we invest in may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to our Investors.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. If we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

***A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.***

Our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors.

***Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.***

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

**Risks Related to Ownership of our Interests**

*Lack of voting rights.*

The Manager has the ability to amend the Operating Agreement unilaterally (except with respect to certain matters primarily relating to adversely changing the rights of the Investor) and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in respect of the Series in which they are invested. Investors will therefore be subject to any amendments the Manager makes (if any) to the Operating Agreement and allocation policy and also any decision it takes in respect of the Company and the applicable Series, which the Investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the Investors as a whole but only a limited number.

Furthermore, the Manager can only be removed as manager of the Company and each Series in very limited circumstances for "Cause" following an affirmative vote of two-thirds of the Company's Investors (measured by the Investors' financial interest in the Company), and unsatisfactory financial performance does not constitute "Cause." Investors would therefore not be able to remove the Manager merely because they did not agree, for example, with how the Manager was operating the Series Properties.

***Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts. The Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial.***

Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by Federal law, a Federal court of the United States, as in the case of claims brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to bring such claim in the Delaware Court of Chancery. The Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Delaware, which govern the Operating Agreement, by a federal or state court in the State of Delaware, which has exclusive jurisdiction over matters arising under the Operating Agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

We believe that this is the case with respect to the Operating Agreement and our Interests. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Operating Agreement. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation or provision of the Operating Agreement or our Interests serves as a waiver by any Investor or beneficial owner of our Interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our Interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor's ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage an investor to the extent a judge might be less likely than a jury to resolve an action in the investor's favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could materially and adversely affect our business and financial condition.

**BUSINESS**

**Company Overview**

Cityfunds I, LLC (the "**Company**"), a Delaware series limited liability company, was formed to permit public investment in a portfolio of residential real estate properties in a specific market, each portfolio of which will be held by a separate series of limited liability company interests, or "Series", that we intend to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

**Investment Objectives**

Our investment objectives are:

- to realize growth in the value of our investments;

- to grow net cash from operations so more cash is available for distributions to investors; and

- to preserve, protect and return your capital contribution.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Cityfunds are designed to provide returns that are related to the home-price appreciation of a specific market. While we are focused on sourcing acquisitions that have the potential for capital appreciation, the market will ultimately determine returns. We cannot assure you that we will attain this objective or that the value of our properties and your investment will not decrease. Based on recent historical and assumed continuing home-price appreciation, we expect both our investments to generate annual internal rates of return ("IRR") of between 12% and 15% over a 7-year period. These estimated returns may not be met. **Our Manager**

The Company is managed by Cityfunds Manager, LLC, a Delaware limited liability company (the "**Manager**" or "**Managing Member**"). Pursuant to the terms of the Company's limited liability operating agreement (the "**Operating Agreement**"), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as a management team and appropriate support personnel. The Manager is a joint venture between Compound Asset Management, LLC, a subsidiary of Republic Compound LLC (such subsidiary, "**Republic Real Estate**") and Nada Asset Management, LLC, a subsidiary of Nada Holdings Inc. (such subsidiary, "**Nada").**

**Conflicts of Interest**

Conflicts of interest may exist or could arise in the future with Republic Real Estate, Nada and each of their affiliates, including the Manager, our officers and/or directors who are also officers and/or directors of Republic Real Estate and/or the Manager. Conflicts may include, without limitation:

- Each of our executive officers will also serve as an officer of Republic Real Estate or Nada. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the Manager and other affiliates of Republic Real Estate or Nada, which were not negotiated at arm's length, and their terms may not have been as favorable to us as if they had been negotiated at arm's length with an unaffiliated third party. Republic Real Estate and Nada are not required to make available any particular individual personnel to us.

- Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the Manager will dedicate to the management of our business. Accordingly, we may compete with other business activities of Republic Real Estate and Nada and any of their current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by Republic Real Estate, Nada or one of either of their affiliates, including the Manager, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

- The Manager does not assume any responsibility beyond the duties specified in the Operating Agreement. The Manager's liability is limited under the Operating Agreement and we have agreed to reimburse, indemnify and hold harmless the Manager and its affiliates, including Republic Real Estate and Nada, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Manager's duties under the Operating Agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the Manager would not be liable.

## Employees

Neither the Company nor the Manager has any employees. All of the officers of the Company and the Manager are employees of Republic Real Estate or Nada.

## Legal Proceedings

None of the Company, any Series, the Manager, or any director or executive officer of the Company or the Manager is presently subject to any material legal proceedings.

## Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any of our subsidiaries, is required to register as an investment company under the Investment Company Act of 1940 (the "**Investment Company Act**"). Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding forty percent (40%) of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the forty percent (40%) test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

## DILUTION

Dilution means a reduction in value, control or earnings of the interests the Investor owns. There will be no dilution to any Investors associated with this Offering. However, from time to time, additional Interests in the Series offered hereby may be issued in order to raise capital to cover the Series' ongoing costs and expenses attributable to its operations ("**Operating Expenses**").

## DESCRIPTION OF SERIES #AUSTIN

We expect to use substantially all the net proceeds from this Offering to invest in or acquire single-family residential properties in Austin, including single family homes and Homeshares, which we collectively refer to as our targeted investments. We intend to focus on acquiring properties that we believe are likely to have possibilities for capital appreciation, such as those located in neighborhoods with what we see as high growth potential and those available from sellers who are distressed or face time-sensitive deadlines.

Our investment objectives are (1) to realize growth in the value of our investments, and (2) to preserve, protect and return your capital contribution. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

### Market Data

The Austin housing market saw incredible demand in 2020 despite the COVID 19 pandemic, and this momentum has continued into 2021. Demand has consistently outpaced supply, which is causing Austin home prices to soar.

As technology companies such as Tesla, Apple, and Oracle continue to migrate to Austin, home sales and prices in the Austin real estate market continue to soar. In fact, Austin ranked number 3 on Zillow's list of top metros for inbound moves in 2020.

After outpacing all other large markets at the end of 2020, Austin's housing market is again anticipated to be the nation's best performing in 2021. The Q4 2020 Zillow Home Price Expectations Survey notes that Austin is expected to outperform the national market by the largest margin. Austin was also predicted to be the hottest market in last year's survey, and that proved true. By mid-December, the median list price for homes in the Austin metropolitan area was up 23.6% year-over-year — the largest rise among the 50 largest U.S. markets.

Data from The Austin Board of Realtors as of March 2021 notes the following:

- Closed home sales across the Austin-Round Rock MSA are up 13% year-over-year;

- The median price is up 28% to $425,000;

- New listings are down 1% year-over-year; Active listings are down 78% year-over-year;

- Total sales dollar volume increased 51% to $1.99 billion;

- Pending sales increased by 42%;

- Homes across the MSA spent an average of 26 days on the market, 29 days fewer than March 2020; and

- Months of supply is 0.4 months — a record-low — less than the 1.4 months compared to March 2020.

### *Population Growth*

Austin has ranked #1 in population growth for eight years in a row, according to CBS Austin. Approximately 100 people move to Austin every day. In less than 10 years, the population of the Metro Austin area has grown by about 20%.

Austin is also ranked among the fastest-growing cities by WalletHub, in a report that compared 515 cities.

### Concurrent Offerings of Securities

We are concurrently offering Series #Austin Interests through a Regulation D Rule506(c) offering, exempt from registration. As of the date of this Form C, we have subscriptions for 5,225 Series #Austin Interests with expected gross proceeds of $50,000, assuming these subscriptions are accepted and closed. As of the date of this Form C, no Series #Austin Interests have been issued.

## USE OF PROCEEDS

We plan to use proceeds from this Offering as described below, although we have the right to change how we spend the proceeds..

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % of Target Proceeds Raised | Amount if Target Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 4.00% | $4,000 | 4.00% | $20,000 |
| Acquisition of Series #Austin Properties | 96.00% | $96,000 | 96.00% | $480,000 |
| **Total** | **100.00%** | **$100,000** | **100.00%** | **$500,000** |

## EXECUTIVE OFFICERS AND MANAGERS

The Manager of the Company is Cityfunds Manager, LLC, a Delaware limited liability company, which is a joint venture between Republic Real Estate and Nada.

All of our executive officers are employees of the Manager or its affiliates. The executive offices of the Manager are located at 335 Madison Avenue, 16th Floor, New York, NY 10017.

### Executive Officers

The following table sets forth certain information with respect to each of the executive officers of the Manager:

| Executive Officer | Position held with our Company | Position held with the Manager |
|---|---|---|
| John Green | Principal | Manager |
| Mauricio Delgado | Principal | Manager |
| Jesse Stein | Principal | Manager |

### Biographical Information

Set forth below is biographical information of our executive officers.

**John Green** is a co-founder of Nada Holdings, Inc., where he has served as CEO and President since its inception in November 2018, and where he manages all corporate vision, business model development, and expansion strategies to execute across all service verticals. Previously, Mr. Green served as a Strategic Advisor for Vámonos Credit, LLC, a brand focused on serving the Hispanic consumer across all aspects of a real estate transaction, from November 2017 until June 2018. Mr. Green was previously the Vice President of Strategy and Innovation at Pacific Union Financial, LLC, a top 10 independent mortgage lender, where from November 2012 until June 2018 he served as a growth strategy and implementation leader focused on new business ventures, technology, risk management, and go-to-market strategy. Mr. Green previously managed Quality Control for JPMorgan Chase – Mortgage from 2009 until November 2012. Prior to his career in financial services, Mr. Green was a professional recording and touring artist from 2005 until 2009, authoring and publishing two albums. Mr. Green has been a member of the American Society of Composers, Authors, and Publishers since 2006. Mr. Green is also an active and published member of the Forbes Finance Council.

**Mauricio Delgado** is a co-founder of Nada Holdings, Inc., where he has served as Chief Strategy Officer and Chief Product Officer since its inception in November 2018, where he manages all corporate finance, technology, strategic partnerships, and growth functions. Previously, Mr. Delgado co-founded and exited Vámonos Credit, LLC, a brand focused on serving the Hispanic consumer across all aspects of a real estate transaction, from July 2017 until

June 2018. Mr. Delgado was previously the CEO and CFO of Tricolor Auto Group, LLC, a leading auto retailer and financer to the Hispanic consumer, which grew to >$300mm in revenue, from 2013 until the company was sold in 2016. In addition, Mr. Delgado has a proven track record in institutional investing as Principal at Investar Financial Venture Capital Group, as Director at Highland Capital Management, L.P., and as Vice President at Lehman Brothers Private Equity from 2006 until 2013. Mr. Delgado's investing track record includes investing and managing over $1 billion of capital across the capital structures of companies in the financial services, technology, energy, and real estate sectors. Mr. Delgado graduated from Stanford University with a degree in Computer Science and received his MBA from Stanford's Graduate School of Business.

**Jesse Stein** has served as a Managing Partner of Republic Compound LLC since its inception in May 2020 and as Chief Operating Officer and Principal and Financial Accounting Officer of our Company since its inception. Previously, Mr. Stein served as the Chief Operating Officer of Cityfund Manager, Inc. from February 2018 until May 2020. Mr. Stein is also the Managing Principal of Advanced Fundamentals LLC, a data analytics and real estate indexing firm which he founded in July 2016. Previously, Mr. Stein served as the Chief Executive Officer of Commencement Capital, LLC from April 2016 until February 2018 and was a founding member and the Chief Operating Officer of ETRE Financial, LLC, a real estate financial services and information technology company, from August 2012 until February 2016. During his time with ETRE Financial, Mr. Stein also served as the Chief Operating Officer, Secretary, and a member of the Board of Directors of ETRE REIT, LLC. Mr. Stein previously served as the Executive Vice President of Acquisitions for United Realty Advisors, LP, an affiliate of United Realty Partners, LLC, or United Realty Partners, a privately held real estate investment and advisory firm, from September 2011 through June 2013. Prior to joining United Realty Partners, Mr. Stein was a Managing Director at Multi Capital Group, a boutique real estate and investment banking firm that specializes in equity and debt placement, capital structuring, and principal investment activity. Mr. Stein was employed by Multi Capital Group from September 2005 until December 2008 and from March 2011 until September 2011. Mr. Stein graduated from Cornell University and received a Master's Degree in Real Estate Investment from New York University.

### *Indemnification*

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

### *Employees*

Neither the Company nor the Manager has any employees. All of the officers of the Company and the Manager are employees of Republic Real Estate or Nada.

### *Management Compensation*

Pursuant to the Operating Agreement, the Manager, or affiliated entities, may receive fees and expense reimbursements for services relating to the series offerings and the investment and management of our series properties. The items of compensation are summarized in the following table:

| Form of Compensation | Description |
| --- | --- |
| Asset Management Fee | We will pay our Manager a quarterly asset management fee equal to 0.375% (1.5% annually) of the value of the Interests, payable quarterly in arrears. |
| Acquisition Fee | We will pay our Manager an acquisition fee equal to 1.0% of the purchase price for any single-family home that we acquire. |

| Form of Compensation | Description |
|---|---|
| Reimbursement of Expenses: | We will reimburse the Manager for out-of-pocket expenses incurred in (i) our organization and offering, (ii) our operations and the acquisition and disposition of properties and (iii) retaining third parties to provide necessary services to us. This does not include the Manager's overhead, employee costs borne by the Manager, utilities or technology costs. |
| Fees from Other Services – Affiliates of the Manager | We may retain third parties, including certain of the Manager's affiliates, for necessary services relating to our investments or our operations, including any administrative services, construction, brokerage, leasing, development, property oversight and other property management services. Any such arrangements will be at market terms and rates. |

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has authorized an unlimited amount of Series #Austin Interests. As of the date of this Form C, no Series #Austin Interests have been issued or are outstanding.

### Ownership

There is no beneficial owner of 20% of more of the Series #Austin Interests.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.**

### Overview

Cityfunds I, LLC (the "**Company**") is a series limited liability company organized April 26, 2021 under the laws of Delaware that has been formed to permit public investment in a portfolio of residential real estate properties in a specific market, each portfolio of which will be held by a separate series of limited liability company interests ("**Series**"), that we intend to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

### Operating Results

Revenues are generated at the Series level. As of June 30, 2021, the Series #Austin had not generated any revenues. We have not incurred any Operating Expenses for the period since inception through June 30, 2021. Each Series will be responsible for its own Operating Expenses beginning on the closing date of the Offering of such Series.

### Liquidity and Capital Resources

As of June 30, 2021, Series #Austin had no cash on hand and had no financial obligations.

### Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

**Material Changes and Other Information**

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit C for subsequent events and applicable disclosures.

**Previous Offerings of Securities**

We have not made any issuances of securities within the last three years.

## THE OFFERING AND THE SECURITIES

**The Offering**

The Company is offering up to 50,000 Series #Austin Interests for up to $500,000. The Company is attempting to raise a minimum amount of $100,000 in this Offering (the "**Target Offering Amount**"). The Company must receive commitments from investors in an amount totaling the Target Offering Amount by October 15, 2021 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Offering Amount up to $500,000 (the "**Maximum Amount**") and the additional Securities will be allocated on a first come-first serve basis.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $500 and the maximum amount that an Investor may invest in the Offering is $5,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Interests, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "Intermediary"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If a Purchaser makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Interests indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Purchaser**. Additionally, the Purchaser must complete the tax forms provided by the Company, which will include the Purchaser's tax-identification number. Purchasers must also represent that they have a United States of America based bank account that can receive deposits.

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

### Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

### Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all

Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was arbitrarily set for simplicity purposes.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

**PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

*Commission/Fees*

4.0% of the amount raised

*Stock, Warrants and Other Compensation*

1.0% of the Securities being issued in this Offering.

*Transfer Agent and Registrar*

The Company has not yet engaged a transfer agent for the Series #Austin Interests.

**The Securities**

The Company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of membership interests in a Series of the Company is an investment only in that particular Series and not an investment in the Company as a whole. In accordance with the LLC Act, each Series is, and any other Series if issuing Interests in the future will be, a separate series of the Company and not in a separate legal entity. The Company has not issued, and does not intend to issue, any class of any Series Interests entitled to any preemptive, preferential or other rights that are not otherwise available to the Interest Holders purchasing Interests in connection with any Offering.

The Company is authorized and empowered to establish separate members and limited liability company interests with separate and distinct rights, powers, duties, obligations, businesses and objectives (each a "**Series**") and appoint a Manager for each Series. The number of Series admitted, and the rights and obligations of the Members of any Series (each a "**Series Member**"), shall be governed by this Agreement and the limited liability company operating agreement of that series (the "**Series Operating Agreement**").

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and upon the closing of an offering for a Series, the records maintained for any such Series account for the assets associated with such Series separately from the assets of the limited liability company, or any other Series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable only against the assets of such Series and not against the assets of the limited liability company generally or any other Series. Accordingly, the Company expects the Manager to maintain separate, distinct record, and bank accounts, for each Series and its associated assets and liabilities. As such, the assets of a Series include only the Properties associated with that Series and other related assets (e.g., cash reserves). As noted in the "Risk Factors" section, the limitations on inter-series liability provided by Section 18-215(b) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the Company generally where the assets of such other Series or of the Company generally are insufficient to meet the Company's liabilities.

Section 18-215(c) of the LLC Act provides that a Series established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued. The Company intends for each Series to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular Series and title to the relevant property will be held by, or for the benefit of, the relevant Series.

All of the Series Interests offered herein will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Series Interests, as determined by the Manager, the Interest Holders of such Series Interests will not be liable to the Company to make any additional capital contributions with respect to such Series Interests (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act). Holders of Series Interests have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any Interests and no preferential rights to distributions.

### Further issuance of Interests

Only the Series #Austin Interests are being offered and sold pursuant to this Form C. The Manager, in its sole discretion, has the option to issue additional Interests (in addition to those issued in connection with any Offering) on the same terms as the Interests of applicable Series being offered hereunder as may be required from time to time in order to pay any Operating Expenses related to the applicable Properties.

### Distribution rights

The Manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement.

Free Cash Flow consists of the net income (as determined under GAAP) generated by such series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the Properties related to such Series. The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the series.

The Company expects the Manager to make distributions of any Free Cash Flow on a semi-annual basis as set forth below. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

Any Free Cash Flow generated by a Series from the utilization of the Properties related to such Series shall be applied within the Series in the following order of priority:

- repay any amounts outstanding regarding reimbursement for Operating Expenses plus accrued interest;

- thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses; and

- thereafter by way of distribution to Interest Holders of such Series (net of corporate income taxes applicable to the Series), which may include the Manager or any of its affiliates.

No Series will distribute a property in kind to its Interest Holders.

The LLC Act (Section 18-607) provides that a member who receives a distribution with respect to a Series and knew at the time of the distribution that the distribution was in violation of the LLC Act shall be liable to the Series for the amount of the distribution for three years. Under the LLC Act, a series limited liability company may not make a distribution with respect to a Series to a member if, after the distribution, all liabilities of such Series, other than liabilities to members on account of their limited liability company interests with respect to such Series and liabilities for which the recourse of creditors is limited to specific property of such Series, would exceed the fair value of the assets of such Series. For the purpose of determining the fair value of the assets of the Series, the LLC Act provides that the fair value of property of the Series subject to liability for which recourse of creditors is limited shall be included in the assets of such Series only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to it at the time the assignee became a member and that could not be ascertained from the operating agreement.

### Redemption provisions

The Interests are not redeemable.

### Registration rights

There are no registration rights in respect of the Interests.

### Voting rights

The Manager is not required to hold an annual meeting of Interest Holders. The Investor does not have any voting rights as an Interest Holder in the Company or a Series except with respect to:

(i)     the removal of the Manager;  and

(ii)    an amendment to the Operating Agreement that would:

    a.   modify the limited liability of an Investor;

    b.   modify the indemnification and exculpation rights of the Manager and other covered persons; or

    c.   increase in any material respect the liabilities or responsibilities of, or diminish in any material respect the rights or protections of, any member;

    d.   alter the interest of any Investor in income, gains and losses or amend a member's capital account or capital commitment without the consent of each Investor adversely affected by such amendment; or

    e.   amend any provisions of the Operating Agreement or a Series Operating Agreement, that require the consent, action or approval of members.

When entitled to vote on a matter, each Interest Holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest Holders of an applicable Series or of the Interest Holders of all Series of the Company, as applicable. The removal of the Manager as manager of the Company and all Series must be approved by two-thirds of the votes that may be cast by Interest Holders of all Series of the Company then outstanding, voting together as a single class.

The submission of any action of the Company or a Series for a vote of the Interest Holders shall first be approved by the Manager and no amendment to the Operating Agreement may be made without the prior approval of the Manager that would decrease the rights of the Manager or increase the obligations of the Manager thereunder.

The Manager has broad authority to take action with respect to the Company and any Series. See "Management" for more information.  Except as set forth above, the Manager may amend the Operating Agreement without the approval of the Interest Holders to, among other things, reflect the following:

- the merger of the Company, or the conveyance of all of the assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity;
- a change that the Manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance or opinion;
- a change that the Manager determines to be necessary, desirable or appropriate to facilitate the trading of Interests;
- a change that the Manager determines to be necessary or appropriate for the Company to qualify as a limited liability company under the laws of any state or to ensure that each Series will continue to qualify as a corporation for U.S. federal income tax purposes;
- an amendment that the Manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, or the officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act or "plan asset" regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;
- any amendment that the Manager determines to be necessary or appropriate for the authorization, establishment, creation or issuance of any additional Series;
- an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Operating Agreement;
- any amendment that the Manager determines to be necessary or appropriate for the formation by the Company of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the Operating Agreement;
- a change in the fiscal year or taxable year and related changes; and
- any other amendments which the Manager deems necessary or appropriate to enable the Manager to exercise its authority under the Agreement.

In each case, the Manager may make such amendments to the Operating Agreement provided the Manager determines that those amendments:

- do not adversely affect the Interest Holders (including any particular Series as compared to other Series) in any material respect;
- are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
- are necessary or appropriate to facilitate the trading of Interests to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Interests may be listed for trading, compliance with any of which the Manager deems to be in the best interests of the Company and the Interest Holders;
- are necessary or appropriate for any action taken by the Manager relating to splits or combinations of Interests under the provisions of the Operating Agreement; or
- are required to effect the intent expressed in this Form C or the intent of the provisions of the Operating Agreement or are otherwise contemplated by the Operating Agreement.

Furthermore, the Manager retains sole discretion to create and set the terms of any new Series and will have the sole power to acquire, manage and dispose of the Properties of each Series.

**Liquidation rights**

The Operating Agreement provides that the Company shall remain in existence until the earlier of the following: (i) the election of the Manager to dissolve it; and (ii) the entry of a decree of judicial dissolution of the Company. Under no circumstances may the Company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the Interests in the profits of the Company).

A Series shall remain in existence until the earlier of the following: (i) the dissolution of the Company or (ii) the election of the Manager to dissolve such Series. Under no circumstances may a Series be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the Interests in the profits of the Series).

Upon the occurrence of any such event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the Properties will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding reimbursement for Operating Expenses ), and thereafter, (iii) to the Interest Holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest Holder (which may include the Manager, any of its affiliates and sellers of the Properties and which distribution within a Series will be made consistent with any preferences which exist within such Series).

## Restrictions on Ownership and Transfer

The Interests are subject to restrictions on transferability. An Interest Holder may not transfer, assign or pledge its Interests without the consent of the Manager. The Manager may withhold consent in its sole discretion, including when the Manager determines that such transfer, assignment or pledge would result in (a) the assets of the Series being deemed "plan assets" for purposes of ERISA, or (b) the Company, the Series or the Manager being subject to additional regulatory requirements. The transferring Interest Holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal or accounting fees incurred by the Company, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees. The Manager or its affiliates will acquire Interests in each Series for their own accounts and the Operating Agreement does not prevent the Manager or its affiliates from transferring these Interests, from time to time and only in accordance with applicable securities laws (which may include filing an amendment to this Form C), either directly or through a broker or otherwise.

The restrictions on transferability listed above will also apply to any resale of Interests through one or more third-party broker-dealers. Additionally, unless and until the Interests of the Company are listed or quoted for trading, there are restrictions on the holder's ability to the pledge or transfer the Interests. There can be no assurance that we will, or will be able to, register the Interests for resale and there can be no guarantee that a liquid market for the Interests will develop. Therefore, Investors may be required to hold their Interests indefinitely. To the extent certificated, the Interests issued in each Offering, to the extent certificated, will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

## Agreement to be bound by the Operating Agreement; power of attorney

By purchasing Interests, the Investor will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement. Pursuant to the Operating Agreement, each Investor grants to the Manager a power of attorney to, among other things, execute and file documents required for the Company's formation, continuance or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

## Duties of officers

The Operating Agreement provides that, except as may otherwise be provided by the Operating Agreement, the property, affairs and business of each Series will be managed under the direction of the Manager. The Manager has the power to appoint the officers and such officers have the authority and exercise the powers and perform the duties specified in the Operating Agreement or as may be specified by the Manager.

The Company may decide to enter into separate indemnification agreements with the officers of the Company, the Manager, Republic Real Estate or Nada. If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the Operating Agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to the Company if it is found that such indemnitee is not entitled to such indemnification under applicable law and the Operating Agreement.

## Exclusive jurisdiction; waiver of jury trial

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts, as in the case of claims brought under the Exchange Act, as amended. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the Operating Agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the Operating Agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by Federal law, a Federal court of the United States. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to do so in the Delaware Court of Chancery.

The Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable under the facts and circumstances of that case in accordance with applicable case law. See "Risk Factors—Risks Related of Ownership of Our Interests--*Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts. The Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial."* Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation or provision of the Operating Agreement or our Interests serves as a waiver by any Investor or beneficial owner of our Interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our Interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor's ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage you to the extent a judge might be less likely than a jury to resolve an action in your favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could adversely affect our business and financial condition.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

### Conflicts of Interest

Conflicts of interest may exist or could arise in the future with Republic Real Estate, Nada and its affiliates, including the Manager and/or our officers, who are also officers of Republic Real Estate, Nada and/or the Manager. Conflicts may include, without limitation:

- Each of our executive officers will also serve as an officer of Republic Real Estate or Nada. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the Manager and other affiliates of Republic Real Estate or Nada, which were not negotiated at arm's length, and their terms may not have been as favorable to us as if they had been negotiated at arm's length with an unaffiliated third party. Republic Real Estate and Nada are not required to make available any particular individual personnel to us.

- Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the Manager will dedicate to the management of our business. Accordingly, we may compete with other business activities of Republic Real Estate and Nada and any of their current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by Republic Real Estate or Nada, or one of their affiliates, including the Manager, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

- The Manager does not assume any responsibility beyond the duties specified in the Operating Agreement. The Manager's liability is limited under the Operating Agreement and we have agreed to reimburse, indemnify and hold harmless the Manager and its affiliates, including Republic Real Estate and Nada, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Manager's duties under the Operating Agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the Manager would not be liable.

**EXHIBIT B**

*Disclaimers*

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

**NOTICE REGARDING THE ESCROW AGENT**

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

**Forward Looking Statement Disclosure**

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

### *Disclaimer of Television Presentation*

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

**EXHIBIT C**
*Financial Statements*

**CITYFUNDS I, LLC**
**A DELAWARE LIMITED LIABILITY COMPANY**
**CONSOLIDATED FINANCIAL STATEMENT AND INDEPENDENT AUDITOR'S REPORT**
**APRIL 26, 2021 (INCEPTION)**

## TABLE OF CONTENTS
## CITYFUNDS I, LLC



To the Members of
Cityfunds I, LLC
New York, New York

## INDEPENDENT AUDITOR'S REPORT

### Opinion

We have audited the accompanying consolidated financial statement of Cityfunds I, LLC (the "Company") which comprise the consolidated balance sheet as of April 26, 2021 (inception), and the related notes to the consolidated financial statement.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of the Company as of April 26, 2021 (inception) in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statement, the Company has not commenced planned principal operations and has not generated revenues or profits. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

### Responsibilities of Management for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

**Artesian CPA, LLC**

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the consolidated financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statement is available to be issued.

**Auditor's Responsibilities for the Audit of the Consolidated Financial Statement**

Our objectives are to obtain reasonable assurance about whether the consolidated financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statement.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

*Artesian CPA, LLC*

Denver, Colorado
July 23, 2021

**Artesian CPA, LLC**

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

**CITYFUNDS I, LLC**
**CONSOLIDATED BALANCE SHEET**
**AS OF APRIL 26, 2021 (INCEPTION)**

*(US$)*

**Assets:**

| | | |
|---|---|---|
| Cash | $ | — |
| **Total assets** | | — |
| | | |
| **Liabilities and members' equity (deficit)** | | |
| Liabilities: | | |
| Accounts payable and accrued expenses | | — |
| Due to related party | | — |
| **Total liabilities** | | — |
| | | |
| **Members' equity (deficit)** | | — |
| | | |
| **Total liabilities and members' equity (deficit)** | $ | — |

See Independent Auditor's Report and accompanying notes, which are an integral part of this consolidated financial statement.

**CITYFUNDS I, LLC**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT**
**AS OF APRIL 26, 2021 (INCEPTION)**

**1.      ORGANIZATION**

Cityfunds I, LLC (the "Company") is a series limited liability company organized April 26, 2021 (inception) under the laws of Delaware that has been formed to permit public investment in a portfolio of residential real estate properties in a specific market, each portfolio of which will be held by a separate series of limited liability company interests, or "Series", that we intend to establish.  As a Delaware series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

As of April 26, 2021 (inception), the Company had not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

The Company is managed by Cityfunds Manager, LLC, a Delaware limited liability company (the "Manager" or "Managing Member").

**2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Principles of Reporting, Use of Estimates, and Basis for Consolidation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of Cityfunds I, LLC and its to-be formed series. All significant intercompany transactions have been eliminated in consolidation.

**Cash Equivalents and Concentration of Cash Balance**

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

**Fair Value of Financial Instruments**

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheet approximates their fair value.

**Revenue Recognition**

Revenues are generated at the Series level. Rental revenue, net of concessions, will be recognized on a straight-line basis over the term of the lease.

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

**Organizational Costs**

In accordance with FASB Accounting Standards Codification ("ASC") 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

**Offering Costs**

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

The Company will reimburse the Manager for any offering costs incurred by the Manager from the proceeds from each Series offering.

**Real Estate and Impairment**

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series' properties may not be recoverable. To the extent an event or change in circumstance is identified, a property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative.

**Income Taxes**

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the consolidated financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

**Earnings/ (Loss) per Membership Interest:**

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, *"Earnings per Share."* For each Series, earnings (loss) per membership interest ("EPMI") will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

3.      **GOING CONCERN**

The accompanying consolidated balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months is dependent upon the Company's ability to raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated balance sheets do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4.      **MEMBERS' EQUITY/(DEFICIT)**

Pursuant to the terms of the Company's limited liability operating agreement (the "Operating Agreement"), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as management team and appropriate support personnel. The Manager is a joint venture between Compound Asset Management, LLC, a subsidiary of Republic Compound LLC ("Republic Real Estate") and Nada Asset Management, LLC, a subsidiary of Nada Holdings Inc. ("Nada").

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights in respect of the Series in which they are invested.

Pursuant to the Operating Agreement, the Manager will receive fees and expense reimbursements for services relating to this Offering and the investment and management of our properties.

The Manager has sole discretion in determining what distributions, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

**5.      RELATED PARTY TRANSACTIONS**

The Company entered into an agreement with its Manager on April 26, 2021 (inception), where each Series shall pay to the Manager a quarterly asset management fee equal to 0.375% (1.50% annually) of its value (as defined in the Company's Operating Agreement), payable quarterly in arrears. Each Series will also pay the Company an acquisition fee equal to 1.00% of the purchase price for any single-family home that the Series may acquire.

**6.      RECENT ACCOUNTING PRONOUNCEMENTS**

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

**7.      SUBSEQUENT EVENTS**

Management has evaluated all subsequent events through July 23, 2021, the date the consolidated financial statement was available to be issued.  There are no additional material events requiring disclosure or adjustment to the consolidated financial statement other than the items below.

Initial Series and Private Placement Offerings

On June 1, 2021, the Company established its first three Series, Series Austin, Series Dallas, and Series Miami. On June 29, 2021, we commenced an offering for up to $5,000,000 for each of the first three Series under Regulation D506(c), exempt from registration. As of July 23, 2021, we have received subscriptions for 5,225 Series #Austin Interests with expected gross proceeds of $50,000, assuming these subscriptions are accepted and closed. As of July 23, 2021, no interests of any series have been issued.

**EXHIBIT D**

*Offering Page found on Intermediary's Portal*



| | |
|---|---|
| **Company Name** | Austin Cityfund (CF) |
| **Logo** |  |
| **Headline** | Own a piece of Austin through a targeted portfolio of residential real estate |
| **Hero Image** |  |
| **Tags** | Real Estate, Residential |

**Pitch text**

## Summary

- Own a piece of the Austin real estate market, no matter where you live
- Focused exclusively on single-family residential real estate in Austin
- Home prices have increased over 18% in the last year (Zillow)*
- And have appreciated 100% over the last 10 years (Zillow)*
- Strategy to acquire residential units in core markets in Austin
- Gain exposure to an asset class that's difficult to participate in
- Managed by industry veterans with over 30 years of experience

## Custom

The maximum investment available in this offering is $5,000. If you are an accredited investor who would like to invest at least $10,000, please click here.

## Overview



**Real estate is the largest asset class in the world.**

**$36+ trillion**[1]
Total US Housing Market value

**$22+ trillion**[2]
Total Homeowner Equity value

**C.**

**$22T+** **is trapped in owner equity**
**illiquid for homeowners and**
**inaccessible to investors.**

[1]**Source**: Zillow Group, Inc., "2020 U.S. Housing Market Gains Were Biggest in 15 Years".

[2]**Source**: Federal Reserve Board Financial Accounts of the United States, as of Q1 2021.

# Most people think about real estate investing **geographically**.

" I hear the economies in **Austin** and **Dallas** are booming right now. I wish there was an easy way to invest in real estate there.

" I would love to buy real estate in **Tampa** or **Miami**; the cities are growing, and the state has no income tax.

" **New York City** is becoming the new epicenter for tech companies—real estate prices will increase, I want to take advantage.

## Yet, real estate investing is **not setup that way**.

## Introducing **Cityfunds**®

A new investment product, making it possible for anyone to **invest in a single city's real estate market from anywhere.**

**The Austin Cityfund** will acquire and manage a portfolio of single-family residential real estate assets in Austin only. Our acquisition strategy will focus on (1) investing in the equity of owner-occupied single-family homes ("Homeshares") and (2) purchasing single-family rentals that we believe offer compelling values with the potential for significant appreciation while providing investors unprecedented access to the highest-demand, fastest-moving real estate markets, like **Austin**, **Dallas**, and **Miami**.

**Other Cityfunds live now**



 Visit the Miami Cityfund

 Visit the Dallas

Cityfund

*Note: Each Cityfund is an independent and separate offering, each Cityfund below has a separate Reg CF securities offering hosted by Republic (OpenDeal Portal LLC, CRD #283875) and issued by Cityfunds 1, LLC.*

## Cityfunds



A new real estate investment product, from Republic Real Estate and Nada.

**What is a Cityfund?**

A Cityfund is similar to an index fund in that it provides targeted exposure to residential real estate in a single city. Providing access to high-demand, fast-moving markets typically inaccessible to most investors. Cityfunds are designed to mimic the performance of residential real estate in one city only.

## What makes Cityfunds different?

Thematic
### Invest in One City



Cityfunds make it possible to invest in a single city's residential real estate market, unlocking access to high-demand and supply-constrained markets like Austin, Miami, and Dallas.

Liquidity
### Buy & trade like stocks



Cityfunds plan to be listed on a secondary marketplace— enabling investors to buy and trade interests in a Cityfund like they buy and trade stocks.[1]

Accessible
### Available to the public



Cityfunds are available to all investors for as little as $500. Unlike other private real estate funds which are exclusive to accredited-only, high net-worth investors.

[1]*Although it is our goal to provide this liquidity option, at this time, we have not identified a secondary marketplace platform.*

**Why did we create Cityfunds?**

We designed the Cityfund based on the transformation we have seen in the equities market from actively managed mutual funds to index-based exchange-traded funds (ETFs). Many ETFs enable investors to make very targeted investment decisions within a specific sector, geography, or risk profile.

We wanted to provide investors with this type of targeted exposure by creating **a real estate investment product that provides targeted exposure to a specific city through a portfolio of residential real estate assets**.

## Austin



The Austin housing market saw incredible demand in 2020 despite the COVID 19 pandemic, and this momentum has continued into 2021. Demand has consistently outpaced supply, which is causing Austin home prices to soar.

As technology companies such as Tesla, Apple, and Oracle continue to migrate to Austin, home sales and prices in the Austin real estate market continue to soar. In fact, Austin ranked number 3 on Zillow's list of top metros for inbound moves in 2020.

After outpacing all other large markets at the end of 2020, Austin's housing market is again anticipated to be the nation's best performing in 2021. The Q4 2020 Zillow Home Price Expectations Survey notes that Austin is expected to outperform the national market by the largest margin. Austin was also predicted to be the hottest market in last year's survey, and that proved true; by mid-December, the median list price for homes in the Austin metropolitan area was up 23.6% year-over-year — the largest rise among the 50 largest U.S. markets.

According to data from Zillow, home prices in Austin have appreciated by more than 100% over the last 10 years.



Data from The Austin Board of Realtors as of March 2021 notes the following:

- Closed home sales across the Austin-Round Rock MSA are up 13% year-over-year

- The median price is up 28% to $425,000

- New listings are down 1% year-over-year; Active listings are down 78% year-over-year

- Total sales dollar volume increased 51% to $1.99 billion

- Pending sales increased by 42%

- Homes across the MSA spent an average of 26 days on the market, 29 days fewer than March 2020.

- Months of supply is 0.4 months — a record-low — less than the 1.4 months compared to March 2020.

**Population Growth**

Austin has ranked #1 in population growth for eight years in a row, according to CBS Austin. Approximately 100 people move to Austin every day. In less than 10 years, the population of the Metro Austin area has grown by about 20%.

Austin is also ranked among the fastest-growing cities by WalletHub, in a report that compared 515 cities. Between 2009 and 2018 the population of Austin grew by 32.7% and by 2050 the population of the Austin MSA is projected to more than double in size to over 4.5 million residents

## Strategy

# Single-Family Equity Investments ("Homeshares")

## Acquisition

Nada's Homeshares are investments into owner-occupied homes, whereby the Cityfund provides an upfront payment to a homeowner in exchange for a lien-secured share of the home's future appreciated value. Homeshare investments are made directly by Nada and sourced through their network of licensed real estate agents and direct-to-consumer marketing channels.

Nada has established consumer and property qualification standards; in addition, each Homeshare investment is placed at a risk-adjusted discount to market value—offsetting the risk of declines in home values and protecting the initial investment.

## Management

Homeshare investments ensure the owner retains ownership rights and responsibilities. Each Homeshare investment is recorded on the title of each property and processed by Nada's in-house Title and Escrow service.

Cityfund generates unrealized returns when the home appreciates in value. The Cityfund realizes cash returns when the homeowner takes certain actions, such as selling the entire home, refinancing their mortgage, or reaching the end of the agreed-upon term.

# Single-Family Rentals ("SFR"s)

## Acquisition

Nada leverages its boots-on-the-ground real estate team and market experience to source opportunistic property acquisitions. Acquisitions are targeted in single cities and their emerging fringe markets. Investment considerations include attributes such as high rental yield forecasts, attractive school districts, and light renovation costs. SFR properties are acquired at a target gross yield of 8 - 12%.

**Austin Cityfund has partnered with Inspectify and Hippo to provide an additional layer of protection** on each SFR property acquisition.



**Inspection Protection**

Inspection Protection covers the property buyer in case damage to certain structural components was missed during the initial property inspection.

## Management

Tenant placement is handled by Nada's real estate sales team. Property management services are handled by third-party service providers that are managed by Nada.

## Homeshares



Nada's homeowner equity investment product, "Homeshares", solves a two-sided problem within the residential real estate market.

1. Homeshares unlock **access to the $22T homeowner equity market** for real estate **investors** seeking access to high-demand and supply-constrained markets.
2. Homeshares **enable liquidity and diversification** for **homeowners**, without incurring new debt or moving out of their home.

**What is a Homeshare?**

A Homeshare is an investment into owner-occupied single-family homes whereby the Cityfund provides an upfront payment in exchange for a share of the home's future appreciated value, representing fractional ownership.

**Why invest in Homeshares?**

Unlocked Inventory

# Access the top cities



Homeshare investments enable Cityfunds to access the $22 trillion homeowner equity market, through fractionalized ownership. Unlocking inventory for investors seeking access to high-demand and supply-constrained markets.

Low-maintenance & Aligned

# Self-managed & aligned



Homeowners retain typical ownership responsibilities—eliminating the need for day-to-day property management. Homeowners retain majority ownership and equity upside—inherently aligning them with investors, who share the same goal of increasing the value of the property.

Secured

# Downside Protection



Homeshare investments provide secured exposure to a real asset. Homeshare investments are made at a discount to the home's market value (the "risk-adjusted value"), which offsets the risk of market value declines for investors.

# Homeshares + Cityfunds = a perfect match

## Want to learn how to trade your home equity in for cash?

Just click here to learn how.

**Learn more >**

**Nada App**

The Nada Portfolio Manager app is **fully integrated with Cityfunds** and **designed to provide investors with a transparent and seamless experience**.

Investors receive **real-time alerts** for new acquisitions, valuation updates and current news on Cityfunds.

*Note: These graphics are purely hypothetical and for illustrative purposes only and are not intended to reflect future returns or portfolio performance in any way. The value of our properties and investments may increase or decrease.*

**1) Automated log of your Cityfund investments** *(hypothetical)*


Portfolio > Investments
Investments
4
Amount Invested
$90,000
Cityfund
Dallas
Purchased
Mar 08, 2021
Shares
2,450 shares
$24,500
Invested $
$30,405
Market Value
+$5,905
Total Return
View all 67 properties in fund >
Cityfund
Miami
Purchased
Jun 9, 2021
Shares
1,850 shares
$18,500
Invested $
$18,354
Market Value
-$146
Total Return
View all 33 properties in fund >

**2) Real-time notifications of new acquisitions** *(hypothetical)*


Cityfunds > Dallas Cityfund
Overview
Properties
NEW
Type
Homeshare
Acquired
May 31, 2021
Return
+26%
View property details >
NEW
Type
SF Rental
Acquired
Jun 9, 2021
Return
-1%
View property details >

**3) Personal portfolio & performance tracker** *(hypothetical)*


Portfolio > Performance
$112,929 value as of today
$22,929 (25.5%) since last 3M
30D
3M
6M
1Y
3Y
5Y
ALL
114
properties
Portfolio Allocation
Austin CF 40%
Dallas CF 27%
Miami CF 20%
Phoenix CF 13%
Portfolio value analysis
Diversification STRONG
Liquidity MODERATE

**4) Monitor Portfolio-level performance--down to the property-level** *(hypothetical)*


Active
Austin
Cityfund.®
View Austin Cityfund >
Overview
Properties
$2,566,000 total asset value on today
$566,000 (28.3%) since last 3M
30D
3M
6M
1Y
3Y
5Y
ALL
Overview
Fund status
Active
Investment status
Open
% of Capital deployed
85%
Properties
61
Total Debt (LTV)
$850,000 (33.1%)

**5) Be the first to know about new Cityfunds**





Markets > Phoenix AZ

Phoenix
Arizona
$176,738
+181.79%
last 10 yrs
High growth
Low inventory
Seller's market
View Phoenix Market >

Want to own a piece of the Phoenix housing market?
Join the waitlist.
Enter your email
Join

**Source**

**Zillow Home Value Index (ZHVI) for the Phoenix MSA:** A smoothed, seasonally adjusted measure of the typical home value and market changes across a given region and housing type. Based on data as of 3/31/21.

## Management

The managing member of the Austin Cityfund is Cityfund Manager, LLC, **sponsored by Nada Asset Management and Republic Real Estate.**



Republic REAL ESTATE

**Republic Real Estate** is the tech-enabled real estate investment vertical of Republic led by Jesse Stein who has 20+ years of industry experience and has been involved in multiple real estate public offerings and over $1 billion of real estate transactions.



nada™

**Nada** is a vertically integrated real estate platform that is democratizing real estate wealth through transparent and innovative solutions for home buying, selling, trading, and investing services. Making real estate ownership more accessible and affordable for everyone. Led by a team with 20+ years of industry experience and 20+ years of investment experience managing $1B+ in assets.

**Management**

**John Green** is a co-founder of Nada Holdings, Inc., where he has served as CEO and President since its inception in November 2018, where he manages all corporate vision, business model development, and expansion strategies to execute across all service verticals. Previously, Mr. Green served as a Strategic Advisor for Vámonos Credit, LLC, a brand focused on serving the Hispanic consumer across all aspects of a real estate transaction, from November 2017 until June 2018. Mr. Green was previously the Vice President of Strategy and Innovation at Pacific Union Financial, LLC., a top 10 independent mortgage lender, where he served as a growth strategy and implementation leader focused on new business ventures, technology, risk management, and go-to-market strategy, from November 2012 until June 2018. Mr. Green previously managed Quality Control for JPMorgan Chase – Mortgage from 2009 until November 2012. Prior to his career in financial services, Mr. Green was a professional recording and touring artist from 2005 until 2009, where he authored, and published two albums. Mr. Green has been a member of the American Society of Composers, Authors, and Publishers since 2006. Mr. Green is also an active and published member of the Forbes Finance Council.

**Mauricio Delgado** is a co-founder of Nada Holdings, Inc., where he has served as Chief Strategy Officer and Chief Product Officer since its inception in November 2018, where he manages all corporate finance, technology, strategic partnerships, and growth

functions. Previously, Mr. Delgado co-founded and exited Vámonos Credit, LLC, a brand focused on serving the Hispanic consumer across all aspects of a real estate transaction, from July 2017 until June 2018. Mr. Delgado was previously the CEO and CFO of Tricolor Auto Group, LLC, a leading auto retailer and financer to the Hispanic consumer, which grew to >$300mm in revenue, from 2013 until the company was sold in 2016. In addition, Mr. Delgado has a proven track record in institutional investing as Principal at Investar Financial Venture Capital Group, as Director at Highland Capital Management, L.P., and as Vice President at Lehman Brothers Private Equity from 2006 until 2013. Mr. Delgado's investing track record includes investing and managing over $1 billion of capital across the capital structures of companies in the financial services, technology, energy, and real estate sectors. Mr. Delgado graduated from Stanford University and received his BS in Computer Science and his MBA from Stanford's Graduate School of Business.

**Jesse Stein** has served as the co-head of Republic Real Estate since its inception in May 2020. Previously, Mr. Stein served as the Chief Operating Officer of Compound Asset Management, Inc. from February 2018 until May 2020. Mr. Stein is also the Managing Principal of Advanced Fundamentals LLC, a data analytics and real estate indexing firm which he founded in July 2016. Previously, Mr. Stein served as the Chief Executive Officer of Commencement Capital, LLC from April 2016 until February 2018 and was a founding member and the Chief Operating Officer of ETRE Financial, LLC, a real estate financial services and information technology company, from August 2012 until February 2016. During his time with ETRE Financial, Mr. Stein also served as the Chief Operating Officer, Secretary, and a member of the Board of Directors of ETRE REIT, LLC. Mr. Stein graduated from Cornell University and received a Master's Degree in Real Estate Investment from New York University.

**Jeremy Males** is the Broker of Record and Head of Acquisitions for Nada Holdings, Inc., where he has served since March 2020. Previously, Mr. Males was the Broker/Owner of SubZero Realty, a non-traditional real estate brokerage. Mr. Males also previously founded and has managed a myriad of real estate investment companies and joint ventures, which paired private investors with unique investment opportunities in real estate. The most active of the real estate investment companies, JMSR Enterprises LLC, manages a multi-million dollar private investment fund with a diversified portfolio of real estate assets throughout the state of Texas. Previously, Mr. Males was a high school teacher and football coach throughout Texas. Mr. Males graduated from MidAmerica Nazarene University and received a Master's Degree in Education from Lamar University. Mr. Males is a licensed Texas Real Estate Broker and a member of the Real Estate Investment Association.

## Terms

### Offering

We are currently offering up to 50,000 Interests at $10.00 per Interest through this offering. The minimum investment is $500 and the maximum investment is $5,000.

The maximum investment available in this offering is $5,000. If you are an accredited investor who would like to invest at least $10,000, please click here.

### Management Fees

Cityfund Manager, LLC will receive the following fees for services related to the investment and management of the Portfolio's assets:

Asset Management Fee:  1.5% per annum of the aggregate capital contributions to the Cityfund.

Acquisition Fee: 1.0% of the gross purchase price of each single-family property we acquire.

### Leverage

We may employ modest leverage on our single-family acquisitions to enhance total returns to our investors through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage after we have acquired an initial portfolio of diversified investments is between 30-50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets.

### Liquidity Event

We intend to enable the trading of Austin Cityfund Interests in a secondary marketplace in order to provide investors with liquidity for their investments. Although our goal is to provide this liquidity option, at this time, we have not identified a secondary marketplace platform and such future liquidity can not be guaranteed.

### Returns

Cityfunds are designed to provide returns that are related to the home-price appreciation of a specific market. While we are focused on sourcing acquisitions that have the potential for capital appreciation, the market will ultimately determine returns. We cannot assure you that we will attain this objective or that the value of our properties and your investment will not decrease.

**Market Data\***



Source

Zillow Home Value Index (ZHVI) for the Austin MSA: A smoothed, seasonally adjusted measure of the typical home value and market changes across a given region and housing type. Based on data as of 3/31/21.

Based on recent historical and assumed continuing home-price appreciation, we expect both our single-family rental acquisitions as well as our Homeshare investments to generate **annual internal rates of return ("IRR") of between 12% and 15%** over a 7-year period. These estimated returns may not be met.

We have provided examples below for hypothetical investments in a single-family rental property and a Homeshare property investment to exhibit how these returns would be generated based on our underlying assumptions.

# Single-Family Rentals ("SFR"s)

The hypothetical return assumptions we make below include the income we receive from renting these properties as well as home price appreciation.

## Example pro forma

| SFR | |
| --- | --- |
| Property acquisition | $250,000 |
| Hold (years) | 7 |
| Home-Price Appreciation[1] | 6.50% |
| Gross Yield | 10.00% |
| Vacancy rate | 5.00% |
| Monthly expenses *(7yr. avg.)* *(avg. taxes, insurance, prop mgmt.)* | $679 |
| **Monthly Net Cashflow** | **$1,488** |
| **7-Year Return** | |
| (+) Appreciated value | $388,497 |
| (+) Net Rental income | $124,965 |
| (-) Initial investment | $250,000 |
| (-) Cost of sale | $15,540 |
| **7-Year Profit** | **$247,921** |
| **IRR** | **12%** |

# Single-Family Equity Investments ("Homeshares")

The hypothetical return assumptions we make below include home price appreciation as well as the discount to market value that we make our investment ("risk-adjusted value").

## Example pro forma

| Homeshares | |
| --- | --- |
| Homeshare Equity Investment | $20,000 |
| AVM Value of Home | $400,000 |
| Risk-Adjusted Value ("RAV") | $360,000 |
| Share of Appreciation above RAV | 13.00% |
| Asset Value at Acquisition | $25,200 |
| Hold (years) | 5 |
| Home-Price Appreciation rate[1] | 6. 50% |
| **5-Year Return** | |
| Appreciated Value of Home | $548,000 |
| (+) Share of Appreciated Value *(Asset Value at Disposition)* | $44,440 |
| (-) Initial investment | $21,750 |
| **5-Year Profit** | **$22,690** |
| **IRR** | **15.4%** |

[1]**Source** Zillow Home Value Index (ZHVI): A smoothed, seasonally adjusted measure of the typical home value and market changes across a given region and housing type.

Home-Price Appreciation rate based on actual 5-year CAGR of total US home-price appreciation as of March 31, 2021.

## Disclaimer

* Past performance is not indicative of future results. No assurance can be provided that the market or the value of our investments will appreciate or will not depreciate in value.

## Team

| | | |
|---|---|---|
| | Jesse Stein | Republic Real Estate |
| | John Green | Nada Holdings, Inc. |
| | Mauricio Delgado | Nada Holdings, Inc. |

## Perks

| | |
|---|---|
| **$500** | *All Investors get this perk* Upgraded Discord role as "Cityfunder" (investors-only) Unlocks access for you to earn prizes as a Cityfund ambassador |
| **$750** | ***Limited first 20*** "I own Austin" exclusive T-shirt 5 extra vote points to vote for the next Cityfund (vote @ Joinnada.com/Cityfunds) |
| **$1,000** | $350 Nada credit for a home listing or mortgage refinance (terms apply, see Joinnada.com) Recognized on the Austin Cityfund page as "[Your Name] owns Austin" 10 vote points to vote for the next Cityfund (vote @ Joinnada.com/Cityfunds) |
| **$2,512** | "I own Austin" exclusive T-shirt $800 Nada credit for a home listing or mortgage refinance (terms apply, see Joinnada.com) 25 vote points to vote for the next Cityfund (vote @ Joinnada.com/Cityfunds) Recognized on the Austin Cityfund page as "[Your Name] owns Austin" |
| **$5,000** | 1on1 video call w/ a founding Cityfund Manager $950 Nada credit for a home listing or mortgage refinance (terms apply, see Joinnada.com) Recognized on the Austin Cityfund page as "[Your Name] owns Austin" 50 vote points to vote for the next Cityfund (vote @ Joinnada.com/Cityfunds) |

**FAQ**

| | |
|---|---|
| **What tax forms will I receive?** | At the end of each year, investors will receive a form K-1. |
| **Can I redeem my investment?** | We do not currently offer a redemption program. |
| **Are there any capital call?** | No additional cash outlays or capital calls are required.  In the rare event that shortfalls exceed the reserves, then the Manager can lend money to the Cityfund to fund the shortfall. |

**EXHIBIT E**
*Form of Security*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.  THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

---

CITYFUNDS I, LLC
SERIES #AUSTIN
a Delaware series limited liability company

---

SUBSCRIPTION DOCUMENTS BOOKLET

---

Investor: «=investor.name»

CITYFUNDS I, LLC
SERIES #AUSTIN
(the "**Company**")

**Table of Contents to Subscription Agreement Booklet**

UPON DECIDING TO PURCHASE SERIES# Austin INTERESTS IN THE COMPANY, PLEASE COMPLETE THE DOCUMENTS BELOW USING THE PORTAL MAINTAINED BY THE INTERMEDIARY HOSTING THE OFFERING:

**Table of Contents**

This document is your application to purchasing an interest in the Company. THE SUBSCRIPTION AGREEMENT MUST BE READ IN ITS ENTIRETY. IT CONTAINS VARIOUS STATEMENTS, REPRESENTATIONS, WARRANTIES, AND COVENANTS.

This document is attached to the Company's Operating Agreement to show the Subscriber's consent and membership to it.

This document is a necessary tax form each Subscriber must complete so that the Company may make distributions.

This document provides the Company with the name(s) the Subscriber(s) will holder their interest in the Company.

This provides the Company the ability to affix Subscribers' signature on to documents as necessary and appropriate with regard to the Company.

This Subscription Documents Booklet will be electronically provided to the Company upon the close of the Offering.

# SUBSCRIPTION AGREEMENT
## SERIES #AUSTIN, A SERIES OF CITYFUNDS I, LLC

Cityfund Manager, LLC
Managing Member of Cityfunds I, LLC
335 Madison Avenue, 16th Floor
New York, NY 10017

Ladies and Gentlemen:

1. **Subscription**.

      1.1. The undersigned (the "**Subscriber**"), intending to be legally bound, hereby irrevocably agrees to purchase from Cityfunds I, LLC, a Delaware series limited liability company (the "**Company**"), the number of Interests in Series #Austin (the "**Series #Austin Interests**") set forth on the front of this Subscription Agreement at a purchase price of $10.00 per Series #Austin Interest for the aggregate purchase price set forth on the front page hereto (the "**Subscription Price**") on the terms and conditions of the Limited Liability Company Agreement governing the Company, as amended from time to time (the "**Operating Agreement**"), a copy of which the Subscriber has received and read. This subscription is submitted to Cityfund Manager, LLC, the managing member of the Company and Series #Austin (the "**Manager**") by the Subscriber in accordance with and subject to the terms and conditions described in this Subscription Agreement, relating to the Reg CF offering by the Company (the "**Offering**") of up to 50,000 Series #Austin Interests for maximum aggregate gross proceeds of $500,000 ("**Maximum Offering Amount**").[1]

      1.2. The closing of the Offering (the "**Closing**") will occur on the Offering deadline listed in the Form C or, if the Manager decides otherwise, the earliest to occur of (i) the date subscriptions for the Maximum Offering Amount have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Minimum Offering Amount have been accepted *provided in either case* the Manager provides proper notice pursuant to Reg. CF Rule 304(b). If the Closing has not occurred, the Offering shall be terminated (i) September 30, 2021, which period may be extended by the Manager in its sole discretion, or (ii) on any date on which the Manager elects to terminate the Offering in its sole discretion (the "**Termination Date**").

    2. **Payment**. Concurrent with the execution hereof, the Subscriber authorizes Prime Trust, LLC, a Nevada trust as escrow agent for the Company's Offering (the "**Escrow Agent**"), to request the Subscription Price from the Subscriber. The Escrow Agent to maintain all such funds for the Subscriber's benefit in a segregated non-interest-bearing account until the earliest to occur of: (i) the Closing, (ii) the rejection of such subscription or (iii) the Termination Date.

    3. **Termination of Offering or Rejection of Subscription**.

---

[1] The total amount of Series #Austin Interests issued in this offering may exceed 50,000 as the intermediary for this offering is entitled to one percent (1%) of all securities sold, this means the maximum amount of Series #Austin Interests that may be issued in this offering is 50,500.

3.1. In the event that the Company does not affect the Closing on or before the Termination Date (as amended), the Escrow Agent will promptly refund the Subscription Price paid by the Subscriber, without deduction, offset or interest accrued thereon and this Subscription Agreement shall thereafter be of no further force or effect.

3.2. The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for Series #Austin Interests, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Subscriber of notice of acceptance of this subscription. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause the Escrow Agent to return promptly the rejected Subscription Price or the rejected portion thereof to the Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

4. **Acceptance of Subscription**. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (a) the Company has the unconditional right, exercisable in its sole and absolute discretion, to accept or reject this Agreement in whole or in part; (b) subscriptions need not be accepted in the order received; (c) all subscriptions are subject to prior sale, withdrawal, modification or cancellation of the Offering by the Company; (d) no subscription will be valid unless and until accepted by the Company; (e) this Agreement will be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company on behalf of the Company; and (f) notwithstanding anything in this Agreement to the contrary, the Company has no obligation to issue the Membership Interests to any person to whom the issuance of the Membership Interests would constitute a violation of any federal or state securities laws.

5. **Representations and Warranties, Acknowledgments, and Agreements**. The Subscriber hereby acknowledges, represents, warrants and agrees to and with the Company, Series #Austin and the Manager as follows:

5.1. The Subscriber is aware that an investment in the Series #Austin Interests involves a significant degree of risk, and has received and carefully read the Offering Memorandum and, in particular, the "Risk Factors" section therein. The Subscriber understands that the Company is subject to all the risks applicable to early-stage companies, whether or not set forth in such "Risk Factors". The Subscriber acknowledges that no representations or warranties have been made to it or to its advisors or representatives with respect to the business or prospects of the Company, Series #Austin, or their financial condition.

5.2. The offering and sale of the Series #Austin Interests has not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws. The Subscriber understands that the offering and sale of the Series #Austin Interests is intended to be exempt from registration under the Securities Act, by virtue of Regulation CF of the Securities Act of 1933 thereof, based, in part, upon the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement.  The Subscriber is purchasing the Series #Austin Interests for its own account for investment purposes only and not with a view to or intent of resale or distribution thereof in violation of any applicable securities laws, in whole or in part.

5.3. The Subscriber acknowledges that neither the SEC nor any state securities commission or other regulatory authority has passed upon or endorsed the merits of the offering of the Series #Austin Interests.

5.4. In evaluating the suitability of an investment in the Series #Austin Interests, the Subscriber has not relied upon any representation or information (oral or written) other than as set forth on https://republic.co/austin-cityfund-cf together with any attached exhibits including, the Operating Agreement and this Subscription Agreement.

5.5. Except as previously disclosed in writing to the Company, the Subscriber has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Subscription Agreement or the transactions contemplated hereby and the Subscriber shall be solely liable for any such fees and shall indemnify the Company with respect thereto pursuant to Section 6.

5.6. The Subscriber, together with its advisors, if any, has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable it to utilize the Offering Memorandum to evaluate the merits and risks of an investment in the Series #Austin Interests and the Company and to make an informed investment decision with respect thereto.

5.7. No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Subscriber or any of the Subscriber's affiliates is required for the execution of this Subscription Agreement or the performance of the Subscriber's obligations hereunder, including, without limitation, the purchase of the Series #Austin Interests by the Subscriber.

5.8. The Subscriber has adequate means of providing for such Subscriber's current financial needs and foreseeable contingencies and has no need for liquidity of its investment in the Series #Austin Interests for an indefinite period of time.

5.9. The Subscriber (a) if a natural person, represents that the Subscriber has reached the age of 18 (or such other age as required by their  state of residence) and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof; or (b) if a corporation, partnership, or limited liability company or other entity, represents that such entity was not formed for the specific purpose of acquiring the Series #Austin Interests, such entity is duly organized, validly existing and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the Series #Austin Interests, the execution and delivery of this Subscription Agreement has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or (c) if executing this Subscription Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation, or limited liability company or partnership, or other entity for whom the Subscriber is executing this Subscription Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company, and represents that this Subscription Agreement constitutes a legal, valid and binding obligation of such entity.  The execution and delivery of this Subscription Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Subscriber is a party or by which it is bound.

5.10. Any power of attorney of the Subscriber granted in favor of the Manager contained in the Operating Agreement has been executed by the Subscriber in compliance with the laws of the state, province or jurisdiction in which such agreements were executed.

5.11. The Subscriber is either (a) a natural person resident, (b) a partnership, corporation or limited liability company organized under the laws of the United States, (c) an estate of which any executor or administrator is a U.S. person, (d) a trust of which any trustee is a U.S. person, (e) an agency or branch of a foreign entity located in the United States, (f) a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person, or (g) a partnership or corporation organized or incorporated under the laws of a foreign jurisdiction that was formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act.  The Subscriber is not (i) a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States, (ii) an estate of which any professional fiduciary acting as executor or administrator is a U.S. person if an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate and the estate is governed by foreign law, (iii) a trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person, (iv) an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country, or (v) an agency or branch of a U.S. person located outside the United States that operates for valid business reasons engaged in the business of insurance or banking that is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

5.12. Any information which the Subscriber has heretofore furnished or is furnishing herewith to the Company is true, complete and accurate and may be relied upon by the Manager, or the Company in particular, in determining the availability of an exemption from registration under federal and state securities laws in connection with the Offering. The Subscriber further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Series #Austin Interests.

5.13. The Subscriber is not, nor is it acting on behalf of, a "benefit plan investor" within the meaning of 29 C.F.R. § 2510.3-101(f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974 (such regulation, the "**Plan Asset Regulation**", and a benefit plan investor described in the Plan Asset Regulation, a "**Benefit Plan Investor**"). For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Internal Revenue Code applies and any entity, including any insurance company general account, whose underlying assets constitute "plan assets", as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor's investment in such entity.

5.14. The Subscriber is satisfied that the Subscriber has received adequate information with respect to all matters which it or its advisors, if any, consider material to its decision to make this investment.

5.15. Within five (5) days after receipt of a written request from the Manager, the Subscriber will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

5.16. THE SERIES #AUSTIN INTERESTS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE SERIES #Austin INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY THE OPERATING AGREEMENT. THE SERIES #Austin INTERESTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM OR THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

5.17. The Subscriber should check the Office of Foreign Assets Control ("**OFAC**") website at http://www.treas.gov/ofac before making the following representations. The Subscriber represents that the amounts invested by it in the Company in the Offering were not and are not directly or indirectly derived from activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at http://www.treas.gov/ofac. In addition, the programs administered by OFAC (the "**OFAC Programs**") prohibit dealing with individuals, including specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs, or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists. Furthermore, to the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a country, territory, individual or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs.  Please be advised that the Company may not accept any amounts from a prospective investor if such prospective investor cannot make the representation set forth in the preceding paragraph.  The Subscriber agrees to promptly notify the Company should the Subscriber become aware of any change in the information set forth in these representations.  The Subscriber understands and acknowledges that, by law, the Company may be obligated to "freeze the account" of the Subscriber, either by prohibiting additional subscriptions from the Subscriber, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and the Company may also be required to report such action and to disclose the Subscriber's identity to OFAC.  The Subscriber further acknowledges that the Company may, by written notice to the Subscriber, suspend the redemption rights, if any, of the Subscriber if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company or any of the Company's other service providers.  These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

5.18. To the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a senior foreign political figure, or an immediate family member or close associate of a senior foreign political figure.  A "senior foreign political figure" is a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a "senior foreign political figure" includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.  "Immediate family" of a senior foreign political figure typically includes the figure's parents, siblings, spouse, children and in-laws.  A "close associate" of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

5.19. If the Subscriber is affiliated with a non-U.S. banking institution (a "**Foreign Bank**"), or if the Subscriber receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, the Subscriber represents and warrants to the Company that: (a) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (b) the Foreign Bank maintains operating records related to its banking activities; (c) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (d) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

5.20. The Subscriber has read and reviewed the confidentiality provisions found in Article XIV of the Company's Operating Agreement, which are hereby incorporated by reference and the Subscriber affirms their understanding and consent to.

5.21. Each of the representations and warranties of the parties hereto set forth in this Section 5 and made as of the date hereof shall be true and accurate as of the Closing applicable to the subscription made hereby as if made on and as of the date of such Closing.

6. **Indemnification**. The Subscriber agrees to indemnify and hold harmless the Company, Series #Austin, the Manager and their respective officers, directors, employees, agents, members, partners, control persons and affiliates (each of which shall be deemed third party beneficiaries hereof) from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation or warranty, or misrepresentation or omission to state a material fact, or breach by the Subscriber of any covenant or agreement made by the Subscriber herein or in any other document delivered in connection with this Subscription Agreement.  Notwithstanding the foregoing, no representation, warranty, covenant or acknowledgment made herein by the Subscriber shall be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

7. **Irrevocability; Binding Effect**. The Subscriber hereby acknowledges and agrees that the subscription hereunder is irrevocable by the Subscriber, except as required by applicable law, and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns.  If the Subscriber is more than one person, the obligations of the Subscriber hereunder shall be joint and several and the agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person's heirs, executors, administrators, successors, legal representatives, and permitted assigns.

8.  **Modification**. This Subscription Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

9. **Assignability**. This Subscription Agreement and the rights, interests and obligations hereunder are not transferable or assignable by the Subscriber and the transfer or assignment of the Series #Austin Interests shall be made only in accordance with all applicable laws and the Operating Agreement.  Any assignment contrary to the terms hereof shall be null and void and of no force or effect.

10. **Applicable Law and Jurisdiction**.  This Subscription Agreement and the rights and obligations of the Subscriber arising out of or in connection with this Subscription Agreement, the Operating Agreement and the Offering Memorandum shall be construed in accordance with and governed by the internal laws of the State of New York without regard to principles of conflict of laws. The Subscriber (a) irrevocably submits to the non-exclusive jurisdiction and venue of the state and federal courts sitting in New York, NY, in any action arising out of this Subscription Agreement, the Operating Agreement and the Offering Memorandum and (b) consents to the service of process by mail.

11. **Use of Pronouns**.  All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require.

12. **Miscellaneous**.

12.1. Sections 15.1 (Addresses and Notices) and 15.2 (Further Action) of the Operating Agreement are deemed incorporated by reference into this Subscription Agreement.

12.2. This Subscription Agreement, together with the Operating Agreement, constitutes the entire agreement between the Subscriber and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.  The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

12.3. The covenants, agreements, representations and warranties of the Company and the Subscriber made, and the indemnification rights provided for, in this Subscription Agreement shall survive the execution and delivery hereof and delivery of the Series #Austin Interests, regardless of any investigation made by or on behalf of any party, and shall survive delivery of any payment for the Subscription Price.

12.4. Except to the extent otherwise described in the Offering Memorandum, each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants or others engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

12.5. This Subscription Agreement may be executed in one or more counterparts each of which shall be deemed an original (including signatures sent by facsimile transmission or by email transmission of a PDF scanned document or other electronic signature), but all of which shall together constitute one and the same instrument.

12.6. Each provision of this Subscription Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

12.7. Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

12.8. Words and expressions which are used but not defined in this Subscription Agreement shall have the meanings given to them in the Operating Agreement.

**Subscription Agreement to subscribe for Series #Austin, a Series of Cityfunds I, LLC**

| | |
|---|---|
| Legal Name of Subscriber | «=investor.name» ______________________ |
| Number of Series #Austin Interests subscribed for | ______________________ |
| Total Purchase Price of Series #Austin Interests subscribed for | «=investment.amount» ______________________ |
| Investor Information: | ______________________ |
| Address | ______________________ |
| | ______________________ |
| City | ______________________ |
| State | ______________________ |
| Zip | ______________________ |
| Country | ______________________ |
| | ______________________ |
| Email Address | «=investor.email» ______________________ |
| | ______________________ |
| | ______________________ |

## <u>EXHIBIT A - SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT</u>

### CITYFUNDS I, LLC
### SERIES #AUSTIN INTERESTS

**The Subscriber hereby elects to subscribe under the Subscription Agreement for the number and price of the Series #Austin Interests stated on the front page of this Subscription Agreement and executes the Subscription Agreement.**


Print Name of Subscriber:      «=investor.name»

By and Date:

Title of Authorized Signatory (if an entity):


**Accepted:**

**SERIES #AUSTIN, A SERIES OF CITYFUNDS I, LLC**
**By: CITYFUND MANAGER, LLC, as managing member**


By and Date:     «=issuer.signature»

Name:        Jesse Stein

Title:         Manager

# EXHIBIT A – SIGNATURE PAGE TO OPERATING AGREEMENT

**[Attached]**

**COUNTERPART SIGNATURE PAGE**
**TO**
**OPERATING AGREEMENT**

Reference is made to the Second Amended and Restate Operating Agreement of the Company, dated as of April 26, 2021 (as may be amended from time to time, the "Operating Agreement"), by and among the Members of Cityfunds I, LLC (the "Company").

The undersigned hereby executes this counterpart signature page to the Operating Agreement and authorizes this signature page to be attached as a counterpart signature page to the Operating Agreement.

The undersigned acknowledges that he/she/it is a Member for all purposes under the Operating Agreement and that, in such capacity, the undersigned will be bound by, and will be entitled to the rights and benefits of, the terms and provisions of the Operating Agreement.

By: «=investor.signature»
Name and Date: «=investor.name»
[ ] Check Box if Entity
[ ] Check Box if Co-Subscriber
By Co-Subscriber:
Name Co-Subscriber:

## Exhibit B – Substitute Form W-9

## FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Company with a correct Taxpayer Identification Number (“TIN”). An individual’s social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, “Applied For” should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (defined in the instructions).

**Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.**

Each person to be named on the certificate should complete this section.

Subscriber

| | |
|---|---|
| «=investor.name» | Co-Subscriber (if Applicable) |
| ___________________________ | ___________________________ |
| Signature: | Signature: |
| ___________________________ | ___________________________ |
| Social Security or Tax Identification Number Number | Social Security or Tax Identification |

## Exhibit C – Registration Instructions

Please print or type below the exact way in which the Subscriber desires the Certificates to be registered. Use multiple sheets if necessary.

NAME:          «=investor.name»

Additional Name if Tenant in Common or Joint Tenants:  _____

Mailing Address:          _____

Social Security Number or other Taxpayer Identification Number:  _____

Number   of   Membership   Interests   to   be   registered   in   above   name(s):  _____

Legal form of ownership: (select one)

__          Individual                    __     Joint Tenants w/ Rights of Survivorship
__          Tenants in Common        __     Other: _____

## <u>Exhibit D – Power of Attorney</u>

The undersigned, as a Member, hereby makes, constitutes and appoints the Manager, Cityfund Manager, LLC, his, her or its true and lawful attorney-in-fact for him, her or it and in such Member's name, place and stead, to make, execute, sign, acknowledge, file for recording at the appropriate public offices and publish such documents as may be necessary to carry out the provisions of the Operating Agreement, including (i) the Operating Agreement, (ii) any Articles of Organization, and (iii) such other certificates or instruments as may be required by law, or are necessary to the conduct of the Company business. Each Member will execute and deliver to the Manager, within five (5) days after receipt of such person's written request therefor, such other and further powers of attorney and instruments as the Manager deems necessary to carry out the purpose of this Section. For the avoidance of any doubt, no Member will be required to deliver to the Manager any further powers of attorney or instruments if the subject power of attorney or instruments relates to an action required by the Operating Agreement to be approved by the Members until such time as the requisite percentage of the Members has approved such actions in accordance with the Operating Agreement.

The foregoing grant of authority is hereby declared to be irrevocable and a power coupled with an interest and will not be affected by the death or disability of any Member or the assignment by any Member of his, her or its Interest; <u>provided</u> that in the event of such assignment of a Member's entire interest, the foregoing power of attorney of an assignor Member will survive such assignment only until such time as the assignee is admitted to the Company as a Substitute Member and all required documents and instruments have been duly executed, filed and recorded to effect each substitution or until such time as the Company repurchases such Member's remaining rights as permitted in the Operating Agreement.

In the event of any conflict or inconsistency between the provisions of the Operating Agreement and any document executed, signed or acknowledged by the Manager or filed for recording or published pursuant to the power of attorney granted hereby, the Operating Agreement will govern except to the extent such document specifically amends the Operating Agreement.

By and Date: «=investor.signature»
Name: «=investor.name»
[ ] Check Box if Entity
[ ] Check Box if Co-Subscriber
By Co-Subscriber:
Name Co-Subscriber:

**EXHIBIT F**

*LLC Agreement*



**LIMITED LIABILITY COMPANY AGREEMENT**

**OF**

**CITYFUNDS I LLC**

**April 26, 2021**

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE MEMBER INTERESTS REPRESENTED BY THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (THE "*AGREEMENT*") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "*SECURITIES ACT*") OR RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY IN THE UNITED STATES. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE MEMBER INTERESTS REPRESENTED BY THIS AGREEMENT ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT, A MEMBER MAY NOT SELL, ASSIGN, TRANSFER, PLEDGE OR OTHERWISE DISPOSE OF ALL OR ANY PART OF ITS INTEREST IN THE COMPANY UNLESS THE CONSENT REQUIRED BY THIS AGREEMENT HAS BEEN OBTAINED AND THE MEMBER HAS COMPLIED WITH THE OTHER REQUIREMENTS OF THIS AGREEMENT.

# TABLE OF CONTENTS

**LIMITED LIABILITY COMPANY AGREEMENT**
**OF**
**CITYFUNDS I LLC**

This LIMITED LIABILITY COMPANY AGREEMENT (the "Agreement") of Cityfunds I, LLC (the "***Company***") is made and entered into as of April 26, 2021, by and among Cityfund Manager, LLC (the "***Manager***") and the Persons listed on Schedule A (each, a "***Member***" and collectively, the "***Members***") who have become parties to this Agreement in accordance with the terms of this Agreement.

WHEREAS, the Company is a series limited liability company formed under Section 201 of the Delaware Limited Liability Company Act (the "***Act***") as a result of filing the Certificate of Formation with the Secretary of State of the State of Delaware on April 26, 2021; and

WHEREAS, the parties hereto wish to enter into this limited liability company operating agreement of the Company

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

## ARTICLE I

## DEFINITIONS

### 1.1    Definitions

Capitalized terms used herein and not otherwise defined have the meanings assigned to them in Appendix I hereto.

## ARTICLE II

## ORGANIZATION; POWERS

### 2.1.    Formation of Company

**2.1.1**    The Manager has formed the Company as a series limited liability company pursuant to the provisions of the Act. The Company commenced upon the filing of its Certificate of Formation with the Secretary of State of the State of Delaware on April 26, 2021. The execution, delivery and filing of the Certificate of Formation of the Company, and all actions taken in connection with the formation of the Company, are hereby adopted, approved, ratified and confirmed by the Members.

**2.1.2**    The Manager, or a designee of the Manager, is hereby designated as an authorized person, within the meaning of the Act, to execute, deliver and file, or to cause the execution, delivery and filing of, any amendments or restatements of the Certificate of Formation of the Company and any other certificates, notices, statements or other instruments (and any amendments or restatements thereof) necessary or advisable for the formation of the Company or the operation of the Company in all jurisdictions where the Company may elect to do business, but no such amendment or restatement may be executed, delivered or filed unless adopted in a manner authorized by this Agreement. Each Series Member (as defined below) shall promptly execute and deliver such documents and perform such acts consistent with the terms of this Agreement and the relevant Series Operating Agreement (as defined below) as may be reasonably necessary to comply with the requirements of law for the formation, qualification and continuation of existence of a series of a limited liability company under the laws of each jurisdiction in which the Company shall conduct business.

### 2.2. Establishment of Series

**2.2.1** Pursuant to Section 3967 of the Act and this Agreement, the Company is authorized and empowered to establish separate members and limited liability company interests with separate and distinct rights, powers, duties, obligations, businesses and objectives (each a "*Series*") and appoint a Manager for each Series. The number of Series admitted, and the rights and obligations of the Members of any Series (each a "*Series Member*"), shall be governed by this Agreement and the limited liability company operating agreement of that series (the "*Series Operating Agreement*"), which shall be substantially in the form of the agreement attached as Exhibit A hereto. A Person may be admitted to the Company as a Member associated with a Series by the issuance of Series Interests for such consideration as the Manager shall determine. "*Series Interest*" means, with respect to a Series, the limited liability company interest of a Member at any particular time, including the right of such Member to any and all benefits to which such Member may be entitled as provided in this Agreement, the relevant Series Operating Agreement and in the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement, the relevant Series Operating Agreement and the Act. The names and addresses of each Series Member and their Series Interests shall be set forth in the Series Operating Agreement for such Series. In the event of any inconsistency between this Agreement and the Series Operating Agreement, the Series Operating Agreement shall control.

**2.2.2** A Series Member may be a member of one or more Series. No person shall be accepted as a Series Member unless the Manager, after a reasonable review of the proposed new Series Member, reasonably believes that such new Series Member has the ability, experience and financial resources needed to function as a Series Member, and that admission of the new Series Member would not violate any law applicable to the Company or any of its Series and would not invalidate any contract or regulatory approval which affects the Company or any of its Series.

3     "

**3.2.1** The Manager shall take such reasonable steps as are necessary to implement the foregoing provisions of this Section 2.2. Without limitation on the preceding sentence, the Manager shall maintain separate and distinct records for each Series, shall separately hold and account for the assets of each such Series, and shall otherwise comply with the requirements of Section 3967 of the Act.

### 2.3 Maintenance of Separate Existence

The Manager shall do all things necessary to maintain the limited liability company existence of the Company and each Series therein separate and apart from one another and from the existence of each Series Member, any Affiliate of each Series Member and any Affiliate of the Manager's Series, including maintaining the Series' books and records on a current basis separate from that of any Affiliate of the Series or any other Person. In furtherance, and not in limitation, of the foregoing, each Series shall (i) maintain or cause to be maintained by an agent under the Series' control physical possession of all its books and records, (ii) account for and manage all of its liabilities separately from those of any other Person, including payment by it of any taxes or other governmental charges levied against the Series and (iii) identify or cause to be identified separately all its assets from those of any other Person.

### 2.4 Name

The name of the Company is as set forth above. The business of the Company shall be conducted under such name or under such other names as the Manager may deem appropriate.

### 2.5 Office; Agent for Service of Process

The Company shall have a single "Principal Office" which shall at all times be located within the United States. The Principal Office shall be located in offices approved by the Manager and may thereafter be changed from time to time by the Manager. The initial registered agent of the Company in the State of Delaware is Harvard Business Services, Inc. and the initial registered office of the Company in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware 19958.

### 2.6 Term

The term of the Company commenced as of the date of formation and shall continue in full force and effect until liquidated in accordance with Section 10.3.

### 2.7 Purpose and Scope

The Company has been formed for the purpose of investing, directly or indirectly, in residential real estate properties in specific metropolitan statistical areas (each a "city") in the United States. A separate Series of the Company will be formed to invest in properties in each such city. In furtherance of this purpose, each Series may buy, sell, hold, and otherwise invest in or dispose of single family residential real estate properties in a specific city and exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to such assets held or owned by such Series.

### 2.8 Powers of the Company

Subject to the limitations set forth in this Agreement, the Company and each Series will possess and may exercise all of the powers and privileges granted to it by the Act, by any other applicable law or this Agreement, together with all powers incidental thereto, so far as such powers are necessary or convenient to the conduct, promotion, or attainment of the purposes of the Company set forth in Section 2.7.

### 2.9 Title to Series Assets

All assets of each Series shall be deemed to be owned by the Series as an entity, and no Series Member, individually, shall have any direct ownership interest in such assets. Each Series Member, to the extent permitted by applicable law, hereby waives its rights to a partition of the assets and, to that end, agrees that it will not seek or be entitled to a partition of any assets, whether by way of physical partition, judicial sale or otherwise, except as otherwise expressly provided in Section 10.4.

### 2.10     Qualification in Other Jurisdictions

The Manager shall cause the Company to be qualified or registered under assumed or fictitious names or foreign limited liability company statutes or similar laws in any jurisdiction in which the Company transacts business and to the extent, in the judgment of the Manager, such qualification or registration is necessary or advisable in order to protect the limited liability of the Members or to permit the Company lawfully to own property or transact business. The Manager shall have the power and authority to execute, file and publish all such certificates, notices, statements or other instruments necessary to permit the Company to conduct business as a limited liability company with the Series contemplated hereunder in all jurisdictions where the Company elects to do business.

## ARTICLE III

## MEMBERS

### 3.1     Names, Addresses and Other Information

The name, mailing address, email address, Series Interest, and Capital Contributions of each Member shall be set forth in Schedule A. The Company shall revise Schedule A from time to time to reflect any change in the identities, addresses, email addresses and Capital Contributions and Series Interests in accordance with the terms of this Agreement and such revisions shall not require the consent of any Member or other Person.

### 3.2     Classes of Members.

The Members shall be entitled to the rights, subject to the obligations set forth herein. Any Member shall be referred to as a Member and any Series Member shall be referred to as a Series Member. Any Member holding more than one Series Interest shall have separate rights under this Agreement with respect to each Series Interest held by such Member. The Series Interests shall not be represented by certificates.

### 3.3     Status of Members

**3.3.1     Liability of Members.** No Member, in its capacity as such, shall be liable to the Company, a Series or to any other Member in excess of (i) the amount of its Capital Contribution to the Company, (ii) its share of any undistributed profits and assets of the Company, (iii) its obligation to make other payments expressly provided for in this Agreement, and (iv) the amount of any distributions from the Company wrongfully distributed or paid to such Member for (a) the performance, or the omission to perform, of any act or duty on behalf of the Company or a

Series, (b) the termination of the Company, a Series or this Agreement pursuant to the terms set forth herein, or (c) the performance, or the omission to perform, on behalf of the Company or a Series any act in reliance on advice of legal counsel, accountant or other professional advisors to the Company. In no event shall any Member (or former Member) have any liability for the repayment or discharge of the debts and obligations of the Company or a Series or be obligated to make any contribution to the Company or a Series; *provided, however,* that:

(a)  appropriate reserves may be created, accrued and charged against the net assets of the Company or a Series and proportionately against the Capital Accounts of the Members for contingent liabilities or probable losses or foreseeable expenses that are permitted hereunder, such reserves to be in the amounts that the Manager deems necessary or appropriate, subject to increase or reduction at the Manager's sole discretion;

(b)  each Member shall have such other liabilities as are expressly provided for in this Agreement; and

(c)  each Member shall have such other liabilities as expressly required by the Act or other applicable law.

### 3.3.2  Effect of Death, Dissolution or Bankruptcy

To the fullest extent permitted by law, upon the death, incompetence, bankruptcy, insolvency, liquidation or dissolution of a Member, the rights and obligations (specifically excluding any management, voting or decision-making rights) of such Member under this Agreement shall inure to the benefit of, and shall be binding upon, such Member's successor(s), estate or legal representative, and each such Person shall be treated as an assignee of such Member's Interest for purposes of ARTICLE IX until such time (if any) as such Person may be admitted as a Member pursuant to that Article IX.

### 3.3.3  No Control of Company

No Member, in its capacity as such, shall take any part in the control of the business and affairs of the Company, undertake any transactions on behalf of the Company, or have any power to sign for or otherwise to bind the Company; *provided, however*, that the Partnership Representative may execute the tax returns of the Company and any other tax related documents required to be executed by a Person treated as a "partner" of the Company for tax purposes.

### 3.4  Accession to Agreement

Each Person who is to be admitted as an Additional Member or substituted Member pursuant to this Agreement shall accede to this Agreement by, and shall be admitted to the Company as a Member (as applicable) upon, executing (whether on its own behalf or via an attorney-in-fact) a counterpart signature page to this Agreement. Except as provided in this Section 3.4 and Section 9.2, such admission shall not require the consent or approval of any other Member, in its capacity as such, or any other Person. The Company shall make any necessary filings with the appropriate governmental authorities and take such actions as are necessary under applicable law to effectuate such admission.

### 3.5     Other Activities of Members

Subject to all other provisions of this Agreement, any Member (including the Manager) and its respective direct and indirect members, partners, stockholders, officers, directors, managers, trustees, employees, agents and Affiliates may invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other financial ventures and investment and professional activities of every kind, nature and description, independently or with others, including but not limited to: management of investment funds; investment in, financing, acquisition or disposition of residential real estate; providing brokerage and investment banking services; or serving as officers, directors, managers, consultants, advisers or agents of other companies, partners of any partnership, members of any limited liability company or trustees of any trust (and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities), whether or not such activities may conflict with any interest of the Company or any of the Members. Without limiting the generality of the foregoing, it is specifically acknowledged that certain Members and certain of their Affiliates are or may be engaged in residential real estate and/or other investing activities (including of a nature in which the Company intends to invest) and that nothing in this Agreement or otherwise related to the Company shall restrict such Members or Affiliates from engaging in any investing or related activities. Neither the Company nor any Member shall have any rights, by virtue of this Agreement or any other connection with the Company, in or to any activities permitted by this Section 3.5 or to any fees, income, profits or goodwill derived from such activities.

### 3.6     Nature of Obligations Between Members

Except as otherwise expressly provided herein, nothing contained in this Agreement shall be deemed to make any Member, in such Member's capacity as a Member, an agent or legal representative of any other Member or to create any fiduciary relationship between Members for any purpose whatsoever, apart from such obligations between the members of a limited liability company as may be established by the Act. Except as otherwise expressly provided in this Agreement or a Series Operating Agreement, no Member shall have any authority to act for, or to assume any obligation or responsibility on behalf of, any other Member, a Series or the Company.

### 3.7     Lending and Borrowing

To the fullest extent permitted by applicable law, a Member may lend money to, borrow money from, act as a surety, guarantor or endorser for, guarantee or assume one or more obligations of, provide collateral for, and transact other business with the Company and has the same rights and obligations with respect to any such matter as a person who is not a Member *provided, however,* that any loan provided by a Member shall be subject to terms and conditions no less favorable to the Company than if such acts or services had been obtained in an arm's length transaction.

### 3.8     Voting

Except as expressly provided in this Agreement, a Series Operating Agreement, the Certificate of Formation, or as required under the Act, Members shall have no voting, approval or consent rights.

### 3.9     Failure to Observe Formalities

A failure to observe any formalities or requirements of this Agreement or the Act shall not be grounds for imposing personal liability on the Member for debts, liabilities and obligations of the Company or of any Series thereof.


**ARTICLE IV**

**ACTIVITIES AND MANAGEMENT**


### 4.1     Management and Control of Company

#### 4.1.1     Manager

Except as otherwise provided herein or as otherwise required by the Act, the affairs and activities of the Company shall be managed by or under the direction of the Manager who shall be the "manager" under the Act. Except as otherwise provided herein, the Manager shall have the power on behalf and in the name of the Company to implement the business of the Company and to exercise any rights and powers the Company may possess, including, without limitation, the power to cause the Company to make any elections available to the Company under applicable tax or other laws. Among the powers and authority vested in the Manager are the following items:

**(a)**     to do any and all things and perform any and all acts necessary or incidental to the business of the Company;

**(b)**     to enter into, and take any action under, any contract, agreement or other instrument as the Manager shall determine to be necessary or desirable to further the objects and purposes of the Company;

**(c)**     to buy, sell, hold, and otherwise invest in or dispose of assets; exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to securities or other assets held or owned, in each case, by the Company or such Series (as applicable);

**(d)**     to open, maintain and close bank accounts and draw checks or other orders for the payment of money, and open, maintain and close brokerage, money market fund and similar accounts;

**(e)**     to hire, for usual and customary payments and expenses, consultants, brokers, attorneys, accountants and such other agents for the Company as it may deem necessary or advisable, and authorize any such agent to act for and on behalf of the Company;

**(f)**     to incur expenses and other obligations on behalf of the Company in accordance with this Agreement, and, to the extent that funds of the Company are available for such purpose, pay all such expenses and obligations;

14

(g)      to bring and defend actions and proceedings at law or in equity and before any governmental, administrative or other regulatory agency, body or commission;

(h)      to establish reserves in accordance with this Agreement or the Act for contingencies and for any other purpose of the Company;

(i)      to prepare and file all necessary returns and statements, pay all taxes, assessments and other impositions applicable to the assets of the Company, and withhold amounts with respect thereto from funds otherwise distributable to any Member;

(j)      to take all action that may be necessary or appropriate for the continuation of the Company's valid existence and authority to do business as a limited liability company with separate Series under the laws of the State of Delaware and of each other jurisdiction in which such authority to do business is, in the judgment of the Manager, necessary or advisable.

(k)      to create new series of the Company;

(l)      to establish special purpose vehicles or other entities incidental to the business purpose of the Company or any Series;

(m)      to determine the accounting methods and conventions to be used in the preparation of any accounting or financial records of the Company; and

(n)      to act for and on behalf of the Company in all matters incidental to the foregoing.

## 4.2      Appointment of Officers

The Manager may, from time to time as it deems advisable, select and designate natural persons as officers of the Company and assign titles (including without limitation President, Treasurer and Secretary) to any such person. The officers are authorized to execute, deliver and (if required) file documents on behalf of the Company and to take such other actions as may be reasonably necessary to carry out and implement the decisions of the Manager or as otherwise required in connection with the business of the Company. None of the officers of the Company are required to be a Member. Two or more offices may be held by the same person. Subject to all other provisions of this Agreement, the Manager is authorized to execute and deliver any document and to take any action on behalf of the Company or any series of the Company without any vote or consent of any other person or entity. The Manager may remove any officer so appointed at any time, with or without cause, in its absolute discretion. If any office shall become vacant as a result of the death, resignation or removal of an officer, the Manager, in its sole discretion, may appoint a replacement officer.

## 4.3      Officer Standard of Care

An officer of the Company shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a violation of law by such officer of the Company. Any officer of the Company who performs the duties of officer of the Company in compliance with this Section 4.3 shall not have any liability by reason of being or having been a Manager or officer of the Company.

### 4.4    Obligations of the Manager

Notwithstanding any other provision of this Agreement or otherwise applicable provision of law or equity, to the fullest extent permitted by law, whenever in this Agreement the Manager is permitted or required to make a decision (i) in its "sole discretion" or "discretion" or under a grant of similar authority or latitude, the Manager shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall, to the fullest extent permitted by applicable law, have no duty or obligation to give any consideration to any interest of or factors affecting the Company or the Members, or (ii) in its "good faith" or under another expressed standard of care, the Manager shall act under such express standard of care and shall not be subject to any other or different standards of care. Unless otherwise expressly stated, for purposes of this Section4.3, the Manager shall be deemed to be permitted or required to make all decisions hereunder in its sole discretion.

### 4.5    Events Affecting the Manager

Neither the withdrawal, bankruptcy, or dissolution of the Manager, nor the liquidation, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Manager, shall constitute an "event of withdrawal" of the Manager under the Act, and upon the happening of any such event, the affairs of the Company shall be continued without dissolution by any successor entity.

### 4.6    Manager's Standard of Care

The Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a violation of U.S. federal securities law by the Manager, in each case as determined in a final order by a court of competent jurisdiction. To the fullest extent permitted by applicable law, the provisions of this Agreement, to the extent that they limit or eliminate the duties and liabilities of the Manager existing at law or in equity, are agreed by each Member to replace such other duties and liabilities. The Manager shall not be required to manage the Company as its sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Company. Notwithstanding the foregoing, nothing contained in this paragraph or elsewhere in this Agreement shall constitute a waiver of any of a Member's legal rights under applicable U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.

### 4.7    Other Businesses of the Manager

The Manager shall devote to the Company such time as the Manager reasonably believes shall be necessary to conduct business and affairs of the Company in the Manager's sole discretion. The Members recognize, however, that Affiliates of the Manager, and any officer or employee of the Manager or such Affiliate, shall be required to devote only such time to the affairs of the Company as the Manager determines in its sole discretion may be necessary or appropriate to manage and operate the Company. Except as expressly set forth herein, the Manager and each Member, and their respective Affiliates may engage in or possess any interest in other business ventures of any kind, nature or description, independently or with others, whether such ventures are competitive with the Company or otherwise. None of the foregoing shall have any rights or obligations solely by virtue of this Agreement or the business relationship created hereby in or to such independent ventures or the income or profits or losses derived therefrom.

## 4.8     Removal and Withdrawal of the Manager

**4.8.1** The Manager may be removed by an affirmative vote of two-thirds in capital of the Members upon the occurrence of any of the following events:

**(a)** the Manager's continued breach of any material provision of the Operating Agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if the Manager has taken steps to cure such breach);

**(b) t**he commencement of any proceeding relating to the bankruptcy or insolvency of the Manager that is not dismissed within 30 days, the issuance of an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition;

**(c)** the Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the Operating Agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of our Manager's actual knowledge of its commission or omission, then our Manager may not be removed; or

**(d)** the dissolution of the Manager.

 Unsatisfactory financial performance does not constitute a basis for removal of the Manager.

**4.8.2** The Manager may withdraw as the Manager if the Company or any Series becomes required to register as an investment company under the Investment Company Act of 1940, with such withdrawal deemed to occur immediately before the event requiring such registration.

**4.8.3** In the event of the removal or withdrawal of the Manager, the Manager will cooperate with the Company and take all reasonable steps to assist in making an orderly transition of the management function to the succeeding manager. The Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

**4.8.4** Other than accrued fees payable to the Manager, no additional compensation will be paid to the Manager in the event of the removal of the Manager.

**4.9     Transactions between Affiliates**

Without limiting any other provisions in this Agreement, and to the fullest extent permitted by applicable law, the Members agree that the Manager shall have the absolute and sole discretion to make decisions related to the Company's commercial relationships with Affiliates of the Manager or any of the Company's officers, and any such relationships shall not constitute "corporate waste", shall not violate the principles of good faith and fair dealing, and shall not otherwise give rise to any liability of Manager or the Company's officers to the Company or the Company's Members, provided, however, that any such commercial relationships shall be on terms no less favorable than terms offered by third parties and negotiated in an arm's length transaction.

**ARTICLE V**

**RIGHTS AND DUTIES OF THE SERIES MANAGERS**

**5.1     Management of the Series**

**5.1.1**     The business and affairs of each Series shall be controlled, directed and managed by a Manager. Except when the approval of the Members is expressly required by the Act, this Agreement or the relevant Series Operating Agreement, the Manager shall have the full, exclusive and complete authority, power and discretion to operate, manage and control the affairs, business and property of the relevant Series, to make all decisions related to that Series' affairs, business and property and to perform any and all other acts or activities customary or incident to the management of that Series' affairs, business and property, including, without limitation, (i) signing agreements, (ii) effecting distributions to Members, (iii) opening, maintaining and closing bank accounts and drawing checks or other orders for the payment of money, and opening, maintaining and closing brokerage, money market fund and similar accounts, and (iv) otherwise binding the Series.

**5.1.2**     Each Manager, as applicable, may agree to (i) delegate any matters or actions that it is authorized to perform under this Agreement or the relevant Series Operating Agreement to employees or agents of the Manager or third parties and (ii) appoint any Persons, with such titles as the Manager may select, to act on behalf of the Series, with such power and authority as the Manager may delegate from time to time to such Persons.

**5.1.3**     The Manager or its representative shall be the signatory on any bank accounts of the relevant Series.

**5.1.4**     Third parties dealing with a Series may rely conclusively upon any certificate of the relevant Manager, as applicable, to the effect that it is acting on behalf of the Series. The signature of the relevant Manager shall be sufficient to bind the Series, as applicable in every manner to any agreement or on any document.

**5.2     Duties and Obligations of the Manager**

**5.2.1**     The Manager shall take all action that may be necessary or appropriate for the continuation of the relevant Series' valid existence and authority to do business as a Series of a limited liability company under the laws of the State of Delaware and of each other jurisdiction in which such authority to do business is, in the judgment of the Manager, necessary or advisable.

**5.2.2**     The Manager shall prepare or cause to be prepared and shall file on or before the due date (or any extension thereof) any federal, state or local tax returns required to be filed by the relevant Series.

**5.2.3**     The Manager shall cause the relevant Series to pay any taxes or other governmental charges levied against or payable by the Series; *provided, however,* that each Manager shall not be required to cause the Series to pay any tax so long as the Series is, in good faith and by appropriate legal proceedings, contesting the validity, applicability or amount thereof and such contest does not materially endanger any right or interest of the Series. If deemed appropriate or necessary by each Manager, the applicable Series may establish reasonable reserves to fund its actual or contingent obligations under this Section 5.2.3.

**5.2.4**     The Manager shall use its reasonable best efforts to ensure that at no time shall the equity participation in the relevant Series by "benefit plan investors" be "significant," within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("***ERISA***"). If the Manager becomes aware that the assets of the relevant Series at any time are likely to include plan assets of a benefit plan investor, the Manager may require any or all of the ERISA Members to compulsorily redeem all or so much of their capital in the Series as shall be necessary to maintain the investment of such Members at a level so that the assets of the Series are not deemed to include plan assets under ERISA.

**5.2.5**     Notwithstanding any other provision of this Agreement or otherwise applicable provision of law or equity, whenever in this Agreement the Manager is permitted or required to make a decision (i) in its "sole discretion" or "discretion" or under a grant of similar authority or latitude, the Manager shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall, to the fullest extent permitted by applicable law, have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the relevant Series or its Members, or (ii) in its "good faith" or under another expressed standard of care, the Manager shall act under such express standard of care and shall not be subject to any other or different standards of care. Unless otherwise expressly stated, for purposes of this Section 5.2.5, the Manager shall be deemed to be permitted or required to make all decisions hereunder in its sole discretion.

**5.3**     **Other Businesses of the Manager**

The Manager shall devote to the Series managed by the Manager such time as the Manager reasonably believes shall be necessary to conduct the business and affairs of the Series in the Manager's sole discretion. The Members recognize, however, that Affiliates of the Manager, and any officer or employee of the Manager or such Affiliate, shall be required to devote only such time to the affairs of the Series as the Manager determines in its sole discretion may be necessary or appropriate to manage and operate the Series. Except as expressly set forth herein, the Manager and each Series Member, and their respective Affiliates may engage in or possess any interest in other business ventures of any kind, nature or description, independently or with others, whether such ventures are competitive with the Series or otherwise. None of the foregoing shall have any rights or obligations solely by virtue of this Agreement or the business relationship created hereby in or to such independent ventures or the income or profits or losses derived therefrom.

### 5.4    Indemnification of the Managers

**5.4.1**    With respect to each Series, in the absence of a final judgment or other final adjudication adverse to a Covered Person with respect to such Series (a "***Series Indemnified Party***") (in each case, after all appeals and the expiration of time to appeal) establishing that the Series Indemnified Party's acts or omissions were in bad faith or involved intentional misconduct, recklessness or gross negligence, no Series Indemnified Party shall be liable to any Series Member (a) for any mistake in judgment, (b) for any action taken or omitted to be taken, including any action taken or omitted to be taken by the Series Indemnified Party, or (c) for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any Person retained by a Series Indemnified Party; on the condition that such Person shall have been selected, engaged or retained by the Series Indemnified Party with reasonable care; and that, in the case of any dishonesty, fraud or bad faith of a Person retained by a Series Indemnified Party, no officer of such Series Indemnified Party knew of such dishonesty, fraud or bad faith. The Managers, and the employees, officers, directors and other agents of the foregoing may consult with legal counsel and accountants in respect of Series affairs and shall be fully protected and justified in any action or inaction which is taken or omitted in good faith, in reliance upon and in accordance with the opinion or advice of such counsel or accountants.

**5.4.2**    Each Series shall, to the fullest extent permitted by law, out of the Series' assets, indemnify and hold harmless each of the relevant Series Indemnified Parties, and may, in the sole discretion of the relevant Manager, to the fullest extent permitted by law, out of the assets of the Series, as applicable, indemnify and hold harmless any Series Indemnified Party who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the Series or any of its Members), by reason of any actions or omissions or alleged actions or omissions arising out of or in connection with such Series Indemnified Party's activities either on behalf of the Series or in furtherance of the interests of the Series or arising out of or in connection with such Person's activities as a Manager, an Affiliate of the Manager or as the Liquidating Trustee, if such activities were performed in good faith either at the request of or on behalf of the Series or in furtherance of the interests of the Company or a Series and in a manner reasonably believed by such Person to be within the scope of the authority conferred by this Agreement or by law, against losses, liabilities, damages and expenses (which shall in each case be advanced as and when incurred) for which such Person has not otherwise been reimbursed (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such Person in connection with such action, suit or proceeding; *provided, however,* that any Person entitled to indemnification from the Company or a Series hereunder shall obtain the written Consent of the Manager or the relevant Manager prior to entering into any compromise or settlement that would result in an obligation of the Company or a Series to indemnify such Person. Any payments to the Indemnified Party by an indemnitor in connection with the claim in question shall be paid to the Series and distributed pursuant to the provisions of Section 5.4.

**5.4.3**    The provisions of this Section 5.4 shall continue to afford protection to each Series Indemnified Party regardless of whether such Series Indemnified Party remains in the position or capacity pursuant to which such Series Indemnified Party became entitled to indemnification under this Section 5.4 and regardless of any subsequent amendment to this Agreement or the Series Operating Agreement. No amendment to this Agreement or the Series Operating Agreement shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment. The provisions of this Section 5.4 shall inure to the benefit of the successors, assigns, heirs and personal and legal representatives of the Series Indemnified Parties.

**5.4.4**    If deemed appropriate or necessary by a Manager, the relevant Series may establish reasonable reserves to fund its actual or contingent obligations under this Section 5.4.

## 5.5  Manager's Standard of Care

The Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a violation of US federal securities law by the Manager, in each case as determined in a final order by a court of competent jurisdiction. To the fullest extent permitted by applicable law, the provisions of this Agreement, to the extent that they limit or eliminate the duties and liabilities of the Manager existing at law or in equity, are agreed by each Member to replace such other duties and liabilities. The Manager shall not be required to manage the Series as its sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Company. Notwithstanding the foregoing, nothing contained in this paragraph or elsewhere in this Agreement shall constitute a waiver of any of a Member's legal rights under applicable U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.

## ARTICLE VI

## MANAGEMENT FEE AND EXPENSES

## 6.1    Management and Acquisition Fee

Each Series shall pay to the Manager a quarterly asset management fee equal to 0.375% (1.500% annually) of its value, payable quarterly in arrears. Each Series will also pay the Company an acquisition fee equal to 1.000% of the purchase price for any single-family home that the Series may acquire. The value of a Series in determining the asset management fee will be determined based on (i) in the absence of the occurrence and prior to a listing on a regulated secondary trading exchange of the Series Interests, the amount of contributed capital, or (b) if listed, the market capitalization of the Series. Fees will be paid by the Series using cash on hand. If a Series does not have sufficient funds to pay fees when due, such fees will accrue. If such fees cannot be paid without the Company registering with the U.S. Securities and Exchange Commission as an investment adviser or an exempt reporting adviser, the Managing Members will negotiate whether to make such registration or to revisit the fee structure

## 6.2    Expenses

The Series will be responsible for the costs and expenses attributable to the operations of the Company related to such Series (the "**Operating Expenses**").  The Operating Expenses will be shared pro rata by Investors in the Series and include, but are not limited to, the following:

**(a)** fees, costs and expenses incurred in connection with the investigation, evaluation, diligence (including the costs of specialized services not ordinarily provided by the Manager), acquisition, administration, holding, monitoring or disposition of Investments or potential Investments (including broken deal expenses), including travel, meals and lodging/accommodations related thereto;

**(b)** fees, costs and expenses incurred in connection with the management of the properties owned by the Series and preparing any reports and accounts of each series, including, but not limited to, audits of a series annual financial statements, tax filings and the circulation of reports to investors;

**(c)** insurance premiums or expenses of the Company or the Series;

**(d)** withholding or transfer taxes imposed on the Company or the Series;

**(e)** governmental fees imposed on the capital of the Company or the Series;

**(f)** legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory proceeding instituted against the Company, the Series or the Manager, or any property owned by the Series, in connection with the affairs of the Company or the Series as well as any legal advice directly relating to the affairs of the Company or the Series;

**(g)** fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with the Series;

**(h)** indemnification payments by the Series to the Manager under this Agreement;

**(i)** the costs of any affiliates and third parties engaged by the Manager in connection with the operations of the Company and the Series; and

**(j**) any similar expenses that may be determined to be an Operating Expense of the Series as determined by the Manager in its reasonable discretion.

The Manager will bear its own expenses of an ordinary nature.

If the Operating Expenses exceed the amount of revenues generated by the Series and cannot be covered by any reserves on the balance sheet of the Series, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series on which the Manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series and/or (c) cause the issuance of additional Interests in the Series in order to cover such additional amounts.

# ARTICLE VII

# CAPITAL OF THE COMPANY

### 7.1     Capital Contribution

In exchange for the Interests in the Company, or a Series Interest in a corresponding Series, the Members shall contribute the Capital Contributions as set forth opposite each such Member's name on Schedule A. The Manager may, but is not required to, contribute to the capital of the Company or any Series.

### 7.1.1     Membership Capital

Each Member, the Manager and the Managers shall have a deemed interest in the Company, and/or Series Interest in the relevant Series as set forth in Schedule A and in its corresponding Series Operating Agreements. The Manager and the Managers shall be treated like other Members in respect of such deemed Interest and Series Interest. The following rights and limitations in connection with each Member's Capital Contribution shall apply:

(a)     Each Member, the Manager and the Managers may make a Capital Contribution in exchange for an additional Interest or Series Interest upon such terms and conditions as are permitted in this Agreement or otherwise as the Manager determines. Subscriptions for interests are not open to the general public, are subject to prior consent of the Manager, and may be rejected in whole or in part for any reason.

(b)     No Member shall be paid interest on any Capital Contribution to the Company or on such Member's Capital Account.

(c)     No Member shall have any right to demand the return of its Capital Contribution or property in return for its Capital Contribution, except upon dissolution of the Company pursuant to Article X.

### 7.1.2     Adjustments at Subsequent Closings

Except as otherwise provided herein, the Manager may offer and sell Interests in the Company or a Series Interest in a Series upon such terms and conditions as are permitted in this Agreement or otherwise as the Manager determines. In the event a Series Member is admitted to a Series after its initial closing, the Series Operating Agreement of such Series may require that such Series Member, at the time of its admission as a Series Member, make a Capital Contribution equal to the aggregate Capital Contributions that would have been due to the Series from such Series Member had such Series Member been admitted at the initial closing. Each Member's Capital Contribution and distribution rights shall be calculated on the basis of such Member's proportional ownership of Series Interests within each applicable Series, and not based on such Member's aggregate Capital Contributions to the Company.

### 7.1.3     Default by Member

In the event that any Member fails to make all or any portion of his or her Capital Contribution pursuant to this Section 7.1 and such failure continues for five (5) Business Days following Notice from the Manager, the Manager may, in its sole discretion, designate such Member in default under this Agreement (a "***Defaulting Member***") or waive or permit the cure of any default by such Defaulting Member subject to the conditions agreed upon between the Manager and the Defaulting Member. The Manager may take the following actions with regards to a Defaulting Member: (i) charge the Defaulting Member interest at a rate no greater than the Prime Rate plus two percent (2%) on the Defaulting Member's unpaid amounts, payment of which shall be paid to the Company and the applicable Series and shall not be considered an additional Capital Contribution; or (ii) allow some or all of the Members to purchase some or all of the Defaulting Member's Interests. No Defaulting Member shall be entitled to receive any distributions by the Company at least until the default has been cured, waived, or permitted. Each Defaulting Member shall remain fully liable up to the amount of his or her Capital Contribution to the Company and its creditors, if applicable, to the extent provided by law, as if such default had not occurred. The full amount of such Defaulting Member's Capital Contributions shall be included in calculating the amount of the Management Fee and the Defaulting Member shall remain liable for its share of the Management Fee.

### 7.2 Additional Members and Additional Capital Contributions

The Manager is authorized to admit one or more Persons to the Company as additional Members (each, an "***Additional Member***") or accept additional Capital Contributions from the Members. The terms of any such admission or additional Capital Contributions shall be fixed by the Manager, at the time of such admission or additional Capital Contributions.

## ARTICLE VIII

## CAPITAL ACCOUNTS; ALLOCATIONS; DISTRIBUTIONS

### 8.1 Capital Accounts

#### 8.1.1 Creation and Maintenance

A separate book capital account shall be maintained for each Member of each Series (each a "***Capital Account***") in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv), in respect of the Interest held by such Member in such Series. The Capital Account of each Member shall be:

**(a)** *Increased* by (i) the amount of such Member's Capital Contribution, (ii) such Member's distributive share of Net Income (or items of book income or book gain) allocated pursuant to Section 8.2, (iii) any item in the nature of book income or book gain which is specially allocated pursuant to Section 8.4, and (iv) the amount of any Company liabilities assumed by such Company or which are secured by any property distributed to such Member;

**(b)** *Decreased* by (i) the amount of cash and the Gross Asset Value of any property distributed to such Member, (ii) such Member's distributive share of Net Loss (or items of book expense or book loss) allocated pursuant to Section 8.2, (iii) any item in the nature of book expense or book loss which is specially allocated pursuant to Section 8.4, and (iv) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company; and

**(c)** Otherwise adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv) and with the provisions of this Agreement.

### 8.1.2 Timing of Adjustments to Capital Accounts

Except as otherwise provided in this Agreement, the Company's books shall be closed and the Members' Capital Accounts shall be adjusted in accordance with this ARTICLE VIII, and the other provisions of this Agreement relating to allocations as of the close of business on the following dates: (i) the last day of each Fiscal Year; (ii) the Business Day coincident with any Capital Contribution by any Member; (iii) the Business Day coincident with any distribution of cash or other asset to Members; (iv) the Business Day coincident with any compulsory redemption of a Member's Interest, in whole or part, effected by the Manager; (v) the Business Day before the Company's final liquidating distribution; and (vi) any other date determined by the Manager to be appropriate for a closing of the Company's books.

### 8.1.3 Compliance with Treasury Regulations

The provisions of this Article VIII, including the provisions relating to the maintenance of Capital Accounts, are intended to comply with Section 704(b) of the Code and Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations.

### 8.2 Allocations of Net Income or Net Loss

Except as explicitly provided elsewhere herein, the items of income, gain, loss and deduction of the Company comprising Net Income or Net Loss for a Fiscal Year shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made to such Member pursuant to Section 10.3 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Values, taking into account any adjustments thereto for such Fiscal Year, all Company liabilities were satisfied according to their terms (limited in the case of each Nonrecourse Liability to the Gross Asset Value of the assets securing such liability) and the net proceeds of the Company were distributed in accordance with Section 10.3 to the Members immediately after making such allocations, minus (ii) the sum of any amounts, if any, such Member would be obligated to contribute to the capital of the Company as reasonably determined by the Manager, and such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of the assets.

### 8.3 Limitations on Loss

**8.3.1** Notwithstanding anything to the contrary in Section 8.2, the amount of items of Company expense and loss allocated to any Member pursuant to Section 8.2 shall not exceed the maximum amount of such items that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year, unless each Member would have an Adjusted Capital Account Deficit. All such items in excess of the limitation set forth in this Section 8.3 shall be allocated first to Members who would not have an Adjusted Capital Account Deficit *pro rata* in proportion to their Capital Account balances, adjusted as provided in clauses (a) and (b) of the definition of Adjusted Capital Account Deficit in Section 8.3.2, until no Member would be entitled to any further allocation, and thereafter, to all Members *pro rata* in proportion to the Interests held by such Members.

**8.4**     **Specially Allocated Items**

**8.4.1** Notwithstanding anything to the contrary contained in this Article VIII, if there is a net decrease in Company Minimum Gain or Member Nonrecourse Debt Minimum Gain, special allocations shall be made in respect of any minimum gain chargeback as required by Section 1.704-2 of the Regulations, and any qualified income offset as required by Section 1.704-1(b)(2)(ii)(d)(3) of the Regulations. In addition, in the event that any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (a) the amount, if any, that such Member is obligated to restore pursuant to this Agreement, and (b) the amount such Member is deemed obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; *provided*, *however*, that such an allocation shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article VIII have been tentatively made as if this sentence were not in this Agreement. Nonrecourse Deductions shall be allocated to the Members *pro rata* in proportion to their Capital Contributions. Member Nonrecourse Debt shall be allocated to the Member(s) who bear the economic risk of loss with respect to the liability to which such Member Nonrecourse Deductions are attributable in accordance with Section 1.704-2(j) of the Regulations. In accordance with Section 1.752-3(a)(3) of the Regulations, each Member's share of Nonrecourse Liabilities, if any, of the Company shall be allocated to the Members *pro rata* in proportion to their Capital Contributions. The amounts of any Company income, gain, loss or deduction available to be specially allocated pursuant to this Section 8.4 shall be determined by applying rules analogous to those set forth in subparagraphs (a) through (e) of the definition of Net Income and Net Loss.

**8.4.2** Notwithstanding anything to the contrary in this Article VIII, if a Manager compulsorily redeems or distributes all or a portion of a Member's Capital Account balance from the Company or any Series, the Manager in its sole discretion may make a special allocation to the such Member for federal income tax purposes of items of income, gain, loss or deduction recognized by the Company or any Series in such a manner as will reduce the disparity between such Member's book capital account as maintained under this Article VIII and Code Section 704(b), and the Member's tax capital account.

**8.5**     **Transfer of Interests**

In the event of a transfer of all or part of an Interest (in accordance with the provisions of this Agreement) or the admission of an Additional Member (in accordance with the provisions of this Agreement), the Company's taxable year shall close with respect to the transferring Member, and, if the Manager so determines, such Member's distributive share of all items of profits, losses and any other items of income, gain, loss or deduction shall be determined using the interim closing of the books method under Code Section 706 and Regulations Section 1.706-1(c)(2)(i). Except as otherwise provided in this Section 8.5, in all other cases in which it is necessary to determine the profits, losses, or any other items allocable to any period, profits, losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Regulations thereunder. If all or a portion of a Member's Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred Interest.

### 8.6    Tax Allocations

#### 8.6.1    Sections 704(b) and 704(c) Allocations

Each item of income, gain, loss, deduction or credit for Federal income tax purposes that corresponds to an item of income, gain, loss or expense that is either taken into account in computing Net Income or Net Loss or is specially allocated pursuant to Section 8.4 (a "***Book Item***") shall be allocated among the Members in the same proportion as the corresponding Book Item; provided, however, that in the case of any Company asset the Gross Asset Value of which differs from its adjusted tax basis for Federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated solely for Federal income tax purposes in accordance with the principles of Sections 704(b) and (c) of the Code (using the traditional method or remedial method, unless otherwise unanimously agreed by the Members) so as to take account of the difference between the Gross Asset Value and the adjusted tax basis of such asset.

#### 8.6.2    Credits

All tax credits shall be allocated among the Members as determined by the Manager in its reasonable discretion, consistent with applicable law.

#### 8.6.3    Capital Accounts

The tax allocations made pursuant to this Section 8.6 shall be solely for tax purposes and shall not affect any Member's Capital Account or share of non-tax allocations or distributions under this Agreement.

### 8.7    Company Distributions

**8.7.1**    The Company shall first use available assets to pay outstanding debts and obligations, if any, of the Company. Then, subject to Section 8.9, the Company may make distributions at such times and intervals as the Manager shall determine, in its sole discretion, to the Members in accordance with Section 8.7.2.

**8.7.2** Assets attributable to a Series shall be distributed as provided in the applicable Series Operating Agreement. Any assets of the Company not attributable to any Series shall be distributed to the applicable Members who have made a Capital Contribution equal to their accepted Capital Contribution not attributable to any Series, pro rata in accordance with their Interest.

**8.7.3** The Manager is authorized to withhold from any distribution, or with respect to allocations, and to pay over to any applicable federal, state or local government, any amounts required to be withheld pursuant to applicable law and shall allocate such amounts to those Members with respect to which such amounts were withheld.

**8.7.4** Distributions will be comprised of (i) cash or other securities; and (ii) Digital Assets and agreements for future Digital Assets, if applicable. Interim distributions will be made at such times as the Manager or Manager determines in its sole discretion. No Member shall be able to demand or receive property other than cash, except in the Manager's discretion. Notwithstanding the foregoing, no distribution of securities shall be made to any Member to the extent such Member would be prohibited by applicable law from holding such securities. Unless otherwise agreed to by the Manager or Manager, as applicable, distributions to a Member will be made to its respective brokerage account or wallet; provided that any cash distributions may, in the sole discretion of the Manager or Manager, be made, in whole or in part, to the account from which the Member paid its Capital Contribution or to a Member's alternative account of which it informed the Manager or Manager by way of timely written notice.

**8.8     No Creditor Status**

A Member or Series Member shall not have the status of, and is not entitled to the remedies available to, a creditor of the Company or any Series with regard to distributions that such Member or Series Member becomes entitled to receive pursuant to this Agreement, the relevant Series Operating Agreement and the Act.

**8.9     Limitations on Distribution**

Notwithstanding any provision to the contrary contained in this Agreement, the Company or any Series shall not make a distribution to any Member or Series Interests if such distribution would violate the Act or other applicable law. Furthermore, the Manager or Manager may in its sole discretion refuse to accept any distribution (including dividend, interest payment or other amount) if such distribution is of a de minimis amount.


**ARTICLE IX**

**LIMITATIONS ON TRANSFERS AND
WITHDRAWALS**


**9.1     Transfers of Member Interests**

**9.1.1     General**

No assignment, pledge, mortgage, hypothecation, gift, sale or other disposition or encumbrance (each, a "***Transfer***") of a Member's Interest in the Company or a Series, in whole or in part, shall be made other than pursuant to this Section 9.1.To the fullest extent permitted by law, any attempted Transfer of all or any part of a Member's Interest in the Company or a Series without compliance with this Agreement shall be void. Each Transfer (a) shall be subject to all of the terms, conditions, restrictions and obligations set forth in this Agreement and (b) shall be evidenced by a written agreement in form and substance satisfactory to the Company or the Series. The restrictions on Transfer of this Article IX shall apply following restrictions on Transfer shall continue to apply unless and until the Manager has registered Interests for resale under the Securities Act and has them listed or quoted for trading.

### 9.1.2    Consent

The prior written consent of the Manager, which may be granted or withheld in its sole discretion, shall be required for any Transfer of all or part of a Member's Interest in the Company (including a Transfer of solely an economic interest in the Company).

### 9.1.3    No Public Trading in Company Interests

The Manager shall not cause or permit any offering of Interests in the Company to be registered under the Securities Act or to become "traded on an established securities market as a result," and shall withhold its consent to any Transfer of an Interest in the Company that, to its knowledge after reasonable inquiry, otherwise would be accomplished by a trade on a "secondary market (or the substantial equivalent)," in each case within the meaning of Sections 7704 or 469(k) of the Code and the applicable Treasury Regulations, unless and until the Manager has registered Interests and Series Interests for resale under the Securities Act and has them listed or quoted for trading.

### 9.1.4    No Recognition of Certain Transfers

No Transfer of any "partnership interest" (as defined in Treasury Regulation Section 1.7704-1(a)(2)) in the Company, in whole or in part, or derivative interest therein shall be permitted or "recognized" (within the meaning of Treasury Regulation Section 1.7704-1(d)) by the Company unless either (a) the Manager determines that either such Transfer or the Company (immediately after such Transfer) will qualify for a safe harbor set forth in the Treasury Regulations under Section 7704 of the Code or (b) the Manager otherwise determine, after consulting with the Company's tax advisors, that such Transfer will not cause the Company to be subject to United States federal income tax at the entity level under Section 7704 of the Code unless and until the Manager has registered Interests and Series Interests for resale under the Securities Act and has them listed or quoted for trading.

### 9.1.5    Required Representations by Parties

(a)    The transferor and transferee shall provide to the Company, in connection with any proposed Transfer, written representations to the effect that:

**i.**  The proposed Transfer will not be effected on or through (x) a United States national, regional or local securities exchange, (y) a foreign securities exchange or (z) an interdealer quotation system that regularly disseminates firm buy or sell quotations by identified brokers or dealers (including, without limitation, the Nasdaq Global Market);

**ii.**  Such Person is not, and its proposed Transfer or acquisition (as the case may be) will not be made by, through or on behalf of (x) a Person, such as a broker or a dealer, making a market in Interests in the Company, or (y) a Person who makes available to the public bid or offer quotes with respect to Interests in the Company;

**iii.**  The transferor and transferee(s) shall provide such additional written representations as the Company reasonably may request; and

**iv.**  The Manager, the Company and counsel to the Company shall be permitted to rely upon any representations made by the transferor and transferee(s) pursuant to Sections 9.1.5(a) or otherwise, and on written representations from other Members made prior to or contemporaneously with such proposed Transfer. The Company, in its sole discretion, may waive its right to obtain any representations otherwise required by this Section 9.1.5.

**(b)**  No Transfer shall be permitted, and the Manager shall withhold its consent with respect thereto, if such Transfer would:

**i.**  Result in the Company having more than 2,000 beneficial owners of the series or more than 500 beneficial owners of the series that are not accredited investors as defined in Rule 501 of the Securities Act.

**ii.**  Result in a Member holding more than 9.8% of Series Interest of a Series;

**iii.**  Result in the Company's assets becoming "plan assets" (within the meaning of ERISA) of any Member;

**iv.**  Result in a violation by the Company of the registration requirements of the Securities Act;

**v.**  Require the Company to register as an investment company under the Investment Company Act of 1940, as amended;

**vi.**  Result in the Company being classified for Federal income tax purposes as an association taxable as a corporation; or

**vii.**  Result in the Company being subject to Federal income tax at the entity level under Section 7704 of the Code.

### 9.1.6 Opinion of Counsel

Any Transfer otherwise permitted hereunder may be conditioned upon the receipt by the Company of a written opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Manager, in form and substance satisfactory to the Manager, as to compliance with Section 9.1.6 and such other legal matters as the Manager reasonably may request.

### 9.1.7 Reimbursement of Transfer Expenses

The transferor of any Interest in the Company hereby agrees to reimburse the Company, at the request of the Company, for any expenses reasonably incurred by the Company in connection with such Transfer, including the costs of seeking and obtaining the legal opinion required by Section 9.1.6 and any other legal, accounting and miscellaneous expenses ("***Transfer Expenses***"), whether or not such Transfer is consummated. At its election, and in any event if the transferor has not reimbursed the Company for any Transfer Expenses incurred by the Company in preparing for or consummating a proposed or completed Transfer within fifteen (15) days after the Company has delivered to such transferor written demand for payment, the Company may seek reimbursement from the transferee of such Interest. If the transferee does not reimburse the Company for such Transfer Expenses within a reasonable time, the Company may withhold such amount from distributions that would otherwise be made to the transferor or transferee (with such amount being treated for other purposes of this Agreement as having been distributed to such Person) or charge the transferee's Capital Account with such Transfer Expenses.

## 9.2 Admission of Substituted Members

### 9.2.1 General

Any transferee of an Interest in the Company transferred in accordance with the provisions of this ARTICLE IX shall be admitted as a substituted Member only with the consent or approval required for such Transfer in accordance with Section 9.1 (it being acknowledged that consent or approval to substitution pursuant to this Section 9.2 is separate and in addition to consent or approval for the Transfer pursuant to Section 9.1), which consent to substitution may be withheld for any reason or for no reason.

### 9.2.2 Effect of Admission

The transferee of an Interest in the Company transferred pursuant to this ARTICLE IX that is admitted to the Company as a substituted Member shall succeed to the rights and liabilities of the transferor Member (to the extent of the Interest transferred), including, without limitation, any obligation to return distributions pursuant to this Agreement and, after the effective date of such admission, the Capital Contributions and Capital Account of the transferor shall become the Capital Contributions and Capital Account, respectively, of the transferee, to the extent of the Interest transferred. If a transferee of an Interest is not admitted to the Company as a substituted Member, (a) such transferee shall have no right to participate with the Members in any votes taken or consents granted or withheld by the Members hereunder, and (b) the transferor shall remain liable to the Company for all contributions and other amounts payable with respect to the transferred Interest to the same extent as if no Transfer had occurred.

### 9.2.3   Non-Compliant Transfer

If a Transfer has been proposed or attempted but has not satisfied the requirements of this ARTICLE IX, the Company shall not admit the purported transferee as a substituted Member but, to the contrary, shall use its reasonable efforts to ensure that the Company (a) continues to treat the transferor as the sole owner of the Interest in the Company purportedly transferred, (b) makes no distributions to the purported transferee and (c) does not furnish to the purported transferee any tax or financial information regarding the Company. The Company shall also use its reasonable efforts to ensure that the Company does not otherwise treat the purported transferee as an owner of any Interest in the Company (either legal or equitable), unless required by law to do so. The Company shall be entitled to seek injunctive relief, at the expense of the purported transferor, to prevent any such purported Transfer.

### 9.2.4   Multiple Ownership

In the event of any Transfer which shall result in multiple ownership of any Member's Interest in the Company, the Company may require one or more trustees or nominees to be designated as representing a portion of or the entire Interest transferred for purposes of (a) receiving all notices which may be given, and all payments which may be made, under this Agreement and (b) exercising all rights which the transferor as a Member has pursuant to the provisions of this Agreement.

### 9.2.5   No Withdrawal Rights; Compulsory Redemption

Except as otherwise provided herein, no Member, in its capacity as such, shall have the right or power to: (a) withdraw, redeem or reduce its Capital Contributions and other obligations of such Member to the Company, (b) to the fullest extent permitted by law, cause the dissolution and winding up of the Company or (c) demand or receive property in return for its Capital Contributions. The Manager may at any time require that a Member redeem all or a portion of its Capital Account for any reason in its sole and absolute discretion.


**ARTICLE X**

**DISSOLUTION, TERMINATION AND LIQUIDATION**


### 10.1   Dissolution of the Company

The Company shall be dissolved, and its affairs wound up upon the happening of any of the following events:

**10.1.1** the determination of the Manager in its sole discretion to dissolve the Company; or

**10.1.2** a judicial determination under Section 3998 of the Act.

Dissolution of the Company shall be effective on the day on which the event giving rise to the dissolution occurs, but the Company shall not terminate until the assets of the Company have been distributed as provided in Section 10.3. To the fullest extent permitted by law, the dissolution, death, bankruptcy, insolvency, incompetence, disability, withdrawal, substitution or admission of any Member, or any other similar event involving the existence, status or organization of a Member, shall not, in and of itself, cause the dissolution of the Company.

**10.2     Termination of a Series**

**10.2.1** A Series shall be terminated and its affairs wound up upon the occurrence of any of the following events:

> **(a)**     upon the dissolution of the Company;

> **(b)**     at the election of the Manager upon ninety (90) calendar days prior written notice to all other Members;

> **(c)**     at the time in which there are no Members associated with such Series; or

> **(d)**     upon the entry of a decree of judicial termination of the Series under Section 3998 of the Act.

Under no circumstances may a Series be wound up in accordance with Section 18-801(a)(3) of the Act by the vote of Members holding more than two-thirds of the Series Interests.

**10.2.2** Other than in connection with a transfer of Series Interests in accordance with this Agreement, and unless approved by the Manager in its sole discretion, a Member associated with a Series shall not resign or take any voluntary action (including, without limitation, resignation) that directly causes it to cease to be a Member of the Company or such Series. A Member who ceases to be a Member associated with such Series (a "***Resigning Member***"), regardless of whether such termination was the result of a voluntary act by such Member, shall be entitled to receive (a) any distributions through the effective date of resignation from the Company with respect to such Series to which such Member is entitled under this Agreement or the relevant Series Operating Agreement and (b) within a reasonable period of time after resignation the fair market value of such Member's Series Interest as of the date of resignation. Except as otherwise expressly provided herein, a Resigning Member shall immediately become an assignee associated with such Series. Damages for breach of this Section 10.2.2 shall be monetary damages only (and not specific performance), and such damages may be offset against distributions by the Company with respect to such Series to which the Resigning Member would otherwise be entitled.

**10.2.3** The termination and winding up of a Series shall not cause a dissolution of the Company or the termination of any other Series. The termination of a Series shall not affect the limitation on liabilities of such Series or any other Series provided by this Agreement and the Act.

**10.2.4** Upon termination of a Series, the Manager may require that (i) the formal legal termination of a Series be delayed for up to twelve months and that the capital of the Members of a Series remain in that Series for such time if necessary, in the sole discretion of the Manager, in order to maintain adequate capitalization of the Company or to satisfy capital or net worth covenants in agreements between the Company and third parties, or (ii) a liquidating trustee be appointed (the "*Liquidating Trustee*") and a liquidating trust (or similar special purpose vehicle) be established to receive a distribution or allocation of securities and other assets in kind, in which case (a) payment to each Series Member of that portion of his or her Series Interest attributable to such securities or assets will be delayed until such time as such securities or other assets are liquidated, and (b) the amount otherwise due such Series Member will be increased or decreased to reflect the performance of such securities or other assets through the date on which the liquidation of such securities or other asset is effected. To the extent practical, in kind securities distributed Series Members shall be generally representative of the Series portfolio as a whole. A Series need not actively engage in business during any period for which it is required to remain in existence by the Manager pursuant to this Section 10.2.4.

### 10.3 Liquidation of the Company

**10.3.1** Upon dissolution of the Company, the Manager or the Liquidating Trustee, as the case may be, shall wind up the affairs of the Company and proceed within a reasonable period of time to sell or otherwise liquidate the assets of the Company and, after paying or making provision by the setting up of reasonable reserves for all liabilities to creditors of the Company, to distribute the assets among the Members in accordance with Section 10.3.2.

**10.3.2** The assets of the Company or the proceeds from liquidation of the Company shall be paid or distributed in the following manner:

**(a)** first, (i) Permissible Liquidation Expenses, and (ii) the liabilities and debts of the Company, other than liabilities for distributions to Members (whether by payment or the making of reasonable provision for payment thereof); and

**(b)** then, to all Members in the order of priority set forth in Section 8.7.2.

**10.3.3** In any such liquidation, the Company may distribute (after payment, or the making of reasonable provision for payment, of the Company's obligations) the assets of the Company in cash, in kind and generally representative of the Company's portfolio as a whole, or any combination thereof as the Manager or the Liquidating Trustee, as the case may be, shall determine in accordance with the Act; *provided, however,* that no distribution of securities, property or other assets shall be made to any Member to the extent such Member would be prohibited by applicable law from holding such securities, property or other assets (it being understood and agreed that under such circumstances, a non-ratable distribution may be made). The Manager or the Liquidating Trustee, as the case may be, may, in its discretion and in accordance with the Act, establish a liquidating trust (or similar special purpose vehicle) to receive a liquidating distribution or allocation of securities and other assets in kind, in which case (i) liquidating distributions to each Member attributable to such securities or assets will be delayed until such time as such securities or other assets are liquidated, and (ii) the amount otherwise due such Member will be increased or decreased to reflect the performance of such securities or other assets through the date on which the liquidation of such securities or other asset is effected.

**10.3.4** The expense of liquidating the Company (including, without limitation, legal and accounting expenses incurred in connection therewith and the cost of the Liquidating

Trustee, if any) shall be borne by the Company only to the extent permitted under the terms of this Agreement. Such expenses are referred to herein as "***Permissible Company Liquidation Expenses***". The Manager or the Liquidating Trustee, in its sole discretion, may establish reserves for contingent Permissible Company Liquidation Expenses.

**10.3.5**  When the liquidation has been completed in accordance with the foregoing liquidation plan, the Manager or the Liquidating Trustee, as the case may be, shall enter on its books and records on behalf of all Members evidence of the cancellation of the Company (or the equivalent thereof).

**10.3.6**  Any Liquidating Trustee winding up the Company's affairs who has complied with this Section 10.3 shall not be personally liable to the claimants of the dissolved Company by reason of such Liquidating Trustee's good faith actions in winding up the Company.

**10.4**  **Liquidation of a Series**

**10.4.1**  Upon dissolution of a Series, subject to rights and obligations set forth in Section 10.2.4 of this Agreement, the Manager or the Liquidating Trustee, as the case may be, shall wind up the affairs of the Series and proceed within a reasonable period of time to sell or otherwise liquidate the assets of the Series and, after paying or making provision by the setting up of reasonable reserves for all liabilities to creditors of the Company, to distribute the assets among the Members associated with that Series in accordance with the provisions for the making of distributions set forth in this Agreement.

**10.4.2**  The assets of each Series or the proceeds from liquidation of a Series shall be paid or distributed in the following manner:

**(a)**  first, (i) Permissible Series Liquidation Expenses (as defined in Section 10.4.4), and (ii) the liabilities and debts of such Series, other than liabilities for distributions to such Series Members (whether by payment or the making of reasonable provision for payment thereof); and

**(b)**  then, to such Series Members in the order of priority set forth in the applicable Series Operating Agreement.

**10.4.3**  In any such liquidation, the Company may distribute (after payment, or the making of reasonable provision for payment, of the Company's obligations) the assets of the Series in cash, in kind and generally representative of the Company's portfolio as a whole, or any combination thereof as the Manager or Liquidating Trustee, as the case may be, shall determine in accordance with the Act; *provided, however,* that no distribution of securities, property or other assets shall be made to any Member to the extent such Member would be prohibited by applicable law from holding such securities, property or other assets (it being understood and agreed that under such circumstances, a non-ratable distribution may be made).

**10.4.4**  The expense of liquidating a Series (including, without limitation, legal and accounting expenses incurred in connection therewith and the cost of the Liquidating Trustee) shall be borne by the Series only to the extent permitted under the terms of this Agreement. Such expenses are referred to herein as "***Permissible Series Liquidation Expenses***". The Manager or the Liquidating Trustee, as the case may be, may, in its sole discretion, establish reserves for contingent Permissible Series Liquidation Expenses.

**10.4.5** When the liquidation has been completed in accordance with the foregoing liquidation plan, the Manager or the Liquidating Trustee, as the case may be, shall enter on its books and records on behalf of all Members evidence of the cancellation of the Company (or the equivalent thereof).

**10.4.6** Any Liquidating Trustee winding up the Company's affairs who has complied with this Section 10.4 shall not be personally liable to the claimants of the dissolved Company by reason of such Liquidating Trustee's good faith actions in winding up the Company.

**10.5     General**

To the fullest extent permitted by law, the Liquidating Trustee, the Manager and the other Members shall not be personally liable for the return of the Capital Contributions of any Member.

**10.6     Member Obligations**

No Member shall be obligated to restore to the Company any amount with respect to a negative Capital Account; *provided*, *however*, that this provision shall not affect the obligations of Members to make any payments to the Company that are required under this Agreement or applicable law.

**10.7     Withholding of Taxes**

**10.7.1  General**

If the Company incurs an obligation to pay directly any amount in respect of taxes with respect to amounts allocated or distributed to one or more Members, including but not limited to withholding taxes imposed on any Member's or former Member's share of the Company gross or net income and gains (or items thereof), income taxes, and any interest, penalties or additions to tax (other than any penalties or additions to tax incurred as a result of the Manager' gross negligence or willful misconduct) ("***Tax Liability***"), or if the amount of a payment or distribution of cash or other property to the Company is reduced as a result of withholding by other parties in satisfaction of any such Tax Liability that is primarily attributable to the status or identity of a Member or Members (as opposed to the Company):

**(a)**     All payments by the Company in satisfaction of such Tax Liability and all reductions in the amount of a payment or distribution that the Company otherwise would have received shall be treated, pursuant to this Section 10.7, as distributed to those Members or former Members to which the related Tax Liability is attributable; *provided* that the Manager shall give the Members prompt notice of any amounts in respect of a Tax Liability withheld by a third party on payments to the Company or required to be withheld by the Company on allocations or distributions to the Members;

**(b)**     Notwithstanding any other provision of this Agreement, subsequent

36

distributions to the Members shall be adjusted by the Manager in an equitable manner so that the burden of taxes withheld at the source or paid by the Company is borne by those Members to which such Tax Liabilities are attributable; and

(c)     The Manager in its sole discretion may cause any amount treated pursuant to this Section 10.7.1 as distributed to any Member or former Member at any time that exceeds the amount, if any, of distributions to which such Person is then entitled under this Agreement to be treated as a loan to such Person, and the Company shall give prompt written notice to such Person of the amount of such loan. Amounts paid pursuant to such loan shall not be treated as Capital Contributions.

### 10.7.2  Tax Liability

The Manager, after consulting with the Company's accountants or the other tax advisers, shall determine the amount, if any, of any Tax Liability attributable to any Member. For this purpose, the Company shall be entitled to treat any Member as ineligible for an exemption from or reduction in rate of such Tax Liability (whether under a tax treaty or otherwise) except to the extent that such Member provides the Company with such reasonable written evidence as the Company or the relevant tax authorities may require to establish such Member's entitlement to such exemption or reduction.

### 10.8    Certain Distributions Prohibited

Anything in this Agreement to the contrary notwithstanding, no distribution shall be made to any Member if, and to the extent that, such distribution would not be permitted under the Act.

## ARTICLE XI

## EXCULPATION AND INDEMNIFICATION

### 11.1    Exculpation

### 11.1.1  General

No Covered Person shall be liable to the Company or any Member, in its capacity as such, for any loss suffered by the Company or any Member which arises out of any act or omission of such Covered Person unless a court of competent jurisdiction (or other similar tribunal) has issued a final decision, judgment or order that (i) such Covered Person was grossly negligent or engaged in fraud or willful misconduct or (ii) any act or omission which was taken by such Covered Person in bad faith. For purposes of this Section, "*Covered Person*" shall mean the Manager, the Liquidating Trustee, the Partnership Representative, each officer of the Company and each partner, member, officer, trustee, employee, or agent of any of the foregoing. To the extent that the provisions of this Agreement restrict or eliminate the duties (including fiduciary duties) and liabilities of a Covered Person to the Company or any Member otherwise existing at law or in equity or otherwise, such provisions are agreed by the Members to replace such other duties and liabilities of such Covered Person. Notwithstanding the foregoing, nothing contained in this paragraph or elsewhere in this Agreement shall constitute a waiver of any of a Member's legal rights under applicable U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.

### 11.1.2 Activities of Others

No Covered Person shall be liable to the Company or any Member, in its capacity as such, for the negligence, whether of action or omission, dishonesty or bad faith of any broker or other agent of the Company selected and retained in good faith by the Company or by any Covered Person.

### 11.1.3 Advice of Experts

No Covered Person shall be liable to the Company or any Member, in its capacity as such, with respect to any action or omission taken or suffered by any of them in good faith if such action or omission is taken or suffered in reliance upon and in accordance with the opinion or advice of legal counsel (as to matters of law), or of accountants (as to matters of accounting), or of investment bankers, accounting firms, or other appraisers (as to matters of valuation); *provided* that any of the foregoing are selected and retained by the Company or such Member in good faith.

## 11.2 Indemnification of Covered Persons

### 11.2.1 General

To the fullest extent permitted by law, each Covered Person shall be indemnified, subject to the other provisions of this Agreement, by the Company (only out of Company assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including attorneys' fees), judgment and/or liability (collectively, "*Damages*") incurred by or imposed upon the Covered Person in connection with any action, suit, proceeding or investigation (including any proceeding or investigation before any administrative or legislative body or agency), to which the Covered Person may be made a party or otherwise involved or with which the Covered Person shall be threatened, in respect of or arising from the Covered Person's being or holding, at the time the cause of action arose or thereafter, a Member, an Affiliate of a Member, a liquidator, any position or status in respect of which such Covered Person is a Covered Person, or by reason of actions or omissions taken or omitted in any such capacity.

### 11.2.2 Effect of Judgment

A Covered Person shall not be indemnified with respect to any act or omission with respect to which a court of competent jurisdiction (or other similar tribunal) has issued a final decision, judgment or order that such Covered Person was grossly negligent or engaged in fraud or willful misconduct or any act or omission which was taken by such Covered Person in bad faith.

### 11.2.3 Effect of Settlement

In the event of settlement of any action, suit, proceeding or investigation brought or threatened, such indemnification shall apply to all matters covered by such settlement except for matters as to which the Company is advised by counsel (who may be counsel regularly retained to represent the Company) that the Covered Person seeking indemnification, in the opinion of counsel, was grossly negligent, engaged in fraud or willful misconduct or that any act or omission which was taken by such Covered Person was taken in bad faith.

### 11.2.4  Advance Payment of Expenses

The Company, at the election of the Manager, may pay the expenses incurred by a Covered Person in connection with any such action, suit, proceeding or investigation, or in connection with claims arising in connection with any potential or threatened action, suit, proceeding or investigation, in advance of the final disposition of such action, suit, proceeding or investigation, upon (a) receipt of an enforceable undertaking by such Covered Person to repay such payment if the Covered Person shall be determined to be not entitled to indemnification for such expenses pursuant to this Article XI and (b) satisfaction of such other conditions as the Manager determine to be appropriate. The Manager shall condition indemnification payments by the Company to a Covered Person pursuant to this Section 11.2 that relate to Damages for which the Manager reasonably believe that such Covered Person may receive indemnification payments from a third party upon receipt of an enforceable undertaking by such Covered Person to repay such payment to the Company if, and to the extent that, such Covered Person receives indemnification payments from a third party for the same Damages.

### 11.2.5  Insurance

At its election, the Manager may cause the Company to purchase and maintain insurance, at the expense of the Company and to the extent available, for the protection of any Covered Person or potential Covered Person against any liability incurred in any capacity which results in such Person being a Covered Person, whether or not the Company has the power to indemnify such Person against such liability.

### 11.2.6  Successors

The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Covered Person.

### 11.2.7  Rights to Indemnification from Other Sources

The rights to indemnification and advancement of expenses conferred in this Section 11.2 shall not be exclusive of any rights to which any Covered Person may otherwise be entitled or hereafter acquire under any law, statute, rule, regulation, charter document, by-law, contract or agreement. The indemnification obligation of the Company to a Covered Person with respect to any Damages shall be reduced by any indemnification payments actually received by such Covered Person from a third party with respect to the same Damages. Solely for purposes of clarification, and without expanding the scope of indemnification pursuant to this Section 11.2, the Members intend that, to the maximum extent permitted by law, as between (a) the Company and (b) any other Person, this Section 11.2 shall be interpreted to reflect an ordering of liability for potentially overlapping or duplicative indemnification payments, with any applicable third party having primary liability, the Company having only secondary liability and any other Person that has agreed to indemnify a Covered Person for the same Damages having only tertiary (or subsequent) liability. The possibility that a Covered Person may receive indemnification payments from a third party shall not restrict the Company from making payments under this Section 11.2 to a Covered Person that is otherwise eligible for such payments, but such payments by the Company are not intended to relieve any third party from any liability that it would otherwise have to make indemnification payments to such Covered Person and, if a Covered Person that has received indemnification payments from the Company actually receives duplicative indemnification payments from a third party for the same Damages, such Covered Person shall repay the Company to the extent of such duplicative payments. If, notwithstanding the intention of this Section 11.2, a third party's obligation to make indemnification payments to a Covered Person is relieved or reduced under applicable law as a result of payments made by the Company pursuant to this Section 11.2, or if otherwise necessary to effect the intention of the Members in this Section 11.2.7, the Company shall have, to the maximum extent permitted by law, a right of subrogation against (or contribution from) such third party for amounts paid by the Company to a Covered Person that relieved or reduced the obligation of such third party to such Covered Person. Indemnification payments (if any) made to a Covered Person by a Person with tertiary (or subsequent) indemnification liability pursuant to the priority rules in this Section 11.2.7 in respect of Damages for which (and to the extent) such Covered Person is otherwise eligible for payments from the Company under this Section 11.2 shall not relieve the Company from its obligation to such Covered Person for such payments (it being the intention in such case that such Person would be reimbursed by such Covered Person or directly by the Company with payments made by the Company under this Section 11.2). As used in this Section 11.2, "indemnification" payments made or to be made by a third party shall be deemed to include (i) advancement of expenses in connection with indemnification obligations, (ii) payments made or to be made by any successor to the indemnification obligations of such third party and (iii) equivalent payments made or to be made by or on behalf of such third party (or such successor) pursuant to an insurance policy or similar arrangement.

## 11.3    Limitation by Law

If any Covered Person or the Company itself is subject to any federal or state law, rule or regulation which restricts the extent to which any Person may be exonerated or indemnified by the Company, the exoneration provisions set forth in Section 11.1 and the indemnification provisions set forth in Section 11.2 shall be deemed to be amended, automatically and without further action by the Members or any other Person, to the minimum extent necessary to conform to such restrictions.

## ARTICLE XII

## AMENDMENTS

## 12.1    Amendments; Limitations

This Agreement and each Series Operating Agreement are subject to amendment only with the written consent of the Manager; *provided, however,* that no amendment to this Agreement or a Series Operating Agreement may:

**12.1.1** Modify the limited liability of a Member; modify the indemnification and exculpation rights of the Covered Persons, as applicable; or increase in any material respect the liabilities or responsibilities of, or diminish in any material respect the rights or protections of, any Member under this Agreement or the Series Operating Agreement, in each case, without the consent of each such affected Member or Covered Person, as the case may be;

**12.1.2** Alter the interest of any Member in income, gains and losses or amend any portion of ARTICLE VII without the consent of each Member adversely affected by such amendment; *provided, however,* that the admission of additional Members in accordance with the terms of this Agreement shall not constitute such an alteration or amendment;

**12.1.3** Amend any provisions of this Agreement or a Series Operating Agreement, as applicable, that require the consent, action or approval of Members without the consent of such Members; or

**12.1.4** Amend this Section 12.1.

Notwithstanding the above, the Company's, the Series', the Manager's or the Manager's noncompliance with any provision hereof in any single transaction or event may be waived in writing by a majority in Interest of the affected Members. No waiver shall be deemed a waiver of any subsequent event of noncompliance.

**12.2    Amendment Without Consent**

Notwithstanding the limitations of Section 12.1, and in accordance with the Act, this Agreement or a Series Operating Agreement may be amended from time to time by the Manager without the consent of any of the Members including, without limitation, (i) to add to the representations, duties or obligations of the Manager or surrender any right or power granted to the Manager herein; (ii) to cure any ambiguity or correct or supplement any provisions herein which may be inconsistent with any other provision herein, or correct any printing, stenographic or clerical errors or omissions; (iii) to admit one or more additional Members or one or more Substituted Members, or withdraw one or more Members, in accordance with the terms of this Agreement; (iv) to make such adjustments or amendments to the terms of this Agreement or the Series Operating Agreement as may be required to effect the terms of Article VIII; (v) to create a new Series in accordance with Section 2.2 and make such adjustments in the Capital Accounts in accordance with this Agreement; and (vi) to effect any amendment, modification or change that is not adverse to the Members and does not result in non-uniform treatment of the Members (as reasonably determined by the Manager in good faith); provided, however, that no amendment shall be adopted pursuant to this Section 12.2 unless such amendment would not alter, or result in the alteration of, the limited liability of the Members or the status of the Company as a "partnership" for federal income tax purposes.

**12.3    Regulatory Amendments**

Notwithstanding the other provisions of this **ARTICLE XII**, the Manager, without the consent of any other Member or Person, may amend any provisions of this Agreement with respect to allocation of Net Income, Net Loss, items thereof, and tax items if so required by a taxing authority.

### 12.3.1  Notice of Amendments

The Company shall furnish copies of any amendments to this Agreement to each Member or Series Member, as applicable.

### 12.3.2  Corrective Amendments

The Manager, without the consent of any other Member or Person, may additionally amend any provisions of this Agreement (a) to cure any ambiguity or correct or supplement any provision herein which may be inconsistent with any other provision herein or to correct any printing, stenographic or clerical errors or omissions in order that this Agreement shall accurately reflect the agreement among the Members; and (b) to make such changes as the Manager in good faith deem necessary to comply with any requirements applicable to the Company or its Affiliates under applicable law.

## ARTICLE XIII

## ADMINISTRATIVE PROVISIONS

### 13.1    Accounts and Records

At all times through and until the fourth anniversary of the complete liquidation of the Company, the Manager shall cause to be kept proper and complete books of account, which shall fully and accurately reflect the activities and transactions of the Company. Such books of account shall be kept on the accrual method of accounting. The Company shall also maintain: (a) an executed copy of this Agreement (and any amendments hereto); (b) the Certificate of Formation (and any amendments thereto); (c) executed copies of any powers of attorney pursuant to which any document described in clause (a) or (b) has been executed by the Company; (d) a current list of the full name and last known address of each Member; (e) copies of all tax returns filed by the Company for each of the prior three years; and (f) all financial statements of the Company for each of the prior three years. These books and records shall at all times be maintained at the principal address of the Company.

### 13.2    Financial Reports

### 13.2.1  Notice of Reports

The Company shall transmit to each Member such financial, performance and other reports (and on such frequency) as may be determined by the Manager in its sole discretion.

### 13.2.2  Annual Tax Information

If required by the Code, the Company shall transmit to each Member, as soon as reasonably practicable after the close of each Fiscal Year (although the Company shall use reasonable efforts to do so within 120 days after the close of such Fiscal Year), such Member's

Schedule K-1 (Internal Revenue Service Form 1065) or an equivalent report indicating such Member's share of all items of income or gain, expense, loss or other deduction and tax credit of the Company for such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements, provided that the Company can obtain such additional information without unreasonable effort or expense.

### 13.3    Valuation

#### 13.3.1  Valuation by Manager

Whenever valuation of Company assets or net assets is required by this Agreement, the Manager shall determine the "*Fair Market Value*" thereof in good faith in accordance with this Section 13.3 and its valuation policies then in effect.

#### 13.3.2  Other Assets

The Manager' determination of the Fair Market Value of all other assets of the Company shall be based upon factors that the Manager deem to be relevant to such determination, which may include, without limitation: the current financial position and current and historical operating results of the issuer; sales prices of recent public or private transactions in the same or similar securities, including transactions on any securities exchange on which such securities are listed or in the over-the-counter market; general level of interest rates; recent trading volume of the security; restrictions on transfer, including the Company's right, if any, to require registration of its securities by the issuer under the securities laws; significant recent events affecting the assets.

#### 13.3.3  Goodwill and Intangible Assets

In determining the Fair Market Value of the assets of the Company, no allowance of any kind shall be made for goodwill or the name of the Company, the Company's office records, files and statistical data or any intangible assets of the Company in the nature of or similar to goodwill. The Company's name and the Company's goodwill shall, as among the Members, be deemed to have no value, and no Member shall have any right or claim individually to the use thereof solely as a result of this Agreement.

### 13.4    Notices

Except where otherwise specifically provided in this Agreement, all notices, requests, consents, approvals and statements (collectively, "*Notices*") shall be in writing and, if properly addressed to the recipient, shall be deemed given if (a) delivered personally to the recipient or sent by Electronic Transmission; (b) mailed by first class mail (or if sent from outside the United States, by airmail), postage prepaid; (c) sent by Electronic Transmission; or (d) delivered by a reputable overnight courier service. Notices shall be deemed to be properly addressed, if to the Company, if addressed to the principal address of the Company set forth in Section 2.5, or if to any Member, if addressed to its address as set forth in the books and records of the Company, or to such other address or addresses as the addressee previously may have specified by written notice given in the manner specified in this Section 13.4 to the Company, in the case of the Members, or to the Members, in the case of the Company. Notices shall be deemed received one Business Days after they are given, except that Notices sent by mail shall be deemed received three Business Days after they are mailed. Each Member hereby consents to receive Notices by Electronic Transmission at the electronic mail address set forth in Schedule A.

### 13.5     Accounting Provisions

#### 13.5.1  Fiscal Year

The fiscal year of the Company ("*Fiscal Year*") shall be the calendar year or, if the Company is required to use a different year as its taxable year for U.S. federal income tax purposes, such other year.

#### 13.5.2  Independent Accountants

When their services are required, the Company's independent public accountants shall at all times be a reputable independent public accounting firm selected by the Manager in its sole discretion. The Manager may change the Company's accountants from time to time.

### 13.6   Tax Provisions

#### 13.6.1  Classification as Company

The Company (a) shall not elect: (i) to be excluded from the provisions of Subchapter K of Chapter 1 of the Code, (ii) to be treated as a corporation for United States federal income tax purposes, or (iii) to be treated as an "electing large partnership" as defined in Section 775 of the Code; (b) shall make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for United States federal income tax purposes; (c) shall file any required tax returns in a manner consistent with its treatment as a partnership for United States federal income tax purposes; and (d) shall not take any action that would be inconsistent with the treatment of the Company as a partnership for such purposes.

#### 13.6.2  Publicly Traded Partnerships

To avoid classification as a "publicly traded partnership" for U.S. federal income tax purposes, the Company shall not (i) participate in the establishment of a securities market for the Interests within the meaning of Regulations Section 1.7704-1(b), (ii) allow the Interests to be tradable on a secondary market or the substantial equivalent thereof) within the meaning of Regulations Section 1.7704-1(c), or (iii) recognize any Transfer made on any market by (A) redeeming the transferor Member (in the case of a redemption or repurchase by the Company) or (B) admitting the transferee as a Member or otherwise recognizing any rights of such transferee, such as a right of the transferee to receive Company distributions (directly or indirectly) or to acquire an interest in the capital or profits of the Company. unless and until the Manager has registered Interests and Series Interests for resale under the Securities Act and has them listed or quoted for trading.

#### 13.6.3  Partnership Representative; Member Tax Information

The "Tax Matters Partner," as defined in Section 6231 of the Code, of the Company for taxable years of the Company beginning prior to 2018 and the "Partnership Representative" (as that term is defined in Section 6223(a) of the Code as amended by the Bipartisan Budget Act of 2015) for all taxable years beginning after 2017 shall be designated by the Manager. The Manager may designate a different Member as the Partnership Representative from time to time; *provided* that no Member shall become the Partnership Representative without its consent to such designation. As the Partnership Representative, the Manager shall have sole discretion to make or refrain from making any election or otherwise act on behalf of the Company in any audit proceeding involving the Company. Each Member expressly consents to such designation and agrees that, upon the request of the Manager, it will execute, acknowledge, deliver, file and record at the appropriate public offices such documents as may be necessary or appropriate to effect such consent. Each Member agrees not to treat, without the prior consent of the Manager, on its U.S. federal income tax return or in any claim for a refund, any income, gain, loss deduction or credit in a manner inconsistent with the treatment of such item by the Company. The Partnership Representative (or Partnership Representative) shall represent the Company (at the Company's expense) in connection with all administrative and/or judicial proceedings by the U.S. Internal Revenue Service or any U.S. taxing authority involving any U.S. tax return of the Company and may expend the Company's funds for professional services and costs associated therewith. Each Member (or former Member) agrees to indemnify the Company for any taxes (and related interest, penalties or other charges or expenses) payable by the Company and attributable to such Member's (or former Member's) interest in the Company, as reasonably determined by the Manager. The foregoing obligation shall survive the withdrawal of any Member and/or the dissolution and liquidation of the Company. To the extent permitted under applicable law, each of the Partnership Representative and the Partnership Representative shall be entitled to indemnification from the Company for any act performed by it within the scope of its duties as Partnership Representative (or Partnership Representative) except to the extent such act constitutes gross negligence or willful misconduct.

### 13.6.4  Tax Elections

Subject to Sections 13.6.1 and 13.6.2, the Manager may cause the Company to make any tax election provided under the Code, or any provision of state, local or foreign tax law, including an election under Section 754 of the Code and, if the Company so qualifies, an election to have the Company treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the Company elects to be treated as an "electing investment partnership" or makes an election under Section 754 of the Code, the Members shall cooperate with the Company to comply with the applicable provisions of the Code and Regulations in connection therewith and shall not take any action that would be inconsistent with any such election.

### 13.6.5  Tax Returns

The Manager shall prepare or cause to be prepared all U.S. federal, state local and foreign tax returns of the Company for every taxable period for which such tax returns are required to be filed.

### 13.6.6  Section 1045 Rollovers

Each Member agrees that (a) with respect to its Interest in the Company, it will not require the Company to elect, and the Company shall not be required to elect, the application of Section 1045 of the Code (dealing with rollovers of gains realized on the disposition of "qualified small business stock" as defined in Section 1202 of the Code) or any similar provisions of any state income tax law; and (b) without the prior written consent of the Manager, such Member will not make any election referred to in the preceding clause if such election would impose on the Company any obligation (including, but not limited to, any obligation to furnish information, maintain records or file returns or other documents); and (c) the Company shall not be required to comply with any tax reporting or accounting requirements (including, but not limited to, those relating to the adjustment of the tax basis of any asset of the Company or the Interest in the Company of any Member) that may be imposed under Section 1045 of the Code, and shall not be required to provide any information necessary to enable such Member to comply with or elect the application of Section 1045 of the Code, in each case with respect to rollovers of qualified small business stock by the Company or by or on behalf of any Member.

## 13.7 ERISA Compliance

The Company shall use its reasonable efforts to conduct its affairs so that it will at no time be deemed to hold "plan assets" of any Member subject to ERISA for purposes of ERISA. Specifically, the Company shall use reasonable efforts to ensure that, within the meaning of the "plan assets regulation", either (a) participation in the Company by "benefit plan investors" is not "significant" at any time, or (b) the Company qualifies as a "venture capital operating company".

## ARTICLE XIV
## MISCELLANEOUS

### 14.1 Power of Attorney

**14.1.1** Each Member, by its execution of this Agreement or a Series Operating Agreement, hereby irrevocably makes, constitutes and appoints the Manager and the Liquidating Trustee, if any, in such capacity as Liquidating Trustee for so long as it acts as such (each is hereinafter referred to as the "*Attorney*"), as its true and lawful agent and attorney-in-fact, with full power of substitution and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file (i) this Agreement and any amendment to this Agreement that has been adopted as herein provided; (ii) the original Certificate of Formation and all amendments thereto required or permitted by law or the provisions of this Agreement; (iii) the relevant Series Operating Agreements of the Series associated with such Member; (iv) all instruments or documents required to effect a transfer of Interest or Series Interest; (v) all certificates and other instruments deemed advisable by the Manager, the Manager or the Liquidating Trustee, if any, to carry out the provisions of this Agreement, the relevant Series Operating Agreements and applicable law or to permit the Company to become or to continue as a series of a limited liability company wherein the Members have limited liability in each jurisdiction where the Company may be doing business; (vi) all instruments that the Manager, the Manager or the Liquidating Trustee, if any, deems appropriate to reflect a change, modification or termination of this Agreement or the relevant Series Operating Agreements or the Company in accordance with this Agreement including, without limitation, the admission of additional Members or Substituted Members pursuant to the provisions of this Agreement, as applicable; (vii) all fictitious or assumed name certificates required or permitted to be filed on behalf of the Company or a Series; (viii) all conveyances and other instruments or papers deemed advisable by the Manager or the Liquidating Trustee, if any, including, without limitation, those to effect the terms of Section 8.7 and the dissolution and termination of the Company (including a Certificate of Cancellation or to effect the terms of Section 10.3.2); and (ix) all other instruments or papers that may be required or permitted by law to be filed on behalf of the Company.

**14.1.2** The foregoing power of attorney:

**(a)** is coupled with an Interest or Series Interest, shall be irrevocable and shall survive and shall not be affected by the subsequent death, disability or Incapacity of any Member or any subsequent power of attorney executed by a Member;

**(b)** may be exercised by the Attorney, either by signing separately as attorney-in-fact for each Member or by a single signature of the Attorney, acting as attorney-in-fact for all of them; and

**(c)** shall survive the delivery of an assignment by a Member of all or any portion of its Interest or Series Interest; except that, where the assignee of all of such Member's Interest or Series Interest has been approved by the Manager or Manager for admission to the Company or a Series, as a Substituted Member, the power of attorney of the assignor shall survive the delivery of such assignment for the sole purpose of enabling the Attorney to execute, swear to, acknowledge and file any instrument necessary or appropriate to effect such substitution.

**14.1.3** Each Member shall execute and deliver to the Manager within five (5) Business Days after receipt of the Manager's request therefor such further designations, powers-of-attorney and other instruments as the Manager reasonably deems necessary to carry out the terms of this Agreement.

## 14.2 Execution of Additional Documents

Each Member hereby agrees to execute all certificates, counterparts, amendments, instruments or documents that may be required by laws of the various jurisdictions in which the Company conducts its activities, to conform with the laws of such jurisdictions governing limited liability companies.

## 14.3 Binding on Successors

This Agreement shall be binding upon and shall inure to the benefit of the respective heirs, successors, permitted assigns and legal representatives of the parties hereto.

## 14.4 Governing Law; Submission to Jurisdiction and Venue

This agreement shall be construed, performed and enforced in accordance with the laws of the State of Delaware, without giving effect to its conflict of laws principles to the extent such principles or rules would require or permit the application of the laws of another jurisdiction. Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts.

### 14.5 Securities Law Matters

Each Member understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Interests in the Company have not been, and may never be, registered under the Securities Act or under any applicable securities laws of any state or other jurisdiction and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act and any such other applicable securities laws or an exemption from such registration is available.

### 14.6 Confidentiality

**14.6.1** A Member's rights to access or receive any information about the Company or its business including, without limitation, (i) information to which a Member is provided access pursuant to Section 13.2.1, (ii) financial statements, reports and other information provided pursuant to Section 13.2.2 and (iii) this Agreement and any other related agreements (collectively, the "***Company Information***"), are conditioned on such Member's willingness and ability to assure that the Company Information will be used solely by such Member for purposes reasonably related to such Member's Interest as a Member (or, if applicable, for purposes reasonably related to such Person's duties and functions with respect to the Company), and that such Company Information will not become publicly available as a result of such Member's rights to access or receive such Company Information. Each Member agrees to maintain any Company Information provided to it in confidence and not to disclose the Company Information to any Person other than (a) to its officers, fiduciaries, employees, agents, attorneys, accountants or consultants who have a business need to know such Company Information, who have been informed of the confidential nature of such Company Information, and who are, either by the nature of their positions or duties or pursuant to written agreement, subject to substantially equivalent restrictions with respect to the use and disclosure of the Company Information as are set forth in this Agreement and (b) other than to the extent reasonably necessary or appropriate in connection with such Person's duties and functions with respect to the Company (if applicable). Notwithstanding the foregoing, if the Company determines in its discretion that a Member is a "fund-of-funds" or similar entity or investor, the Manager will not unreasonably withhold consent to such Member's disclosure of summary information concerning the Company's financial performance and status to such Member's own equity holders, *provided, however,* that the Manager will only provide such consent if the Member's equity holders are, pursuant to a written agreement or other obligation, subject to substantially equivalent restrictions with respect to the use and disclosure of the Company Information as are set forth in this Agreement.

**14.6.2** With respect to any Member, the obligation to maintain the Company Information in confidence shall not apply to any Company Information (i) that becomes publicly available (other than by reason of a non-permitted disclosure by a Member), (ii) the disclosure of which has been consented to by the Company in writing (with the approval of the Manager), or (iii) the disclosure of which is required by a court of competent jurisdiction or other governmental authority or otherwise as required by law. To the fullest extent permitted by law, before any Member discloses Company Information pursuant to clause (iii), such Member shall promptly, and in any event prior to making any such disclosure, notify the Company of the court order, subpoena, interrogatories, government order or other reason that requires disclosure of the Company Information so that the Company may seek a protective order or other remedy to protect the confidentiality of the Company Information. To the fullest extent permitted by law, such Member shall also consult with the Company on the advisability of taking steps to eliminate or narrow the requirement to disclose the Company Information and shall otherwise cooperate with the efforts of the Company to obtain a protective order or other remedy to protect the Company Information. If a protective order or other remedy cannot be obtained, to the fullest extent permitted by law, such Member shall disclose only that Company Information that its counsel advises that it is legally required to disclose (and only after having provided the Company with notice of such determination).

14.6.3    Notwithstanding any other provision of this Agreement, with the exception of the Schedule K-1 or equivalent report to be provided to each Member pursuant to Section 13.2.2, the Company shall have the right not to provide any Member, after written notice to such Member and for such period of time as the Manager in good faith determine to be advisable, with any Company Information that such Member would otherwise be entitled to receive or to have access to pursuant to this Agreement or the Act if: (i) the Company (or its Members, officers or managers) is required by law or by agreement with a third party to keep such Company Information confidential; or (ii) the Manager in good faith believe that the disclosure of such Company Information to such Member is not in the best interest of the Company or could damage the Company or its business (which may include a determination by the Company that such Member or one or more of its equity holders is disclosing or may disclose such Company Information and that the potential of such disclosure by such Person is not in the best interest of the Company or could damage the Company or its business).

14.6.4    The Members acknowledge and agree that: (i) the Company, its Manager or its Members may acquire confidential information related to third parties (*e.g.*, the Portfolio Company) that pursuant to fiduciary, contractual, legal or similar obligations cannot be disclosed to the Members; and (ii) to the fullest extent permitted by law, neither the Company, its Manager nor its Members shall be in breach of any duty owed to the Company or the Members under this Agreement or the Act in consequence of acquiring, holding or failing to disclose such information to the Members so long as such obligations were undertaken in good faith.

14.6.5    In addition to any other remedies available at law, the Members agree that, to the fullest extent permitted by law, the Company shall be entitled to equitable relief, including, without limitation, the right to an injunction or restraining order, as a remedy for any failure by a Member to comply with its obligations with respect to the use and disclosure of Company Information, as set forth in Sections 14.7.2 and 14.7.3.

14.6.6    Notwithstanding any other provision of this Agreement to the contrary, to comply with Treasury Regulation Section 1.6011-4(b)(3), each Member (and any employee, representative, or other agent of such Member) may disclose to any and all Persons, without limitation of any kind, the U.S. federal tax treatment and tax structure of the Company or any transactions contemplated by the Company, it being understood and agreed such tax treatment or structure information for this purpose does not include (1) the name of, or any other identifying information regarding, (A) the Company or any existing or future investor (or its Affiliates) in the

Company, or (B) any investment or transaction entered into by the Company and (2) any performance information relating to the Company or its investments.

### 14.7    Contract Construction; Headings

Whenever the context of this Agreement permits, the masculine or neuter gender shall include the masculine, feminine and neuter genders, and reference to singular or plural shall be interchangeable with the other. The invalidity or unenforceability of any one or more provisions of this Agreement shall not affect the other provisions, and the parties hereto intend that this Agreement shall be construed and reformed in all respects as if any such invalid or unenforceable provision(s) were omitted or, at the direction of a court, modified in order to give effect to the intent and purposes of this Agreement. References in this Agreement to particular sections of the Code or the Act or any other statute shall be deemed to refer to such sections or provisions as they may be amended after the date of this Agreement. Captions in this Agreement are for convenience only and do not define or limit any term of this Agreement. It is the intention of the parties that every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party (notwithstanding any rule of law requiring an agreement to be strictly construed against the drafting party), it being understood that the parties to this Agreement are sophisticated and have had adequate opportunity and means to retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement.

### 14.8    Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. An electronic, PDF or DocuSign (or similar service) signature shall be deemed an original. All parties hereto hereby consent to transact business with the Company and each of the other parties hereto via electronic signature (including via DocuSign or similar service). Each party hereto understands and agrees that their signature page may be disassembled herefrom and attached to the final version of this Agreement (which version shall be distributed to such parties prior to any applicable closing).

### 14.9    Entire Agreement

This Agreement and the Series Operating Agreements, including any exhibits attached thereto, constitute the entire agreement among the parties with respect to the subject matter in this Agreement or Series Operating Agreement and supersede any prior agreement or understandings among them, oral or written, with respect to the subject matter in this Agreement or Series Operating Agreement, all of which are hereby canceled. There are no representations, agreements, arrangements or understandings, oral or written, between or among the Members relating only to the subject matter of such agreements that are not fully expressed herein or therein. The provisions of this Agreement and such agreements, to the extent that they restrict the duties and liabilities of the Manager otherwise existing at law or in equity, are agreed by the Members to modify to that extent such duties and liabilities of the Manager. This Agreement or any Series Operating Agreement may not be modified or amended other than pursuant to ARTICLE XII. The Members agree that notwithstanding Section 12.1, each such other agreement may be amended, modified, waived or terminated by the Company and the Members who are parties thereto without the consent of any other Members, and any Member not a party to any such other agreement is not intended to be a third-party beneficiary of any such other agreement.

### 14.10   Waiver of Jury Trial

EACH MEMBER AND THE COMPANY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY ACTION OR PROCEEDING BROUGHT BY OR AGAINST THE COMPANY OR IN ANY WAY RELATING TO THIS AGREEMENT.

### 14.11   Severability

Except as otherwise provided in Section 14.7.5, in the event that any provision of this Agreement shall be held to be invalid or unenforceable by any arbitrator, or by any court of competent jurisdiction if for any reason a claim proceeds in court rather than in arbitration, such provision shall be interpreted so as to comply with the ruling of such arbitrator or court and such holding shall in no way affect, invalidate, or render unenforceable any other provision hereof. If any provision of this Agreement is held to be invalid, illegal or unenforceable in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof. The invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

### 14.12   Legal Counsel

Each Member, if it wishes to obtain counsel in connection with the Company, its Interest therein or this Agreement and related agreements, may retain its own independent legal counsel with respect thereto and (except as otherwise expressly agreed in writing by the Company) will pay all fees and expenses of such independent counsel.

### 14.13   Waiver of Action for Partition.

Each Member irrevocably waives during the existence of the Company any right that it may have to maintain any action for partition with respect to the property of the Company.

### 14.14   Side Letters.

Notwithstanding any provision of this Agreement, including any provisions in Series Agreements in existence now or in the future, it is hereby acknowledged and agreed that the Manager on its own behalf and on behalf of the Company and each Series, without the approval of any Member or any other Person, may enter into a side letter or similar agreement to or with a Member which has the effect of establishing rights under, or altering or supplementing the terms hereof. The parties hereto agree that any terms contained in a side letter or similar agreement to or with a Member shall govern with respect to such Member notwithstanding any provision of this Agreement or any Series Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

The Parties hereto have entered into this Limited Liability Company Agreement as of the date first above stated.

**THE COMPANY**

**CITYFUNDS I, LLC**

By: **CITYFUND MANAGER, LLC**

By: **Compound Asset Management, LLC**
    its Managing Member

By: _____
Name:    Jesse Stein
Title:    Authorized person

By: **Nada Asset Management LLC**
    its Managing Member

By: *John Green*
Name:    John Green
Title:    President/CEO

**THE MANAGER**

**CITYFUND MANAGER, LLC**

By: **Compound Asset Management, LLC**
    its Managing Member

By: _____
Name:    Jesse Stein
Title:    Authorized person

By: **Nada Asset Management LLC**
    its Managing Member

By: *John Green*
Name:    John Green
Title:    President/CEO

**LIMITED LIABILITY COMPANY**
**AGREEMENT OF CITYFUNDS I, LLC**
**MEMBER SIGNATURE PAGE**

The undersigned Member hereby executes the Limited Liability Company Agreement of the Company, together with accompanying exhibits, dated as of the Effective Date, and hereby authorizes this signature page to be attached to a counterpart of such document executed by the Manager of the Company.

_____

(Print Name of Member)


_____   Dated: _____

(Signature of Member or Authorized Signatory)


**If Member is acting through an Authorized Signatory, Member must complete the fields below.**


_____

(Name of Authorized Signatory)


_____

(Title of Authorized Signatory)

## SCHEDULE A
### SERIES, MANAGERS AND MEMBERS

| Manager/Member Name | Manager/Member Mailing Address and Contact Information (Including Email) | Capital Contribution Amount | Series Affiliation | Series Interest |
|---|---|---|---|---|
| | | $ | | % |
| | | $ | | % |
| | | $ | | % |

**Appendix I**

**Definitions**
]

"***Act***" has the meaning set forth in the recitals to this Agreement.

"***Additional Member***" has the meaning set forth in Section 3.4.

"***Adjusted Capital Account Deficit***" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

   (a)  credit to such Capital Account any amounts that such Member is obligated to restore pursuant to any provision of this Agreement or is deemed obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

   (b)  debit to such Capital Account the items described in Regulations Sections 1.704- 1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"***Affiliate***", with reference to any Person, means: (a) any corporation, association, partnership, limited liability company, limited liability partnership or other entity of which such Person has direct or indirect control and (b) any other Person controlling, controlled by, or under direct or indirect common control with such Person.

"***Agreement***" means this Limited Liability Company Operating Agreement, including all exhibits, appendices, and schedules hereto, as it may be amended or restated from time to time.

"***Book Item***" has the meaning set forth in Section 8.6.1.

"***Business Day***" means any day, excluding Saturday, Sunday and any other day on which commercial banks in the United States are authorized or required by law to close.

"***Capital Account***" has the meaning set forth in Section 8.1.1.

"***Capital Contributions***" means, with respect to any Member, the aggregate amount of money contributed (or deemed contributed) to the Company by such Member (or its predecessors in interest) with respect to the Interests held by such Member. If, in connection with any Capital Contribution to the Company by a Member, the Capital Account of such Member is debited with the amount of any liability of such Member assumed by the Company or the amount of any liability to which any property contributed by such Member is subject, the amount of such Member's Capital Contribution shall be reduced, without duplication, by an equal amount.

"*Certificate of Formation*" has the meaning set forth in the recitals to this Agreement.

"*Code*" means the Internal Revenue Code of 1986, as amended from time to time.

"*Company*" has the meaning set forth in the recitals to this Agreement.

"*Company Information*" has the meaning set forth in Section 14.6.1.

"*Company Minimum Gain*" has the same meaning as "partnership minimum gain" set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"*Covered Person*" has the meaning set forth in Section 11.1.1.

"*Damages*" has the meaning set forth in Section 11.2.1.

"*Defaulting Member*" has the meaning set forth in Section 7.1.3.

"*Electronic Transmission*" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process. For the avoidance of doubt, this may include email or other forms of electronic communication.

"*ERISA*" has the meaning set forth in Section 5.2.4.

"*Entity*" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association or other entity.

"*Fair Market Value*" has the meaning set forth in Section 11.3.1.

"*Fiscal Year*" has the meaning set forth in Section 13.5.1.

"*Gross Asset Value*" means, with respect to any asset, the asset's adjusted basis for Federal income tax purposes, except as follows:

        (a)    the Gross Asset Value of any asset contributed by a Member to the Company is the gross fair market value of such asset as determined at the time of contribution;

        (b)    the Gross Asset Value of all assets of the Company shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of any additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution, (ii) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an Interest in the Company, (iii) the grant of an Interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member, and (iv) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); *provided*, *however*, that the adjustments pursuant to clauses (i), (ii) and (iii) above shall be made only if the Manager reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company; and

(c)     the Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Manager.

"***Interest***" means the limited liability company interest owned by a Member in the Company at any particular time, including the right of such Member to any and all benefits to which such Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all terms and provisions this Agreement.

"***Liquidating Trustee***" has the meaning set forth in Section 10.2.

"***Manager***" has the meaning set forth in the recitals to this Agreement.

"***Member***" has the meaning set forth in the recitals to this Agreement. The term Member shall include each Series Member and the Manager unless the context requires otherwise.

"***Member Nonrecourse Debt Minimum Gain***" means an amount, with respect to each Member Nonrecourse Debt, equal to the member minimum gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704 2(i)(3).

"***Member Nonrecourse Deductions***" has the same meaning as the term "partner nonrecourse deductions" set forth in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"***Net Income***" and "***Net Loss***" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss) with the following adjustments (without duplication):

(a)     any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this paragraph shall be added to such income or loss;

(b)     any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Loss pursuant to this paragraph, shall be subtracted from such taxable income or loss;

(c)     in the event the Gross Asset Value of any Company asset is adjusted pursuant to subdivisions (b) or (c) of the definition of "Gross Asset Value" herein, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income or Net Loss;

> (d)     gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

> (e)     in lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, such amounts shall instead be determined in accordance with the requirements of Regulations Section 1.704-1(b)(2)(iv)(g); and

> (f)     any items which are specially allocated pursuant to the provisions of Section 8.4 shall not be taken into account in computing Net Income or Net Loss.

"***Nonrecourse Deductions***" has the meaning set forth in Regulations Sections 1.704-2(b)(1) and 1.704- 2(c).

"***Nonrecourse Liability***" has the meaning set forth in Regulations Section 1.704-2(b)(3).

"***Notices***" has the meaning set forth in Section 13.4.

"***Partnership Representative***" has the meaning set forth Section 13.6.3.

"***Permissible Company Liquidation Expenses***" has the meaning set forth in Section 10.3.4.

"***Permissible Series Liquidation Expenses***" has the meaning set forth in Section 10.4.4.

"***Person***" means any individual or Entity.

"***Prime Rate***" means the highest prime rate of interest quoted from time to time by The Wall Street Journal as the "base rate" on corporate loans at large money center commercial banks.

"***Regulations***" means the Income Tax Regulations promulgated under the Code, as amended.

"***Resigning Member***" shall have the meaning set forth in Section 10.2.2

"***Securities Act***" means the U.S. Securities Act of 1933, as amended from time to time, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"***Series Indemnified Party***" shall have the meaning set forth in Section 5.4.1.

"***Series Interest***" means, with respect to a Series, the limited liability company interest of a Member at any particular time, including the right of such Member to any and all benefits to which such Member may be entitled as provided in this Agreement, the relevant Series Operating Agreement and in the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement, the relevant Series Operating Agreement and the Act.

"***Series Operating Agreement***" shall have the meaning set forth in Section 2.2.1.

"***Tax Liability***" has the meaning set forth in Section 10.7.1.

"**Transfer**" has the meaning set forth in Section 9.1.1.

"**Transfer Expenses**" has the meaning set forth in Section 9.1.7.

"***Treasury Regulations***" means the federal regulations promulgated by the U.S. Department of the Treasury pursuant to the Code.

**EXHIBIT A**

**FORM OF SERIES OPERATING AGREEMENT**

**CITYFUNDS SERIES #[NAME]**

**A SERIES OF CITYFUNDS I, LLC**

THIS SERIES OPERATING AGREEMENT, dated as of [DATE] ("***Series Operating Agreement***"), is entered into by and between certain members of Cityfunds I, LLC, a Delaware series limited liability company (the "***Company***") associated with the [NAME] (this "***Series***"), as such Members are set forth on a separate Schedule A to the Limited Liability Company Agreement of the Company (the "***Master Operating Agreement***"), and the manager of this Series (the "***Manager***"). Capitalized terms used herein and not otherwise defined are used as defined in the Master Operating Agreement, dated and effective as of April 26, 2021, as may be amended from time to time.

WHEREAS, the Manager of this Series and the Members associated with other Series of the Company have heretofore formed a series limited liability company under the provisions of the Delaware Limited Liability Company Act (the "***Act***") as a result of filing the Certificate of Formation with the Secretary of State of the State of Delaware on April 26, 2021and by entering into the Master Operating Agreement;

WHEREAS, it is intended by the parties hereto to create a separate Series in accordance with Section 215 of the Act; and

WHEREAS, it is intended by the parties hereto that except as otherwise provided for in the Master Operating Agreement or agreed to by the Members associated with this Series, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to this Series shall be enforceable only against the assets of this Series, and not against the assets of the Company generally or any other Series.

NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the parties, intending to be legally bound, hereby agree as follows:

**1.** **New Series.** In accordance with Section 2.2 of the Master Operating Agreement, the Manager of the Company and the Members listed as being associated with this Series in Schedule A to the Master Operating Agreement agree that this Series is hereby created, which shall be a "***Series***" for purposes of the Master Operating Agreement.

**2.** **Name of New Series.** The name of the Series created by this Series Operating Agreement shall be [NAME], a series of Cityfunds I, LLC (this "***Series***").

**3.** **Agreement to be Bound.** Each of the Members listed on Schedule A to the Master Operating Agreement who execute this Series Operating Agreement in their capacities as members of the Company associated with this Series, agree to be bound by the terms and provisions of the Master Operating Agreement and this Series Operating Agreement.

4.      **Manager.**  The Manager of this Series shall be Cityfund Manager, LLC.

5.      **Management.**  The Manager will expressly have such powers as granted in this Series Operating Agreement, Article V of the Master Operating Agreement and the Act. The Manager will have the power to manage the business and affairs of this Series, to make all decisions with respect to the business and affairs of this Series and to perform any and all other acts that are customary or incidental to the management of the business and affairs of this Series.

6.      **Management Fee.** The Management Fee for this Series shall be as defined in Section 6.1 of the Master Operating Agreement.

7.      **Officers.**  The Manager may, at any time and in its sole discretion, appoint officers to aid in the management of this Series.

8.      **Purpose.**  The separate purpose of this Series shall be investing, directly or indirectly, in residential real estate properties in the [NAME OF CITY] statistical area (each a "city") in the United States.  This Series will buy, sell, hold, and otherwise invest in or dispose of single family residential real estate properties in [NAME OF CITY] and exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to such assets held or owned by such Series.

9.      **Distributions**.  Distributions shall be made in accordance with Section 8.7 of the Master Operating Agreement, except as otherwise provided herein:

a.      The Series shall first use available assets to pay outstanding debts and obligations, if any, of the Series.  Then, subject to Section 8.9 of the Master Operating Agreement, the Series shall make distributions, at such times and intervals as the Manager shall determine, in its sole discretion, with respect to assets attributable to the Series, in the following proportions and order of priority:

i.      First, to the Series Members, pro rata in accordance with their Capital Contribution amounts attributable to this Series, until each such Series Member has received aggregate distributions in an amount equal to such Series Member's Capital Contribution amount attributable to this Series; and

ii.      Then (1) zero percent (0%) of the remainder to the Manager, and (2) the remainder to the other Series Members, pro rata in accordance with their Series Interest in Series.

10.      **Liquidation.**  The Series shall wind up and the Series shall liquidate pursuant to Section 10.3 of the Master Operating Agreement. Pursuant to such liquidation, the assets of the Series or the proceeds from the distribution shall first be paid or distributed in accordance with Section 10.3.2(a) of the Master Operating Agreement, and then in the order of priority of Section 9 of this Series Operating Agreement.

**11.** **Headings.** The headings in this Series Operating Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent, or intent of this Series Operating Agreement or any provision hereof.

**12.** **Severability.** The invalidity or unenforceability of any particular provision of this Series Operating Agreement shall not affect the other provisions hereof, and this Series Operating Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

**13.** **Integration.** This Series Operating Agreement and the Master Operating Agreement, including all schedules and exhibits thereof, constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements and understandings pertaining thereto.

**14.** **Indemnification.** All Series Indemnified Parties shall be indemnified as provided in Section 11.2 of the Master Operating Agreement.

**15.** **Counterparts.** This Series Operating Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

**16.** **Governing Law.** This Series Operating Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

IN WITNESS WHEREOF, the parties hereto have executed this Series Operating Agreement as of the date first above written.

**CITYFUND MANAGER, LLC**

By: **Compound Asset Management, LLC**
    its Managing Member

    By: _____
    Name:
    Title:

By: **Nada Asset Management LLC**
    its Managing Member

    By: _____
    Name:
    Title: